Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

By and Among

CT ENERGY HOLDING SRL

HNR ENERGIA B.V.,

and

HARVEST NATURAL RESOURCES, INC.

Dated as of June 29, 2016

Exhibits
Exhibit A	–	Form of Letter of Credit
Exhibit B	–	Form of Buyer Promissory Note
Exhibit C	–	Form of Buyer Guaranty
Exhibit D	–	Form of Release
Exhibit E	–	Form of Deed of Transfer

Schedules
Seller Disclosure Schedule
Buyer Disclosure Schedule

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of June 29, 2016 (this “Agreement”), is made by and among CT Energy Holding SRL, a Barbados Society with Restricted Liability (“Buyer”), HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (“Seller”) and Harvest Natural Resources, Inc., a Delaware corporation (“HNR”).

W I T N E S S E T H :

WHEREAS, Seller owns all the Subject Shares (as defined below);

WHEREAS, Buyer desires to acquire the Subject Shares from Seller, and Seller desires to sell, transfer and deliver the Subject Shares to Buyer in accordance with the terms of this Agreement (the “Sale of Subject Shares”);

WHEREAS, the special committee of the board of directors of HNR (the “HNR Board”) comprised solely of independent and disinterested directors (the “HNR Board Special Committee”), has (i) determined that this Agreement and the transactions contemplated hereby are expedient, advisable, fair to and in the best interests of HNR and HNR’s stockholders, (ii) approved this Agreement, (iii) approved the transactions contemplated by this Agreement, including Sale of Subject Shares; and (iv) recommended approval of this Agreement by the HNR Board;

WHEREAS, the HNR Board, acting upon the recommendation of the HNR Board Special Committee has (i) determined that this Agreement and the transactions contemplated hereby are expedient, advisable, fair to and in the best interests of HNR and HNR’s stockholders, (ii) approved this Agreement, (iii) approved the transactions contemplated by this Agreement, including Sale of Subject Shares;

WHEREAS, each of the HNR Board Special Committee and the HNR Board has, upon the terms and subject to the conditions set forth herein, made the HNR Board Recommendations;

WHEREAS, the parties acknowledge and agree that the Sale of Subject Shares is being made at arm’s length and in good faith and HNR and Seller acknowledge that the consideration to be paid in the Sale of Subject Shares is fair value and reasonably equivalent value for the acquisition of the Subject Shares by Buyer and is the highest and best offer available to Seller as of the date hereof for the acquisitions;

WHEREAS, as a condition and inducement to Seller’s and HNR’s willingness to enter into this Agreement, Buyer has provided to Seller, on or before the date hereof, an irrevocable standby letter of credit issued by JP Morgan Chase Bank (the “Issuing Bank”) in the face amount of $15,000,000, for the benefit of Seller substantially in the form set forth on Exhibit A attached hereto (the “Letter of Credit”), which may be drawn by Seller in accordance with the terms thereof in the event the Escrow Amount is payable by Buyer to Seller; and

WHEREAS, HNR holds a note receivable in the principal amount of $116,673,416 issued by Seller (the “HNR Intercompany Note”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement and as follows:

“6.5(c) Notice” shall have the meaning set forth in Section 6.5(c).

“6.5(e) Notice” shall have the meaning set forth in Section 6.5(e).

“15% Note” shall mean the 15% Non-Convertible Senior Secured Promissory Note Due 2020, dated June 19, 2015, as amended by the First Amendment, effective as of December 31, 2015, the Second Amendment, effective as of April 1, 2016, and the Third Amendment, effective as of May 2, 2016, payable by HNR to Buyer in the principal amount of $29,961,241, as such amount may be increased from time to time after the date of this Agreement.

“15% Note Amount” shall have the meaning set forth in Section 8.3(a)(i).

“2016 Budget” shall have the meaning set forth in Section 2.2(a)(iii).

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement with a Third Party containing terms no less restrictive of the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in Section 6.10(a) with respect to Buyer and its Affiliates and Representatives, provided, that such confidentiality agreement shall have customary standstill provisions no less restrictive than Section 6.10 of the Securities Purchase Agreement which terminate no earlier than the date of the termination of this Agreement in accordance with the provisions of Section 8.1 which do not prohibit the confidential submission of an Acquisition Proposal or amendments thereto made in compliance with Section 6.5.

“Acquired Companies” shall mean HVDH, HNR Finance B.V., Harvest Vinccler Ltd., Harvest-Vinccler, S.C.A., Petrodelta and its Subsidiaries.

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“Additional Draw Note” shall mean the 15% Additional Draw Senior Secured Promissory Note Due 2020, dated June 19, 2015, payable by HNR to Buyer in a principal amount of up to $12,000,000.

“Additional Draw Note Amount” shall have the meaning set forth in Section 8.3(a)(i).

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.5(c).

“Anticipatory Draw” shall have the meaning set forth in Section 2.1(f).

“Anticorruption Laws” shall mean (a) the FCPA, (b) the U.K. Bribery Act 2010 and (c) any other Law promulgated by any Governmental Authority applicable to any Acquired Companies relating to bribery or corruption.

“Associated Person” shall have the meaning given to it in the U.K. Bribery Act 2010.

“Bankruptcy Law” shall mean Title 11, United States Code, or any Federal, state or foreign bankruptcy, insolvency, receivership or similar Law for the relief of debtors.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York and Houston, Texas are authorized or obligated by Law or executive order to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Designee” shall mean an Affiliate entity of Buyer that is designated by Buyer to receive the Subject Shares, provided, that such Affiliate entity satisfies documentation and other information requirements under applicable “know your customer” and anti-money laundering rules and regulations.

“Buyer Disclosure Schedule” shall have the meaning set forth in Article V.

“Buyer Guaranty” shall have the meaning set forth in Section 2.1(b)(ii).

“Buyer Information” shall have the meaning set forth in Section 6.2(c).

“Buyer Promissory Note” shall have the meaning set forth in Section 2.1(b)(ii).

“Buyer Related Parties” shall have the meaning set forth in Section 8.3(c)(iii).

“Cash Consideration” shall have the meaning set forth in Section 2.1(b)(i).

“Cash Consideration Adjustment” shall have the meaning set forth in Section 2.2(a).

“Change in Recommendation” shall have the meaning set forth in Section 6.5(c).

“Claim” shall mean action, claim, demand, discovery of fact, right of set-off of any kind, proceeding or suit.

“Closing” shall have the meaning set forth in Section 3.1(a).

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any binding contract, agreement, arrangement, understanding, commitment, franchise, indenture, lease, purchase order or license, whether written or otherwise.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Conversion Agreement” shall mean the contract for conversion of the OSA into a mixed company between CVP, Harvest-Vinccler, S.C.A. and HNR Finance dated September 11, 2007 which sets forth the main terms and conditions for the incorporation of Petrodelta.

“Core Petrodelta Documents” shall mean the Transfer Decree, the Conversion Agreement, the Venezuela Hydrocarbon Contract, the Petrodelta Venezuelan National Assembly Approval, the Creation Decree and the Ministry Approvals, each as of the date hereof.

“Creation Decree” shall mean the decree issued by President Hugo Chavez authorizing the incorporation of Petrodelta published in the Official Gazette number 38.462 dated June 22, 2006, as amended and last published in the Official Gazette number 38.484 dated July 21, 2006.

“CT Energia” shall mean CT Energia Holding, Ltd., a company organized under the laws of Malta.

“CT Energia Action” shall have the meaning set forth in Section 6.1.

“CT Energia Management Agreement” shall mean the management agreement by and between Seller, for itself and on behalf of HNR Finance B.V., and CT Energia.

“Custodian” shall mean any receiver, trustee, assignee, liquidator, sequestrator, conservator, custodian or similar official under any Bankruptcy Law.

“CVP” shall mean Corporacion Venezolana del Petroleo, S.A.

“Deed of Transfer” shall have the meaning set forth in Section 3.1(c)(v).

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dispute Notice” shall have the meaning set forth in Section 2.2(c).

“Distributions” shall mean dividends paid or payable by any Acquired Company, regardless of whether declared before, on or after the date hereof.

“Effective Date” shall have the meaning set forth in Section 3.2.

“Equity Interest” shall mean any share, capital stock, partnership, membership, voting security or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Escrow Amount” shall have the meaning set forth in Section 2.1(c).

“Estimated Cash Consideration Adjustment” shall have the meaning set forth in Section 2.2(b).

“Excess Tax Party” shall have the meaning set forth in Section 9.3(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expropriatory Act” shall mean any act or Event occurring after the date of this Agreement caused by or on behalf of any Governmental Authority of Venezuela (including confiscation, seizure, nationalization, requisition, imposition of Liens or sequestration) for any purpose and irrespective of whether it is on just terms or results in any compensation and whether or not made pursuant to or in contemplation of or claiming the authority or force of any Law or judgment, which directly or indirectly: (a) deprives or would reasonably be expected to deprive any of the HVDH Companies of, or otherwise adversely affect or would reasonably be expected to adversely affect in any material respect, any part of its shareholding or direct or indirect ownership interest in Petrodelta or the economic benefits to be derived therefrom (including dividends or other distributions); (b) deprives or prevents or would reasonably be expected to deprive or prevent or otherwise adversely affects or would reasonably be expected to otherwise adversely affect in any material respect the exercise by, any of the HVDH Companies of rights in or pertaining to its ownership interest in Petrodelta; (c) deprives or would reasonably be expected to deprive any Petrodelta Company of any part of its fixed and/or current assets, income or revenue, or deprives or would reasonably be expected to deprive any Petrodelta Company of, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, its ability to control or dispose of any of its fixed and/or current assets, income or revenue or other property or to make dividends or other distributions or payments to any of the HVDH Companies; (d) prevents or restricts or would reasonably be expected to prevent or restrict, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, the operation of a Petrodelta Company (including in respect of the availability or use of funds for the purposes of capital or operational expenditure); (e) deprives or prevents or would reasonably be expected to deprive or prevent, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, the ability of any of the HVDH Companies or Petrodelta Companies to exercise rights in or pertaining to its ownership interest in any of the assets, operations or business of any Petrodelta Company or (f) deprives or would reasonably be expected to deprive any of the HVDH Companies of, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect its ability to use, control or dispose of its direct or indirect ownership interest in Petrodelta or any inventory, equipment or other fixed or current assets or other property. For the purposes of this definition, any series of measures, whether or not simultaneous or consecutive, undertaken by or on behalf of any Governmental Authority of Venezuela shall be regarded as one measure if their combined effect constitutes (directly or indirectly) an Expropriatory Act.

“Fairly Disclosed” shall mean fully and fairly disclosed with sufficient detail to enable Buyer, acting reasonably, to identify the nature, scope and significance of the relevant matter.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any regulations promulgated thereunder.

“Financial Statements” in respect of a period, means a profit and loss account and statement of cash flows for that period and a balance sheet as at the end of such period together with the associated notes under applicable accounting principles for HVDH or a Subsidiary of HVDH, as the case may be.

“Fundamental Representations” shall have the meaning set forth in Section 7.2(a).

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Approvals” shall have the meaning set forth in Section 6.3(a).

“Governmental Authority” shall mean any supranational, United States (federal, state or local), or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau, commission or similar authority.

“Government Official” shall mean any (a) officer or employee of a Governmental Authority or instrumentality thereof (including any state-owned or controlled enterprise), or of a public international organization, (b) holder of public office, candidate for public office, political party, official of a political party or member of a royal family or (c) or any Person acting for or on behalf of any such Governmental Authority or instrumentality thereof.

“HNR” shall have the meaning set forth in the Preamble.

“HNR Board” shall have the meaning set forth in the recitals.

“HNR Board Recommendations” shall have the meaning set forth in Section 4.3(b).

“HNR Board Special Committee” shall have the meaning set forth in the recitals.

“HNR By-laws” shall have the meaning set forth in Section 4.1.

“HNR Charter” shall have the meaning set forth in Section 4.1.

“HNR Common Stock” shall mean the shares of common stock of HNR, par value $0.01 per share.

“HNR Finance” shall mean HNR Finance B.V.

“HNR Guaranteed Obligations” shall have the meaning set forth in Section 10.13.

“HNR Intercompany Note” shall have the meaning set forth in the recitals.

“HNR Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“HNR SEC Documents” shall mean all forms, documents and reports required under the Exchange Act or the Securities Act to be filed or furnished from and after March 16, 2010 and prior to the date of this Agreement by HNR with the SEC (including any amendments thereto since the date of their filing), which are publicly available on the SEC’s website.

“HNR Shares” shall have the meaning set forth in Section 2.1(b)(iv).

“HNR Stockholder” shall mean each holder of HNR Common Stock.

“HNR Warrant” shall mean the Harvest Natural Resources, Inc. Common Stock Purchase Warrant dated as of June 19, 2015, issued to Buyer and exercisable for 34,070,820 shares of HNR Common Stock.

“HVDH” shall mean Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of the Netherlands.

“HVDH Companies” shall mean HVDH and each of its Subsidiaries.

“HVDH Companies Financial Statements” shall mean the consolidated, unaudited financial statements of the HVDH Companies for (i) each of the years ended December 31, 2013, December 31, 2014 and December 31, 2015 and (ii) the three-month period ended March 31, 2016.

“HVDH Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, program, agreement, arrangement or policy relating to stock options, stock purchases or other equity or equity-based compensation, deferred compensation, bonus, incentive, severance, retention, fringe benefits or other employment terms or employee benefits, including individual employment, consulting, change in control and severance agreements, in each case maintained or contributed to, or required to be maintained or contributed to, by the HVDH Companies or pursuant to which the HVDH Companies may have any liability or otherwise providing for payments or benefits for or to any current or former employees, directors, officers or consultants of the HVDH Companies and/or their dependents.

“HVDH Company Material Contract” shall mean any Contract to which an HVDH Company is a party (but excluding any Contract entered into by HNR Finance B.V. on or after June 19, 2015) that:

(a) creates (or governs the operation of) a joint venture, alliance or partnership;

(b) is a stock purchase agreement, merger agreement, asset purchase agreement or other similar agreement entered into after January 1, 2011 pursuant to which any HVDH Company has made or which sets forth agreements, arrangements or understandings (including exclusivity agreements, non-binding agreements or agreements in principle)

relating to a material acquisition or disposition or pursuant to which any HVDH Company has continuing indemnification, “earn-out” or other contingent payment obligations;

(c) is a Contract (A) with a supplier to any HVDH Company of components or materials for use in the products of any HVDH Company, (B) that is a contract manufacturing agreement or (C) that is a contract for the lease of equipment, and, in each case, such Contract, including any purchase orders under any such form of Contract, in each case, that involves payments by any HVDH Company or other consideration between the parties with a value in excess of $100,000 per year;

(d) relates to (A) Indebtedness having an outstanding principal amount (or equivalent) in excess of $100,000 or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of any HVDH Company under such contract are greater than $100,000;

(e) obligates any HVDH Company to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $100,000;

(f) constitutes a Contract pursuant to which any HVDH Company grants a license under or right to use or exploit (including by means of a covenant not to sue) any HVDH Owned IP;

(g) prohibits any HVDH Company (or which, following the consummation of the Sale of Subject Shares, could restrict the ability of Buyer or any of its Affiliates) from (A) engaging or competing in any material line of business, in any geographical location or with any Person or (B) selling any products or services of or to any other Person or in any geographic region;

(h) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of any HVDH Company;

(i) is a lease, sublease, sub-sublease, license and other agreement under which any HVDH Company leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property (a) which has annual rent obligations in excess of $100,000 or (b) for any of the offices in Venezuela of any of the HVDH Companies;

(j) is a Contract which requires or is reasonably likely to require, or pursuant to which will be made, in the aggregate either (A) annual payments or other consideration from third parties to the HVDH Companies with a value of at least $100,000 in the aggregate, or (B) annual payments or other consideration from the HVDH Companies with a value of at least $100,000;

(k) contains any covenant granting “most favored nation” status that, following the consummation of the Sale of Subject Shares, would restrict actions taken by Buyer and its Subsidiaries or Petrodelta and its Subsidiaries;

(l) contains a standstill or similar agreement pursuant to which any HVDH Company has agreed not to acquire assets or securities of any other Person;

(m) is a settlement or conciliation agreement with any Governmental Authority or which would require the HVDH Companies to pay consideration of more than $100,000;

(n) is a Contract with respect to interests or rights relating to Hydrocarbons or revenues derived therefrom (including the Venezuela Hydrocarbon Contract) or is a Petrodelta Core Document;

(o) is a shareholder agreement, voting trust, proxy or other agreement or understanding by which a party is bound relating to the voting or registration of shares or other Equity Interests of any Person;

(p) would or would reasonably be expected to prevent or materially delay HNR’s or Seller’s ability to consummate the transactions contemplated by this Agreement;

(q) with a director or officer of any Retained Company or any HVDH Company or with any shareholder of Seller or any HVDH Company; and

(r) any other Contract of an HVDH Company that involves $100,000 or more in the aggregate.

“HVDH Owned IP” shall mean all Intellectual Property Rights owned or purported to be owned by any HVDH Company.

“HVDH Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“HVDH Shareholders’ Agreement” shall mean the shareholders’ agreement dated December 16, 2013 between Seller and Petroandina.

“Hydrocarbon” shall mean oil, gas, condensate or any other gaseous and liquid hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

“IFRS” shall mean International Financial Reporting Standards.

“Indebtedness” shall mean, with respect to any Person, without duplication: (a) any obligations for borrowed money, (b) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including “earn-out” payments), (d) any obligations relating to advance payments for goods or services, (e) any capital lease obligations, (f) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements, (g) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing, and (h) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by any HVDH Company to any other HVDH Company or by any Retained Company to any other Retained Company.

“Insolvency Event” shall mean in respect of any Person: (i) that an involuntary proceeding is commenced or an involuntary petition is filed in a court of competent jurisdiction seeking (A) relief in respect of such Person, or of a substantial part of the assets of such Person, under any Bankruptcy Law, (B) the appointment of a Custodian for such Person or for a substantial part of the assets of such Person or (C) the liquidation, restructuring, reorganization, winding up or other relief under any Bankruptcy Law in respect of such Person; (ii) such Person (A) voluntarily commences any proceeding, files any petition, passes any resolution, convenes a meeting or otherwise takes any action to seek relief under any Bankruptcy Law, (B) consents to the institution of, or fails to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (i) above, (C) applies for or consents to the appointment of a Custodian for such Person or for a substantial part of the assets of such Person, (D) files an answer admitting the material allegations of a petition filed against it in any proceeding described in clause (i) above, (E) makes a general assignment for the benefit of its creditors or (F) takes any comparable action under any Bankruptcy Law; or (iii) a court of competent jurisdiction enters an order under any Bankruptcy Law that (A) appoints a Custodian of such Person or (B) orders the liquidation, restructuring, reorganization, winding up or other relief under any Bankruptcy Law in respect of such Person.

“Intellectual Property Rights” shall mean all industrial and intellectual property and other similar proprietary rights, in any jurisdiction, whether registered or unregistered, including all rights in and to (i) patents, patent applications, invention disclosures and utility models, (ii) trademarks, service marks, logos, trade dress, trade names, corporate names and all other designations of origin, together with the goodwill symbolized by any of the foregoing, (iii) moral rights, copyrights, designs and copyrightable subject matter, (iv) rights in computer programs and software (whether in source code, object code, or other form), (v) trade secrets and rights in other confidential information, including rights in ideas, proprietary information, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, improvements, proprietary processes, technology, technical data, algorithms, specifications, formulae, models, and methodologies, customer lists and supplier lists, and industrial designs, (vi) Internet domain names and (vii) all applications and registrations for the foregoing.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching Person intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Issuing Bank” shall have the meaning set forth in the recitals.

“Knowledge” (including the term “Known”) shall mean (i) with respect to Seller, the actual knowledge of the individuals set forth on Section 1.1(a) of the Seller Disclosure Schedule after due and reasonable inquiry of any other executives and managers of HNR and its Subsidiaries (other than any executive or manager of HNR or any of its Subsidiaries who is seconded to Petrodelta) having responsibility for such matters and (ii) with respect to Buyer, the actual knowledge of the individuals set forth on Section 1.1(b) of the Buyer Disclosure Schedule after due and reasonable inquiry of the other executives and managers of Buyer, CT Energia and their Subsidiaries having responsibility for such matters.

“Law” shall mean any and all domestic (federal, state or local), tribal or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“LC Expiration Date” shall have the meaning set forth in Section 2.1(c).

“Legal Proceeding” shall have the meaning set forth in Section 4.8.

“Letter of Credit” shall have the meaning set forth in the recitals.

“Liabilities” shall mean any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated or on- or off-balance sheet.

“Lien” shall mean liens (statutory or other), claims, mortgages, encumbrances, pledges, security interests (including, in respect of shares, depositary receipts for such shares having been issued), easements, rights-of-way, claims, covenants, conditions, restrictions (including transfer restrictions), options, rights of first offer or refusal, third-party rights, limitations on voting rights, encroachments, title defects or charges of any kind or nature whatsoever, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Liquidation Date” means the earlier of the date of the filing of a certificate of dissolution by HNR or any successor entity pursuant to Section 275 of the DGCL or the date on which HNR or any successor entity distributes substantially all of its remaining assets to its stockholders.

“Losses” shall mean all damages, costs, fees, expenses, Liabilities, penalties, interest, deficiencies, settlements, awards, judgments, fines, assessments, or other losses of any kind, including diminution in value, Taxes and any fees, costs or expenses incurred in connection with any claims, suits, actions, litigations, arbitrations, mediations, proceedings or investigations or the investigation or enforcement of any right of indemnification hereunder.

“Material Adverse Effect” shall mean any (a) change, event, effect, or circumstance (“Event”) that, individually or in the aggregate, would reasonably be expected to prevent or materially affect the ability of HNR or Seller to consummate on a timely basis the transactions contemplated by this Agreement, (b) Expropriatory Act, or (c) Event that, individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies; provided, however, that in the case of the foregoing clause (c), Events to the extent resulting from the following shall be excluded from the determination of Material Adverse Effect: (i) any Event arising after the date hereof generally affecting the international oil and gas industry; (ii) any change in any Law of general applicability or any change in GAAP or, solely as it relates to the Petrodelta Companies, IFRS (or changes in interpretations of any Law or GAAP or IFRS) arising after the date hereof applicable to any of the Acquired Companies or to any of their respective properties or assets; (iii) changes arising after the date hereof in general international economic, regulatory or political conditions or the international financial, credit or securities markets in general; (iv) any changes in the market price or trading volume of HNR Common Stock after the date hereof (but not, in the case of this clause (iv), any Event giving rise to any such change); (v) any suspension of trading in securities generally on the New York Stock Exchange; (vi) any change to the extent solely attributable to the announcement of this Agreement, or the pendency of the transactions contemplated hereby, including any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement and the transactions contemplated thereby; (vii) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (viii) any hurricane, earthquake, flood or other natural disasters or acts of God; (ix) any change resulting from weather conditions or customer use patterns; (x) any failure by HNR to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Buyer and any of its representatives (other than in the case of this clause (x) any Event giving rise to any such failure); and (xi) any Event directly resulting from the actions or omissions of Buyer or CT Energia, or any of their respective officers, directors, shareholders or employees, with respect to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Seller or any of its Subsidiaries, including the Petrodelta Companies; provided, further, however that, (A) in the case of clauses (i), (ii), (iii), (v), (vii), (viii) and (ix), there shall be no exclusion from the definition of Material Adverse Effect if such Event disproportionately impacts the Acquired Companies, in each case relative to companies in the international oil and gas industry (it being understood that an Event that has a disproportionate impact on Persons in the Venezuelan oil and gas industry, as compared to Persons in the international oil and gas industry that do not have assets or operations in Venezuela, will constitute a disproportionate impact) and (B) in the case of clauses (i), (ii), (iii), (vi), (vii) there shall be no exclusion from the definition of Material Adverse Effect in respect of any Event resulting from or related to regulatory, security, social, political or economic conditions in Venezuela or the financial, credit or securities markets applicable to Venezuela or any change in Law applicable in Venezuela or to entities or operations, or interests, properties or assets in Venezuela, such as the imposition of additional fees or other charges for pipeline usage that are not based on costs of operation or amortization or return or invested capital or any change in the fiscal regime of Venezuela, including any change in the rate of any windfall profits or other Tax having a similar effect or the introduction of any such other Taxes applicable to any of the Acquired Companies or to dividends, distributions or payments to any of the Acquired Companies.

“Ministry Approvals” shall mean the resolutions passed by the Ministerio del Poder Popular de Energia y Petróleo of Venezuela (today Ministerio del Poder Popular de Petróleo y Minería), (a) setting out the geographical coordinates of the area in which Petrodelta can carry on the “primary activities” described therein and first published in the Official Gazette number 38.467 dated June 27, 2006 and subsequently amended in the Official Gazette number 38.497 dated August 10, 2006 and the Official Gazette number 38.757 dated August 29, 2007 and last published in the Official Gazette number 38.774 dated September 21, 2007 and (b) appointing Harvest-Vinccler C.A. or any of its Affiliates to become the minority partner in Petrodelta, first published in the Official Gazette number 38.462 on June 20, 2006 and subsequently amended and last published in the Official Gazette number 38.484 on July 21, 2006.

“Notary” shall mean any civil law notary (notaris) mutually agreed by Seller and Buyer in good faith.

“NYSE” shall mean The New York Stock Exchange.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“OSA” means the operating services agreement dated July 31, 1992 originally between Lagoven, S.A., Benton Oil and Gas Co. and Venezolana de Inversiones y Construcciones Clerico, C.A., and subsequently amended to be between PDVSA and Harvest-Vinccler, S.C.A.

“PDVSA” shall have the meaning set forth in Section 10.14.

“Periodic Tax Return” shall mean a Tax Return which is required to be filed by applicable Law less than ninety (90) days (inclusive of any applicable extensions which do not result in additional Taxes payable) after the end of the taxable period to which it relates.

“Permitted Liens” shall mean: (a) with respect to the Subject Shares and the Equity Interests of the HVDH Companies (other than HVDH), restrictions under applicable securities Laws and the terms of the articles of association or other organizational documents of HVDH or such HVDH Company, (b) with respect to the Petrodelta Interest, restrictions under applicable securities Laws and the terms of section 6.3 of the Conversion Agreement and article 12 of the articles of incorporation and bylaws of Petrodelta and (c) with respect to any other equity or debt securities, restrictions under applicable securities Laws and the terms of the articles of association or other organizational documents of the Person that is the issuer of such equity or debt securities.

“Person” shall mean an individual, a corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Petroandina” shall mean Petroandina Resources Corporation N.V.

“Petroandina Shares” shall have the meaning set forth in Section 4.2(a).

“Petrodelta” shall mean Petrodelta S.A.

“Petrodelta Companies” shall mean Petrodelta and each of its Subsidiaries.

“Petrodelta Interest” shall mean the 40,000 Class B Shares of Petrodelta S.A. held indirectly by HNR as set forth in the Contract for Conversion to a Mixed Company between Corporación Venezolana del Petróleo, S.A., Harvest-Vinccler, S.C.A. and HNR Finance.

“Petrodelta Venezuelan National Assembly Approval” shall mean the approval of the Venezuela National Assembly in relation to the incorporation of Petrodelta as well as the terms and conditions that apply to Petrodelta published in the Official Gazette number 38.430 dated May 5, 2006 and as amended pursuant to the agreements of the Venezuelan National Assembly published in Official Gazettes number 38.473 dated July 6, 2006 and number 38.706 dated June 15, 2007.

“Post-Closing Adjustment” shall have the meaning set forth in Section 2.2(d).

“Proposed Changed Terms” shall have the meaning set forth in Section 6.5(e)(ii).

“Proxy Date” shall have the meaning set forth in Section 6.2(d).

“Proxy Statement” shall have the meaning set forth in Section 6.2(a).

“Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (a) it has no further comments on the Proxy Statement, or (b) it does not intend to review the Proxy Statement.

“Purchase Consideration” shall have the meaning set forth in Section 3.1(c)(iv)(1).

“Qualified Institution” shall mean a Federal reserve bank, or an entity that is a commercial or savings bank, industrial savings bank, savings and loan association, trust company, or federally-insured credit union.

“Referee” shall have the meaning set forth in Section 9.11.

“Related Agreements” shall mean the Letter of Credit, the Buyer Promissory Note, the Buyer Guaranty, the Release, the Deed of Transfer and the SPA Termination Agreement.

“Releases of Buyer Liens” shall mean such documents, in form and substance reasonably satisfactory to HNR, releasing all Liens securing the obligations of HNR pursuant to the 15% Note and the Additional Draw Note.

“Replacement Letter of Credit” shall have the meaning set forth in Section 2.1(e).

“Representatives” shall mean, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Requisite Stockholder Approval” shall have the meaning set forth in Section 4.3(a).

“Restraints” shall have the meaning set forth in Section 7.1(c).

“Restricted Payments” means:

(a) any dividend, bonus or other distribution of capital or income declared, paid or made (whether in cash, in stock or in specie) or any repurchase, redemption, repayment or return of share or loan capital (or any other relevant securities) by any Acquired Company to or for the benefit of any Retained Company;

(b) any payment by an Acquired Company to or for the benefit of (or assets transferred to or Liabilities assumed, indemnified, or incurred by any Acquired Company for the benefit of) any Retained Company (including with respect to any share capital or other securities of any Acquired Company);

(c) any waiver by any Acquired Company of any economic benefit or amount owed to that Acquired Company by any Retained Company;

(d) the payment by an Acquired Company of any professional fees or other Third Party costs or expenses in connection with the transactions contemplated by this Agreement; and

(e) the payment of any Taxes, fees and costs by an Acquired Company as a result of the occurrence of any of those matters set out in paragraphs (a) through (d) above (which shall for the purposes of paragraph (d) of this definition be deemed to have been received by the Person receiving the benefit of the payment in question).

For the purposes of this definition, references to the Retained Companies shall include any nominee or agent or any Person receiving monies or the benefit of any waiver or indemnity on behalf of any Retained Company.

“Retained Claims” shall have the meaning set forth in Section 8.3(c)(iv).

“Retained Company” shall mean HNR or any Affiliate thereof that is not an Acquired Company.

“Rights Agreement” shall mean the Third Amended and Restated Rights Agreement dated as of August 23, 2007 between HNR and Wells Fargo Bank, N.A., as amended.

“Sale of Subject Shares” shall have the meaning set forth in the Recitals.

“SEC” shall mean the Securities and Exchange Commission.

“Section 9.2 Period” shall have the meaning set forth in Section 9.2(d).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Purchase Agreement” shall mean the Securities Purchase Agreement dated June 19, 2015 by and between HNR and Buyer.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Charter” shall have the meaning set forth in Section 4.1.

“Seller Disclosure Schedule” shall mean the disclosure schedule delivered by Seller to Buyer prior to the execution of this Agreement.

“Seller Related Parties” shall have the meaning set forth in Section 8.3(c)(ii).

“Share Sale Proposal” shall have the meaning set forth in Section 4.3(a).

“Seller Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“SPA Termination Agreement” shall mean an agreement between HNR and Buyer, in form and substance reasonably satisfactory to HNR and Buyer, terminating the Securities Purchase Agreement and certain other agreements and instruments related thereto, including the Notes, the CT Energia Management Agreement, the Subsidiary Guaranty, the Warrant, the Registration Rights Agreement, the Security Agreement, the other Collateral Documents (each as those terms are defined in the Securities Purchase Agreement) and the Releases of Buyer Liens.

“Specified Approvals” shall have the meaning set forth on Section 1.1(c) of the Seller Disclosure Schedules.

“Stockholders’ Meeting” shall have the meaning set forth in Section 6.2(d).

“Subject Shares” shall have the meaning set forth in Section 4.2(a).

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (itself or together with any other Subsidiary or Subsidiaries), (i) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (ii) otherwise controls, directly, or indirectly through one or more intermediaries, or both, such corporation or other legal entity (it being understood and agreed that none of the Petrodelta Companies shall be considered a Subsidiary of HNR or HVDH).

“Superior Proposal” shall have the meaning set forth in Section 6.5(j)(ii).

“Surviving Provisions” shall have the meaning set forth in Section 8.2.

“Tax” shall mean any and all taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties, additions to tax, additional amounts in respect of the foregoing, and any obligations or payments to any Person with respect to any of the foregoing) imposed by any Taxing Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs’ duties, tariffs, and similar charges; and with respect to Venezuela including the royalties and taxes provided for in the Organic Hydrocarbons Law (Official Gazette of August 4, 2006), the special contribution provided for in the “Ley que crea Contribución Especial por Precios Extraordinarios y Precios Exorbitantes en el Mercado Internacional de Hidrocarburos” (Official Gazette of February 20, 2013) and the special contribution provided for in the Petrodelta Venezuelan National Assembly Approval.

“Tax Claim” shall have the meaning set forth in Section 9.8(a).

“Tax Credit” shall have the meaning set forth in Section 9.2(e).

“Tax Payee” shall have the meaning set forth in Section 9.8(a).

“Tax Payor” shall have the meaning set forth in Section 9.8(a).

“Tax Return” shall mean any return, declaration, report information statement, claim for refund or other document, including any schedule or attachment thereto, filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (it being understood that this shall include any Tax Return of a VAT Fiscal Unity).

“Taxing Authority” shall mean any Governmental Authority having the power to impose or collect Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” shall mean any Person or group other than Buyer and its Affiliates.

“Transfer Decree” shall mean decree 5.653 issued by the President of Venezuela and published in the Official Gazette Number 38.796 dated October 25, 2007.

“Transfer Taxes” shall mean all transfer, documentary, stamp, recording, notarial, sales, use, registration and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the transactions contemplated by this Agreement.

“Tudor Pickering” shall mean Tudor, Pickering, Holt & Co.

“Updated Budget” shall have the meaning set forth in Section 2.2(a)(iii).

“VAT” shall mean any Taxes levied by reference to added value, sales and or consumption, including but not limited to value added tax (omzetbelasting) as stipulated in the 1968 Value Added Tax Act (Wet op de omzetbelasting 1968).

“VAT Fiscal Unity” shall mean the fiscal unity (fiscale eenheid) between Seller and any HVDH Company pursuant to article 7(4) of the 1968 Value Added Tax Act (Wet op de omzetbelasting 1968) or any other consolidated group for VAT purposes between Seller or any Seller Related Party and any HVDH Company.

“Venezuela” shall mean the Bolivarian Republic of Venezuela.

“Venezuela Approval” shall mean the Ministerio del Poder Popular de Petróleo y Minería of Venezuela’s approval of the change in control resulting from the Sale of Subject Shares such that there shall be no risk of a right of termination, or obligation to sell or otherwise transfer all or any portion of HNR’s indirect interest in Petrodelta at any time under section 6.3 of the Conversion Agreement or article 12 of the articles of incorporation and bylaws of Petrodelta or otherwise or any violation under section 6.3 of the Conversion Agreement or article 12 of the articles of incorporation and bylaws of Petrodelta or otherwise under any Core Petrodelta Document or applicable Law. The Venezuela Approval shall not include as a condition thereto any new material obligation of any Retained Company unless Buyer has agreed to reimburse and/or indemnify such obligation.

“Venezuela Hydrocarbon Contract” shall mean the contract for the sale and purchase of hydrocarbons between Petrodelta and Petróleos de Venezuela, S.A. dated January 17, 2008, pursuant to the terms of the Conversion Agreement.

“Vinccler” shall mean Oil & Gas Technology consultants (Netherlands) Coöperatie U.A.

“Vinccler Shares” shall have the meaning set forth in Section 4.2(a).

ARTICLE II

SHARE PURCHASE

Section 2.1 Purchase and Sale of Subject Shares; Letter of Credit.

(a) Subject to the terms and conditions specified in this Agreement, at the Closing, Seller shall sell, transfer and deliver the Subject Shares to Buyer or Buyer Designee, with full title and guarantee free from all Liens (other than applicable Permitted Liens), together with all rights and benefits attached thereto (including in respect of all dividends attached to the Subject Shares, regardless of whether declared before, on or after the date hereof and regardless of the record date therefor), and Buyer or Buyer Designee shall purchase and accept such Subject Shares from Seller.

(b) In exchange for the sale, transfer and delivery of the Subject Shares to Buyer in accordance with Section 2.1(a), Buyer or Buyer Designee shall:

(i) pay cash consideration of US$80,000,000 (the “Cash Consideration”), as adjusted pursuant to the terms of this Agreement (including Section 2.2) by wire transfer from a Qualified Institution of immediately available funds at the Closing to an account at a Qualified Institution designated by Seller at least two (2) Business Days prior to the Closing Date;

(ii) issue to Seller an 11% Non-Convertible Senior Promissory Note due six months from the Closing Date in the principal amount of US$12,000,000, in the form attached as Exhibit B hereto (the “Buyer Promissory Note”), together with the guaranty substantially in the form attached as Exhibit C hereto (the “Buyer Guaranty”);

(iii) deliver the 15% Note and the Additional Draw Note to Seller, each with full title and guarantee free from all Liens (other than Permitted Liens), for transfer by Seller to HNR for cancellation in partial satisfaction of the HNR Intercompany Note;

(iv) deliver 8,667,597 shares of HNR Common Stock (the “HNR Shares”) to Seller, with full title and guarantee free from all Liens (other than Permitted Liens), for transfer by Seller to HNR to be held in treasury in partial satisfaction of the HNR Intercompany Note; and

(v) deliver the HNR Warrant to Seller, with full title and guarantee free of all Liens (other than Permitted Liens), for transfer by Seller to HNR for cancellation in partial satisfaction of the HNR Intercompany Note.

Buyer shall not be obliged to complete the purchase of any of the Subject Shares unless the sale, transfer and delivery of all of the Subject Shares are completed simultaneously in accordance with the terms of this Agreement.

(c) On the date of this Agreement, Buyer shall cause to be delivered to Seller a Letter of Credit issued by the Issuing Bank in the face amount of $15,000,000 (the “Escrow Amount”), which Letter of Credit shall expire no earlier than the date that is six (6) months from the date of this Agreement (the actual date of expiration of the Letter of Credit, as the same may be extended in accordance with the terms of the Letter of Credit from time to time, the “LC Expiration Date”). Buyer covenants and agrees that, except as expressly set forth in the Letter of Credit, there shall be no conditions precedent to the obligations of the Issuing Bank to provide funds under the Letter of Credit or any contingencies that would or would reasonably be expected to reduce the total amount available to be drawn under the Letter of Credit.

(d) The Letter of Credit, when delivered pursuant to Section 2.1(c), shall be a legal, valid and binding obligation of the Issuing Bank, and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles. On or prior to the date of issuance of the Letter of Credit, Buyer shall pay in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Letter of Credit or any financing facility or reimbursement agreement under which the Letter of Credit is issued required to be paid by such date and, thereafter, shall timely pay in full any such amounts due on or before the Closing Date.

(e) Until the earlier of (i) the date when the Cash Consideration has been paid in full to Seller, (ii) the Letter of Credit has been drawn in full and (iii) the termination of this Agreement under circumstances other than as described in Section 8.3(b)(i) and Section 8.3(b)(ii), Buyer shall cause to be delivered to Seller, no later than thirty (30) days prior to the LC Expiration Date, a replacement irrevocable standby letter of credit in favor of Seller from a first class international bank with an “A-” rating or better by Standard & Poor’s Corporation rating agency for its unsecured and unsubordinated long-term debt (or an equivalent rating by Moody’s), in substantially the same form as the Letter of Credit (including the same conditions to drawing as the Letter of Credit), in a face amount equal to the Escrow Amount (the “Replacement Letter of Credit”). Upon the delivery of a Replacement Letter of Credit, all references in this Agreement to the Letter of Credit shall be deemed to refer to the Replacement Letter of Credit (and any subsequent replacement letter of credit that complies with Section 2.1(c) and Section 2.1(d)), and this Section 2.1(e) and Section 2.1(f) shall apply to the Replacement Letter of Credit mutatis mutandis. On or prior to the date of issuance of the Replacement Letter of Credit, Buyer shall pay in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Replacement Letter of Credit or any financing facility or reimbursement agreement under which the Replacement Letter of Credit is issued required to be paid by such date and, thereafter, shall timely pay in full any such amounts due on or before the Closing Date.

(f) Buyer shall cause to be delivered subsequent Replacement Letters of Credit so that Seller at all times holds a Letter of Credit or Replacement Letter of Credit satisfying the requirements of Section 2.1(e) until the earlier of the dates set forth in clauses (i) through (iii) of the first sentence of Section 2.1(e). If a Replacement Letter of Credit has not been delivered to Seller at least ten (10) Business Days prior to the LC Expiration Date, Seller shall be permitted to draw all funds under the Letter of Credit or Replacement Letter of Credit by submitting a draw notice signed by a duly authorized officer of Seller certifying the date of the LC Expiration Date, that the Buyer has failed to deliver a Replacement Letter of Credit at least ten (10) Business Days prior to the LC Expiration Date and the HNR Board has authorized the draw on the Letter of Credit or Replacement Letter of Credit pursuant to this Section 2.1(f) (an “Anticipatory Draw”). Following an Anticipatory Draw, Seller or such other Affiliate that receives the funds drawn on the Letter of Credit or Replacement Letter of Credit shall hold such funds in trust for disbursement to either Buyer or Seller pursuant to Section 8.3 of this Agreement.

Section 2.2 Adjustments to Cash Consideration.

(a) The Cash Consideration shall be subject to the following adjustments (the “Cash Consideration Adjustment”):

(i) In the event that the principal amount of the 15% Note, plus accrued and unpaid interest thereon (determined without regard to any make-whole provision) as of immediately prior to the Closing, exceeds US$30,000,000, then the Cash Consideration shall be reduced by an amount equal to such excess.

(ii) The Cash Consideration shall be reduced by an amount equal to the outstanding principal amount of the Additional Draw Note plus accrued and unpaid interest thereon (determined without regard to any make-whole provision) as of immediately prior to the Closing.

(iii) The Cash Consideration shall be increased by an amount equal to the sum of (i) all cash amounts contributed by HNR or Seller to any HVDH Company on or after the Effective Date and prior to the Closing to pay for expenditures of such HVDH

Company provided for in the 2016 budget for the HVDH Companies, a true and correct copy of which has been provided to Buyer, as such 2016 budget may hereafter be amended with the consent of Buyer (with such consent not to be unreasonably withheld, conditioned or delayed) (the “2016 Budget”) and (ii) all accounts payable and other accrued costs and expenses incurred by HNR or Seller for the benefit of any HVDH Company on or after the Effective Date and prior to the Closing that are provided for in the 2016 Budget. If the Closing shall not have occurred by December 1, 2016, Seller shall deliver a 2017 budget for the HVDH Companies to Buyer (the “Updated Budget”) no later than December 15, 2016, and, if Buyer approves of the Updated Budget (such approval not to be unreasonably withheld, conditioned or delayed) the references in the preceding sentence to the 2016 Budget shall be deemed to refer to the 2016 Budget and the Updated Budget.

(b) At least five (5) Business Days prior to the Closing, HNR or Seller shall prepare and deliver to Buyer a statement setting forth its good faith estimate of the Cash Consideration Adjustment (the “Estimated Cash Consideration Adjustment”), which statement shall set forth in reasonable detail each adjustment to the Cash Consideration pursuant to Section 2.2(a). Buyer may object to the Estimated Cash Consideration Adjustment on or before the third (3rd) Business Day prior to the Closing by delivering to Seller a written statement setting forth Buyer’s objections in reasonable detail, indicating each disputed item or amount and the basis for Buyer’s disagreement therewith, after which Buyer and Seller shall negotiate in good faith a resolution to such objections. The amount so agreed shall be the Estimated Cash Consideration Adjustment for purposes of the Closing. If Buyer and Seller are unable to resolve such dispute, the Estimated Cash Consideration Adjustment delivered by HNR or Seller, as applicable, to Buyer shall be the Estimated Cash Consideration Adjustment for purposes of the Closing.

(c) No later than thirty (30) days following the Closing Date, Buyer will cause to be prepared and delivered to Seller and HNR a statement setting forth its good faith calculation of the Cash Consideration Adjustment, which statement shall set forth in reasonable detail each adjustment to the Cash Consideration pursuant to Section 2.2(a). Seller and HNR may object to Buyer’s calculation of the Cash Consideration Adjustment within ten (10) Business Days following receipt by Seller and HNR of Buyer’s calculation of the Cash Consideration Adjustment by delivering to Buyer a written statement setting forth Seller’s and HNR’s objections in reasonable detail, indicating each disputed item or amount and the basis for Buyer’s disagreement therewith (the “Dispute Notice”); provided, that if Seller and HNR do not deliver any Dispute Notice to Buyer within such ten (10)-Business-Day period, Buyer’s calculation of the Cash Consideration Adjustment will be final, conclusive and binding on the parties hereto. Upon receipt of a Dispute Notice, Buyer and Seller shall negotiate in good faith a resolution to Seller’s and HNR’s objections, which resolution shall be final and binding.

(d) If the Estimated Cash Consideration Adjustment minus the finally determined Cash Consideration Adjustment (such difference, which may be a positive or a negative number, the “Post-Closing Adjustment”) is a negative number, Seller and HNR shall within three (3) Business Days of the final determination of the Cash Consideration Adjustment pay the Post-Closing Adjustment to Buyer by wire transfer from a Qualified Institution of immediately available funds to an account at a Qualified Institution designated by Buyer at least two (2) Business Days prior to such date. If the Post-Closing Adjustment is a positive number, Buyer shall within three (3) Business Days of the final determination of the Cash Consideration Adjustment pay the Post-Closing Adjustment to Seller by wire transfer from a Qualified Institution of immediately available funds to an account at a Qualified Institution designated by Seller at least two (2) Business Days prior to such date.

ARTICLE III

CLOSING

Section 3.1 Closing.

(a) Subject to and in accordance with the provisions of this Agreement, the closing of the purchase and sale of the Subject Shares (the “Closing”) will take place at the offices of Mayer Brown LLP, 700 Louisiana St., Suite 3400, Houston, Texas 77002 on a date which shall be no later than ten (10) Business Days after the conditions in Section 7.1, Section 7.2, and Section 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted by applicable Law, of such conditions at the Closing). The parties may extend the Closing Date at any time and from time-to-time by mutual written agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) By no later than five (5) Business Days prior to the Closing Date, Seller shall deliver a certificate to Buyer, in form and substance reasonably satisfactory to Buyer and signed by an executive officer of Seller, that states that no Restricted Payments have been made since May 31, 2016 and accurately states the aggregate amount of the Distributions made after May 31, 2016 and prior to the Closing together with reasonable details and evidence of source of and authorization for the Distributions, including, as applicable, certified true and complete copies of the relevant minutes of the board of the applicable Acquired Company declaring the payment of such Distribution.

(c) At the Closing:

(i) Seller shall deliver to the Notary:

(1) a written shareholders’ resolution duly executed by Seller, Vinccler and Petroandina or, alternatively, minutes of a duly convened shareholder’s meeting, approving the transfer of the Subject Shares and that is effective pursuant to the articles of association of HVDH;

(2) the shareholders’ register of HVDH;

(3) duly legalized power-of-attorney with respect to execution of the Deed of Transfer;

(4) and such other documents as may be customary and required under applicable Law, or reasonably required by the Notary for the consummation of the Sale of Subject Shares.

(ii) Seller shall deliver to Buyer:

(1) a release in the form attached as Exhibit D hereto;

(2) the SPA Termination Agreement, dated and effective as of the Closing Date, and signed by an executive officer of HNR;

(3) all minute books, stock records and seals (if any) of the HVDH Companies and all minute books and stock records (or copies thereof) of the Petrodelta Companies in the possession of HNR or any of its Subsidiaries (other than the HVDH Companies);

(4) duly executed resignations, as contemplated by Section 6.8(a);

(5) the certificate of Seller required by Section 7.2(d), duly executed by Seller;

(6) the certificate of HNR required by Section 7.2(d), duly executed by HNR;

(7) revocations (in form and substance satisfactory to Buyer) of all powers of attorney and banking mandates issued by the HVDH Companies to persons nominated by an HVDH Company or any Retained Company;

(8) revocations (in form and substance satisfactory to Buyer) of all banking mandates issued by any Petrodelta Company to persons nominated by an HVDH Company or any Retained Company; and

(9) all such other documents and instruments as may be reasonably required by Buyer or Buyer Designee to consummate the transactions contemplated by this Agreement.

(iii) Seller shall deliver or cause to be delivered to Buyer the following, in each case, at a time and location and in a medium and method reasonably requested by Buyer:

(1) any check books and all financial and accounting books and records of each of the HVDH Companies;

(2) all Contracts to which each of the HVDH Companies is party;

(3) all other documents and information of the HVDH Companies;

(4) all of the share certificates in respect of the Petrodelta Interest; and

(5) all documents and information provided or made available by Petrodelta to any HVDH Company including board papers, financial and accounting books and communications between Petrodelta and any Governmental Authority, CVP and/or PDVSA.

(iv) Buyer shall deliver to Seller:

(1) in accordance with Section 2.1(b): (A) the Cash Consideration (including the Escrow Amount); (B) the Buyer Promissory Note and Buyer Guaranty; (C) the 15% Note; (D) the Additional Draw Note; (E) the HNR Shares; and (F) the HNR Warrant (collectively, the “Purchase Consideration”); and

(2) the SPA Termination Agreement, dated and effective as of the Closing Date, and signed by an executive officer of Buyer;

(3) the certificate required by Section 7.3(c).

(v) Buyer and Seller shall cause the Subject Shares to be transferred to the Buyer or Buyer Designee by way of execution of the notarial deed of transfer of shares substantially in the form attached as Exhibit E hereto (the “Deed of Transfer”).

Section 3.2 Effective Date. Ownership of the Subject Shares shall be transferred from Seller to Buyer or Buyer Designee at the Closing, but shall be effective as of 12:01 a.m. on June 1, 2016 (the “Effective Date”). Notwithstanding the foregoing, except as may be otherwise specifically provided herein, including in Article IX, if the Closing occurs, Buyer or Buyer Designee, as holder of the Subject Shares, shall be entitled to any and all declared but unpaid Distributions for all periods prior to or after the Effective Date and any Distributions declared and paid after the Effective Date, and Buyer or Buyer Designee, as applicable, shall be liable for the payment of all costs and expenses relating to the Subject Shares and (a) included in the determination of the Cash Consideration Adjustment or (b) attributable to all periods after the Effective Date. Seller shall promptly deliver to Buyer or Buyer Designee any and all invoices for payment of costs and expenses relating to the Acquired Companies received after the Closing Date, and, except as may be specifically provided herein, including in Article IX, Buyer or Buyer Designee shall be shall be liable for the payment of the invoiced costs and expenses.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND HNR

Except as Fairly Disclosed in (i) HNR SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in any such form, report, schedule, statement or other document to the extent they are predictive or forward-looking in nature) (provided, that in no event shall any disclosure in such HNR SEC Documents qualify or limit the Fundamental Representations) or (ii) the corresponding section of the Seller Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Seller Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article IV to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), each of HNR and Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date:

Section 4.1 Organization and Qualification; Subsidiaries. Each of HNR, Seller and the HVDH Companies is a corporation or legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. HNR, Seller and each HVDH Company is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. The investment of HNR and Seller (through one of their Subsidiaries) in Petrodelta has been duly registered as a foreign investment with the Ministerio del Poder Popular de Petróleo y Minería of Venezuela in accordance with applicable Law. The copies of the Amended and Restated Articles of Association of Seller (the “Seller Charter”) and the Amended and Restated Certificate of Incorporation of HNR (the “HNR Charter”) and the Restated By-laws of HNR (the “HNR By-laws”) made available to Buyer prior to the date hereof, are, in each case, true, complete and correct copies of such documents in effect on the date hereof.

Section 4.2 Ownership; Capitalization.

(a) The authorized capital stock of HVDH consists of 72,000 ordinary Class A shares and 18,000 ordinary Class B shares with a nominal value of one EUR, of which 20,000 Class A shares and 5,000 Class B shares are outstanding. Seller is the sole record and beneficial owner of the 12,750 Class A shares of HVDH (the “Subject Shares”) free and clear of any Liens (other than Permitted Liens). Petroandina Resources Corporation N.V. is the sole record owner of 7,250 Class A shares of HVDH (the “Petroandina Shares”). Vinccler is the sole record owner of the 5,000 Class B shares (the “Vinccler Shares”). The Subject Shares represent fifty-one percent (51%) of the entire allotted, duly authorized and validly issued share capital of HVDH and are duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. The Subject Shares represent fifty-one percent (51%) of the voting rights (other than with respect to class voting rights) of shareholders of HVDH and are not subject to any restrictions as to voting. There are no outstanding depository receipts (certificaten) in respect of any of the Subject Shares, the Petroandina Shares or the Vinccler Shares. Other than the Subject Shares, the Petroandina Shares and the Vinccler Shares, there are no outstanding shares of capital stock or other Equity Interests of HVDH.

(b) Immediately following the Closing, Buyer or Buyer Designee, as holder of the Subject Shares, will have good title to the Subject Shares free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the Sale of Subject Shares at the Closing). The Subject Shares represent fifty-one percent (51%) of the entire allotted, duly authorized and validly issued share capital of HVDH and the voting rights of shareholders of HVDH (other than with respect to class voting rights) and are not subject to any restrictions as to voting. As of the Closing Date, HVDH will have good title to all of the outstanding shares of capital stock or other Equity Interests of the Subsidiaries of HVDH and the Petrodelta Interest free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the Sale of Subject Shares pursuant to this Agreement).

(c) Section 4.2(c)(i) of the Seller Disclosure Schedule sets forth a true and complete list of each Subsidiary of Petrodelta Known to Seller, each Subsidiary of HVDH and, with respect to each such Subsidiary and Petrodelta, (x) jurisdictions of organization, (y) the ownership interest of HVDH in Petrodelta and each of the Subsidiaries of HVDH, and the ownership interest of any other Person or Persons in each Subsidiary of HVDH and (z) to the Knowledge of Seller, the ownership interests of any other Person or Persons in Petrodelta, the ownership interests of Petrodelta in each of its Subsidiaries and the ownership interest of any other Person or Persons in each Subsidiary of Petrodelta. The capital stock of Petrodelta consists of 1,000,000,000 Bolivares and 100,000 shares of common stock with a par value of 10,000 Bolivares each, which are classified as Class A shares or Class B shares. There are currently issued and outstanding 60,000 Class A shares, representing a 60% interest in the capital stock of Petrodelta, and the Petrodelta Interest, representing a 40% interest in the capital stock of Petrodelta. All of the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of HVDH and the Petrodelta Interest is (A) (to the extent such concept is applicable) duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights, and (B) owned (of record and beneficially), free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the Sale of Subject Shares pursuant to this Agreement), by HVDH or a Subsidiary of HVDH. To the Knowledge of Seller, each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Petrodelta is (A) (to the extent such concept is applicable) duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights and (B) owned (of record and beneficially), free and clear of all Liens (other than restrictions under applicable securities Laws and the terms of the articles of association or other organizational documents of such Person), by Petrodelta or one of its Subsidiaries. The Petrodelta Interest is duly recorded in the Stock Registry Book of Petrodelta in accordance with applicable Law. Section 4.2(c)(ii) of the Seller Disclosure Schedule sets forth a true and complete corporate structure chart of HVDH, including all the Subsidiaries of HVDH, Petrodelta, and to the Knowledge of Seller, all the Subsidiaries of Petrodelta and reflecting (i) the owners HVDH and its Subsidiaries and the owners of Petrodelta which are HVDH Companies and (ii) to the Knowledge of Seller, the owners of Petrodelta which are not HVDH Companies and the owners of all Subsidiaries of Petrodelta.

(d) There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which any Acquired Company is a party or by which any Acquired Company is bound obligating any Acquired Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other Equity Interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other Equity Interests in, any Acquired Company or obligating any Acquired Company to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. There are no outstanding contractual obligations of any Acquired Company affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of any Equity Interests in any Acquired Company other than as may be set out in the articles of association or other organizational documents of an HVDH

Company, or (i) in the case of HVDH, in Article III of the HVDH Shareholders’ Agreement and (ii) in the case of Petrodelta, in Section 6.3 of the Conversion Agreement and Article 12 of the articles of incorporation and bylaws of Petrodelta. There are no outstanding bonds, debentures, notes or other Indebtedness of HVDH having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the shareholders of HVDH may vote. There is no Person (other than Buyer and Buyer Designee) who is entitled to acquire or receive any shares of capital stock or other securities of HVDH. HVDH does not own, directly or indirectly, any shares or stock in the capital of, nor does it have any, direct or indirect, beneficial interest in any company, entity or business organization other than HNR Finance, Harvest Vinccler Ltd., Harvest-Vinccler, S.C.A., Petrodelta and its Subsidiaries.

(e) Prior to the date hereof, Seller has made available to Buyer true, complete and correct copies of the articles of association, charter and bylaws (or similar organizational documents) of each HVDH Company and Petrodelta (including, in the case of Petrodelta, the Core Petrodelta Documents as amended to the date of this Agreement) and, to the extent in its possession, each Subsidiary of Petrodelta, each as in full force and effect as of the date hereof and such organizational documents are listed on Section 4.2(e) of the Seller Disclosure Schedule. Other than the organizational documents made available to Buyer pursuant to the foregoing sentence, there are no Contracts, arrangements, shareholder agreements, voting trusts, proxies or understandings which relate to the governance of or the voting, registration, transfer or issuance of shares or Equity Interests of any HVDH Company or the Petrodelta Interest, to the Knowledge of Seller, any other shares or Equity Interests of Petrodelta or any Subsidiary of Petrodelta.

(f) Except for the capital stock or other Equity Interests of the Subsidiaries of HVDH and Petrodelta, as applicable, neither HVDH nor, to the Knowledge of Seller, Petrodelta, directly or indirectly, own any capital stock, Equity Interest or other voting or equity securities or interests in any Person. No HVDH Company or, to the Knowledge of Seller, Petrodelta Company acts or carries on, business in partnership with any other person or is party to any joint venture agreement.

(g) None of HVDH or any of its Subsidiaries, and, to the Knowledge of Seller, none of Petrodelta or any of its Subsidiaries, has entered into any commitment, arrangement or agreement, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person.

(h) No HVDH Company has, and, to Knowledge of Seller, no Petrodelta Company has any branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

(i) All documents required to be delivered by any Acquired Company to the Dutch Trade Registrar, the Venezuelan Commercial Registry and Registrar of Companies of the Cayman Islands (or equivalent authority and in accordance with the Laws of any applicable jurisdiction) are, with respect to each HVDH Company, and to the Knowledge of Seller with respect to each Petrodelta Company, complete and accurate in all respects and have been properly delivered.

(j) The statutory books of each HVDH Company have been properly kept, are up to date and contain complete and accurate details of all matters required by applicable Laws to be entered in them and comply with such applicable Laws. No notice or indication that any of them is incorrect or should be rectified has been received.

Section 4.3 Authority Relative to Agreement.

(a) Each of HNR and Seller has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to obtaining, at the Stockholders’ Meeting, the affirmative vote of the holders of a majority of: (x) the outstanding shares of HNR Common Stock entitled to vote thereon at the Stockholders’ Meeting in favor of the acquisition by Buyer or an Affiliate thereof of the Subject Shares (the “Share Sale Proposal”) and (y) the outstanding shares of HNR Common Stock that are not owned, directly or indirectly, by Buyer or Affiliates of Buyer, in favor of the Share Sale Proposal (clauses (x) and (y), collectively, the “Requisite Stockholder Approval”). The execution and delivery by HNR and Seller of this Agreement and each of the Related Agreements to which they are a party and the consummation by HNR and Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of HNR or Seller are necessary to authorize the execution and delivery of this Agreement or the Related Agreements to which they are a party or to consummate the transactions contemplated hereby or thereby, other than the receipt of the Requisite Stockholder Approval. This Agreement has been, and each of the Related Agreements to which HNR or Seller is a party will be, duly and validly executed and delivered by HNR and Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes or will constitute a legal, valid and binding obligation of each of HNR and Seller, enforceable against each of HNR and Seller in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

(b) Each of the HNR Board Special Committee and the HNR Board, at separate meetings duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby are expedient, advisable, fair to and in the best interests of HNR and HNR’s stockholders, (ii) approved this Agreement, (iii) approved the transactions contemplated by this Agreement and (iv) resolved to recommend that the stockholders of HNR approve the consummation of the acquisition by Buyer or an Affiliate thereof of the Subject Shares, in accordance with the terms of this Agreement (the “HNR Board Recommendations”) and directed that such matter be submitted for the consideration of the stockholders of HNR at the Stockholders’ Meeting, which resolutions have not been, other than in accordance with Section 6.5(c) and Section 6.5(d), rescinded, modified or withdrawn in any way.

Section 4.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement or the Related Agreements to which HNR or Seller are a party by HNR or Seller, the consummation by HNR and Seller of the transactions contemplated hereby or thereby or the performance by either HNR or Seller of their respective obligations hereunder or thereunder will (i) subject to obtaining the

Requisite Stockholder Approval, conflict with or violate HNR Charter, Seller Charter, HNR By-laws or the charter or bylaws (or similar organizational documents) of any Acquired Company, (ii) violate the DGCL (including Section 170 thereof), (iii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 4.4(b) have been obtained or made, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to HNR or Seller or any Acquired Company or by which any property or asset of HNR or Seller or any Acquired Company is bound or affected or (iv) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, relieve a Person from an obligation under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of HNR, Seller or any Acquired Company, pursuant to (A) subject to obtaining the Venezuela Approval, any of the Core Petrodelta Documents or (B) any HVDH Company Material Contract, other than, in the case of clauses (iii) and (iv)(B), any such violation, breach, default, right of termination, amendment, acceleration, cancellation or Lien that has not had, individually or in the aggregate, a Material Adverse Effect.

(b) None of the execution and delivery of this Agreement or the Related Agreements by HNR or Seller, the consummation by HNR or Seller, as applicable, of the transactions contemplated by this Agreement or the Related Agreements, or HNR’s or Seller’s performance of its obligations hereunder and thereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) any filings required under the rules of NYSE, (iii) the Venezuela Approval and (iv) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, has not had, individually or in the aggregate, a Material Adverse Effect.

Section 4.5 Financial Statements; HNR SEC Documents.

(a) As of their respective filing dates, or if amended or restated after the date of filing, as of the date of the last such amendment or applicable subsequent filing, the HNR SEC Documents did not contain any untrue statement of a material fact with respect to the HVDH Companies or omit to state any material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to the HVDH Companies.

(b) The HVDH Companies Financial Statements fairly present in all material respects the consolidated financial condition and results of operations of the HVDH Companies as of the date thereof and for the period indicated therein, all in accordance with GAAP, except for the absence of footnote disclosures to the extent required by GAAP and for any audit adjustments, none of which are material, it being understood that the Petrodelta Companies have been accounted for in the HVDH Companies Financial Statements on an equity accounting basis in accordance with GAAP prior to the period ended December 31, 2014 and, thereafter, on a cost accounting basis in accordance with GAAP. For the purposes of this paragraph (a), the words “fairly present in all material respects” will be substituted with the equivalent terminology applicable under local auditing or statutory regulations to denote accounts in respect of which an unqualified auditor’s certificate has been given.

(c) Except as described in Section 4.5(b), no change has been made to the accounting policies or to any other accounting treatment of any of the HVDH Companies for at least three (3) years prior to the date hereof.

(d) The accounting and other records of each of the HVDH Companies are up to date and have been fully, properly and accurately maintained and are in the possession of the relevant Acquired Company, as applicable. Each HVDH Company that is organized under the laws of the Netherlands has duly and timely complied with its publication obligations in relation to its annual accounts.

(e) The provision for bad and doubtful debts included in the HVDH Companies Financial Statements and the consolidated financial statements of HNR included in HNR SEC Documents have been determined in accordance with GAAP.

(f) As of the date of such financial statements, none of the HVDH Companies has any liabilities (whether actual, contingent, unquantified or disputed) which were required in accordance with GAAP to be reflected in the HVDH Company Financial Statements and which were not so reflected.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the HVDH Company Financial Statements or the notes thereto, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (c) for liabilities or obligations incurred by or on behalf of HNR Finance B.V. on and after June 19, 2015 as a direct result of any actions or omissions of Buyer, Buyer Designee, CT Energia, or any of their respective officers, directors, shareholders or employees with respect to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Seller or any of its Subsidiaries, including the Petrodelta Companies and (d) for liabilities or obligations under GAAP incurred in connection with the transactions contemplated by this Agreement that have not had and would not reasonably be expected to have a Material Adverse Effect, no HVDH Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether due or to become due, that are required by GAAP to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the HVDH Companies. Section 4.6 of Seller Disclosure Schedule sets forth each former Subsidiary of any HVDH Company that has been liquidated, dissolved or merged out of existence since December 31, 2007. Each such entity at the time of its liquidation, dissolution or merger had no liabilities other than as set forth on such section of the Seller Disclosure Schedule.

Section 4.7 Highest and Best Offer. The Purchase Consideration to be paid by Buyer in accordance with the terms of this Agreement is fair value for the Sale of Subject Shares, and the Purchase Consideration is the highest and best offer available to the Seller for the sale of Subject Shares as of the date of this Agreement.

Section 4.8 Absence of Litigation. As of the date hereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse

Effect, there are no claims, suits, actions, litigations, arbitrations, mediations or other legal proceedings (each, a “Legal Proceeding”) pending against HNR, Seller or any HVDH Company. To the Knowledge of Seller, (x) no officer or director of HNR, Seller or any HVDH Company is a defendant in any Legal Proceeding in connection with his or her status as an officer or director of HNR, Seller or any HVDH Company, and (y) no such Legal Proceeding is threatened in writing, in either case that has had, or would be reasonably be expected to have, a Material Adverse Effect.

Section 4.9 Questionable Payments.

(a) Since January 1, 2010, neither HNR nor Seller nor any of their respective directors, officers or employees, or, to the Seller’s Knowledge, any of their respective advisors, attorneys, accountants, agents or other representatives acting on their behalf has, in connection with or relation to the Acquired Companies:

(i) violated the FCPA or the U.K. Bribery Act 2010, or any other applicable Anticorruption Laws;

(ii) taken any act, directly or indirectly, in furtherance of a payment, offer or promise to pay, or authorization of any payment of money or anything of value to (A) a Government Official or (B) any person while knowing or having reasonable grounds to believe that all or a portion of such payment will be passed on to a Government Official, in each case, in violation of any Law against improper payments;

(iii) made, directly or indirectly, any unlawful payment of money or anything of value relating to political activity; or

(iv) established or maintained, or is maintaining, any unlawful fund or other properties or fund or account that is not recorded on the books and records of HNR or Seller, as applicable.

(b) Neither HNR nor Seller has received any allegation or conducted any internal investigation related to a violation or potential violation of the Anticorruption Laws.

(c) Neither HNR nor Seller has information that would lead a reasonable person to believe that it is likely that any Person has made any payment on behalf of or for the benefit of any Acquired Company in violation of any Anticorruption Laws.

(d) None of the officers, employees or directors of HNR or Seller, or to Seller’s Knowledge, the advisors, attorneys, accountants, agents or other representatives of HNR or Seller, is a Government Official.

(e) Each of HNR and Seller (in connection with or relation to the Acquired Companies) has established and continues to maintain internal controls and procedures reasonably designed to ensure compliance with Anticorruption Laws, including an anticorruption policy; anticorruption controls regarding Representatives; restrictions on gifts, entertainment and travel payments; and relevant internal financial controls (e.g., controls on petty cash), and which constitute adequate procedures in line with the guidance published by the United Kingdom Secretary of State under section 9 of the U.K. Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

(f) To the Knowledge of Seller, no Associated Person of HNR or Seller has bribed another person (within the meaning given in section 7(3) of the U.K. Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any Acquired Company, and each of HNR and Seller has in place adequate procedures in line with the guidance published by the United Kingdom Secretary of State under section 9 of the U.K. Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

Section 4.10 Core Petrodelta Documents. The Core Petrodelta Documents are in full force and effect, and neither HNR nor any of its Subsidiaries has received any written notice that Petrodelta is in breach or default of any terms of any of the Core Petrodelta Documents that would or is reasonably likely to lead to termination of the relevant Core Petrodelta Documents or any written notice of termination of the Core Petrodelta Documents. To Seller’s Knowledge, there are no facts or circumstances which would or are reasonably likely to lead to termination of any of the Core Petrodelta Documents. Complete and correct copies of each of the Core Petrodelta Documents have been made available to Buyer.

Section 4.11 Opinion of Financial Advisor. The HNR Board Special Committee has received the opinion of Tudor Pickering on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the matters set forth in such opinion, the Purchase Consideration in respect of the Subject Shares to be received by the Seller and HNR pursuant to this Agreement is fair to HNR from a financial point of view. Such opinion has not been withdrawn or materially modified.

Section 4.12 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any of the Acquired Companies in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HNR or any of its Subsidiaries.

Section 4.13 Solvency. Immediately after giving effect to Sale of Subject Shares and the consummation of the transactions contemplated by this Agreement: (a) the fair saleable value (determined on a going-concern basis) of the assets of HNR and its Subsidiaries (taken as a whole) and of Seller, will be greater than the total amount of their liabilities, taken as a whole (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) HNR and Subsidiaries, including Seller, will be able to pay their debts and obligations in the ordinary course of business as they become due; and (c) HNR and its Subsidiaries, including Seller, will have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 4.14 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of HNR, Seller or any of their respective Affiliates nor any other Person on behalf of HNR makes any express or implied representation or warranty (and there is and has been no reliance by Buyer or any of its Affiliates or Representatives on any such representation or warranty) with respect to the Acquired Companies or their respective businesses or with respect to any other information provided, or made available, to Buyer or its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the corresponding section of the separate disclosure schedule which has been delivered by Buyer to HNR prior to the execution of this Agreement (the “Buyer Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Buyer Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article V to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), Buyer hereby represents and warrants to HNR as follows as of the date hereof and as of the Closing Date:

Section 5.1 Organization and Qualification; Subsidiaries. Buyer is a corporation duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted. Buyer is duly qualified or licensed as a foreign corporation to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.2 Authority Relative to Agreement. Buyer has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer and each of its applicable Affiliates of this Agreement and the Related Agreements to which they are a party and the consummation by Buyer and its applicable Affiliates of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Buyer and no other corporate proceedings on the part of Buyer or its Affiliates are necessary to authorize the execution and delivery of this Agreement or the Related Agreements to which they are a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Related Agreements to which Buyer or an Affiliate of Buyer is a party will be, duly and validly executed and delivered by Buyer and the applicable Affiliate of Buyer party thereto and, assuming the due authorization, execution and delivery by each of the other Persons party hereto and thereto, this Agreement and each of the Related Agreements constitutes or will constitute a legal, valid and binding obligation of Buyer or its applicable Affiliate, enforceable against Buyer or such applicable Affiliate in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

Section 5.3 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement or the Related Agreements to which Buyer or an Affiliate of Buyer are a party by Buyer or such Affiliate of Buyer, the consummation by Buyer or its applicable Affiliate of the transactions contemplated by this Agreement or the Related Agreements or performance of their obligations hereunder or thereunder will (i) conflict with or violate the organizational documents of Buyer or such applicable Affiliate, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 5.3(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Buyer or its applicable Affiliate or by which any property or asset of Buyer or such applicable Affiliate is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Buyer or such applicable Affiliate pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other Contract or other instrument or obligation to which Buyer or such applicable Affiliate is a party or by which Buyer or such applicable Affiliate or any property or asset of Buyer or such applicable Affiliate is bound, other than, in the case of clauses (ii) and (iii), for any such violation, breach, default, right, termination, amendment, acceleration, or cancellation that would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b) None of the execution and delivery of this Agreement or the Related Agreements by Buyer or an Affiliate of Buyer, the consummation by Buyer or its applicable Affiliate of the transactions contemplated hereby or thereby, or performance of its obligations hereunder or thereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the Venezuela Approval, and (iii) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.4 Absence of Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Buyer, threatened in writing against Buyer which would reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.5 Available Funds. Buyer has or will have sufficient funds to consummate the transactions contemplated herein.

Section 5.6 Questionable Payments.

(a) Since June 19, 2015, neither Buyer nor CT Energia nor any of their respective Affiliates, directors, officers or employees, nor, to the Knowledge of Buyer, any of their respective advisors, attorneys, accountants, agents or other representatives acting on their behalf, has, in connection with or relation to the Acquired Companies:

(i) violated the FCPA or the U.K. Bribery Act 2010, or any other applicable Anticorruption Laws;

(ii) taken any act, directly or indirectly, in furtherance of a payment, offer or promise to pay, or authorization of any payment of money or anything of value to (A) a Government Official or (B) any person while knowing or having reasonable grounds to believe that all or a portion of such payment will be passed on to a Government Official, in each case, in violation of any Law against improper payments;

(iii) made, directly or indirectly, any unlawful payment of money or anything of value relating to political activity; or

(iv) established or maintained, or is maintaining, any unlawful fund or other properties or fund or account that is not recorded on the books and records of Buyer or CT Energia, as applicable.

(b) Neither Buyer nor CT Energia, nor any Affiliate thereof (in connection with or relation to the Acquired Companies) has received any allegation or conducted any internal investigation related to a violation or potential violation of the Anticorruption Laws.

(c) Neither Buyer nor CT Energia, nor any Affiliate thereof (in connection with or relation to the Acquired Companies) has information that would lead a reasonable person to believe that it is likely that any Person has made any payment on behalf of or for the benefit of any Acquired Company in violation of any Anticorruption Laws.

(d) None of the Affiliates, officers, employees or directors of any of Buyer or CT Energia or, to Buyer’s Knowledge, the advisors, attorneys, accountants, agents or other representatives of any of Buyer or CT Energia is a Government Official.

(e) To the Knowledge of Buyer, no Associated Person of Buyer or CT Energia has bribed another person (within the meaning given in section 7(3) of the U.K. Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any Acquired Company.

Section 5.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 5.8 Management Agreements. As of the date hereof, other than the Securities Purchase Agreement and each of the other agreements and instruments related thereto, including the Notes, the Management Agreement, the Subsidiary Guaranty, the Warrant, the Registration Rights Agreement, the Security Agreement and the other Collateral Documents (as those terms are defined in the Securities Purchase Agreement), neither Buyer nor any of Buyer’s executive officers or directors, has entered into any agreement, arrangement or understanding with any of the executive officers or directors of HNR or any of its Subsidiaries that is currently in effect or would or is expected to become effective in the future and that, if effective at the date hereof, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 5.9 Information Supplied. None of the information to be supplied by Buyer in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to HNR’s shareholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.10 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article V, none of Buyer or any of its Affiliates or any other Person on behalf of any of them makes any express or implied representation or warranty (and there is and has been no reliance by HNR or any of its Affiliates or Representatives on any such representation or warranty) with respect to Buyer or its business or with respect to any other information provided, or made available, to HNR or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Buyer acknowledges the opinion of Tudor Pickering as to the fairness from a financial point of view of aggregate consideration to be paid by Buyer for the Subject Shares has not been delivered to Buyer and that Buyer is not entitled to rely on that opinion for any purpose.

Section 5.11 Seller Disclosure Schedule Modified by Buyer’s Knowledge. To the extent that either Buyer or CT Energia has Knowledge, as of the date of this Agreement, of any Event with respect to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Seller or any of its Subsidiaries, including the Petrodelta Companies, that causes any representation or warranty of HNR or Seller to be untrue or incorrect and Buyer or its Affiliates or Representatives has failed to notify HNR, Seller or their Affiliates or Representatives of such Event prior to the date hereof, the Seller Disclosure Schedule shall be deemed to be amended to include such Event as an exception from HNR’s and Seller’s representations and warranties to the extent that it is reasonably apparent on its face that such Event is relevant to such representations and warranties.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business. Between the date of this Agreement and the earliest to occur of the Closing Date and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as set forth on Section 6.1 of the Seller Disclosure Schedule, (ii) as expressly required by this Agreement, (iii) as required by applicable Law or by a Governmental Authority, or (iv) as may be agreed in writing by Buyer (which agreement shall not be unreasonably withheld, delayed or conditioned):

(a) Subject to clauses (b), (c) and (d) below, Seller shall cause each of the HVDH Companies to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees (including any seconded employees) and to preserve its relationships with significant Governmental Authorities, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with it, and to preserve the goodwill of and maintain satisfactory relationships with those persons having material business relationships with the HVDH Companies;

(b) HNR shall not, and shall direct each of its Subsidiaries not to, take any action that results in any breach of, or constitutes a default (or an event which with notice or lapse of time or both would become a default under) or results in the cancellation of or the creation of a Lien upon the Subject Shares or any of the properties or assets of any Acquired Company, pursuant the Core Petrodelta Documents or any other HVDH Company Material Contract;

(c) HNR shall and shall cause each of its Subsidiaries to, pay its debts generally as they come due in the ordinary course of business; and

(d) Without limiting the generality of the foregoing clauses (a), (b) and (c), Seller shall not and shall not permit any of the HVDH Companies to:

(i) amend or otherwise modify the articles of association, charter and bylaws (or similar organizational documents) of any HVDH Company;

(ii) issue, sell, pledge, dispose, encumber or grant any shares, or any options, warrants, convertible securities or other Equity Interests or other rights of any kind to acquire any such shares of capital stock or rights settled in cash or other property based in whole or in part on the value of such shares of capital stock;

(iii) (A) declare, authorize, make or pay any Restricted Payment; (B) split, combine or reclassify any shares of capital stock or other Equity Interests; (C) redeem, purchase or otherwise acquire any shares of capital stock or other securities; or (D) amend or alter the rights, privileges, powers, preferences or restrictions attaching to, any capital stock of securities or other Equity Interest of any of the HVDH Companies, or without limiting the foregoing, to undertake or permit or facilitate any action which would result in the shareholding or voting power of any Person in any of the HVDH Companies being different to that which exists as at the date hereof;

(iv) (A) other than in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or to become payable to employees, directors or executive officers of the HVDH Companies or grant any new short or long term incentive compensation awards to employees, directors or executive officers of the HVDH Companies, (B) other than in the ordinary course of business consistent with past practice, grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer of the HVDH Companies, (C) enter into, terminate or renew any employment agreement with any employee or executive officer of the HVDH Companies, (D) terminate, establish, adopt, enter into or amend or terminate any HVDH Company Benefit Plan (or arrangement that would be an HVDH Company Benefit Plan were it effective as of the date hereof) or other plan, trust, fund, policy or arrangement maintained for the benefit of any current or former directors, officers or employees or any of their beneficiaries, (E) enter into any new, or amend any existing, collective bargaining agreement covering employees of the HVDH Companies or (F) other than in the ordinary course of business consistent with past practice and as would not increase the aggregate employee headcount of the HVDH Companies as of the date hereof, hire any officer, employee, director, independent contractor or consultant;

(v) forgive any loans to employees, officers or directors of the HVDH Companies or any affiliate of any employee, officer or director of the HVDH Companies or any of their respective affiliates;

(vi) grant, accelerate the vesting of, confer or award options, convertible securities, restricted stock, restricted stock units, performance stock units, stock appreciation rights or other rights to acquire any capital stock or any equity-based award to any employee, officer or director of the HVDH Companies based in whole or in part on capital stock, whether settled in cash, securities or other property, or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option or other equity-based award of any employee, officer or director of the HVDH Companies under any existing plan;

(vii) acquire (including by merger, consolidation, or acquisition of stock or assets), any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, other than acquisitions of inventory in the ordinary course of business consistent with past practice;

(viii) dispose of, transfer, lease, license, mortgage, pledge, encumber or subject to a Lien any assets other than (A) HVDH Owned IP, to the extent permitted in (ix) below, (B) pursuant to existing HVDH Company Material Contracts and (C) dispositions of obsolete equipment or assets in the ordinary course of business consistent with past practice;

(ix) dispose of, transfer, lease, license, mortgage, pledge or encumber any HVDH Owned IP (other than non-exclusive licenses granted to end users in connection with sales of finished products in the ordinary course of business);

(x) abandon, allow to lapse or fail to maintain any HVDH Owned IP;

(xi) incur or guarantee any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any Person other than another HVDH Company;

(xii) loan, advance, invest or make a capital contribution to or in any Person other than another HVDH Company or, to the extent required to comply with the terms of the Core Petrodelta Documents, a Petrodelta Company;

(xiii) make any expenditure outside the 2016 Budget;

(xiv) amend, cancel, terminate, waive or release any material rights or claims or assign any rights or claims with respect to, any HVDH Company Material Contract of any HVDH Company or fail to comply with any HVDH Company Material Contract of any HVDH Company or take any action that results in a default, event or default or provides a basis for termination under any HVDH Company Material Contract of any HVDH Company or enter into any contract which, if entered into prior to the date hereof, would be a HVDH Company Material Contract of any HVDH Company;

(xv) make any material change in accounting principles, policies, practices, procedures or methods in effect at December 30, 2015, except (i) as required by GAAP (or any interpretation or enforcement thereof) or Regulation S-X of the Exchange Act, or (ii) as required by a change in applicable Law;

(xvi) waive, release, assign, settle or compromise any (A) governmental complaint or (B) claims, liabilities or obligations arising out of, related to or in connection with (x) litigation (other than litigation concerning this Agreement) other than, in the case of this clause (B)(x) only, for compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $500,000 in any single instance and $1,000,000 in the aggregate and in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any HVDH Company or (y) litigation concerning this Agreement;

(xvii) take any steps which result, or may result, in a change of residence of any HVDH Company for Tax purposes;

(xviii) except as required by applicable Law, make or rescind any material Tax election, change any material Tax method, file any amended Tax Return that is material, incur any material Tax liability outside the ordinary course of business, or settle or compromise any material Tax liability;

(xix) fail to maintain in full force and effect insurance consistent with prudent industry practice and in any event no less than maintained in past practice;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the any of the HVDH Companies;

(xxi) except as required by applicable Law, enter into any Contract or understanding or arrangement with respect to the voting or registration of capital stock of any HVDH Company;

(xxii) alter the scope, nature or scale of business of the HVDH Companies;

(xxiii) enter into, modify or terminate any transactions or Contracts with any member of the Retained Group;

(xxiv) enter into any Contract that indemnifies or exculpates any director, officer, employee or agent of Buyer, any of its Subsidiaries or any of their respective predecessors;

(xxv) assert any claim or commence any litigation, arbitration or other proceeding against Petrodelta, any Affiliate of Petrodelta or any Governmental Authority; or

(xxvi) enter into any Contract to do any of the foregoing.

Notwithstanding anything to the contrary, with respect to any action that CT Energia (x) takes or omits to take affecting an HVDH Company, or (y) causes an HVDH Company to take or omit to take (a “CT Energia Action”), HNR’s and Seller’s obligations under this Section 6.1 to take an action or not to take an action shall only apply to the extent that Seller shall have actual knowledge of the CT Energia Action and shall have the right to consent to or veto such CT Energia Action pursuant to the Management Agreement (as defined in the Securities Purchase Agreement).

Section 6.2 Stockholder Meeting; Proxy Statement.

(a) Preparation and Filing of Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, HNR shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as expressly contemplated by Section 6.5(c) and Section 6.5(d), the Proxy Statement shall include the HNR Board Recommendations with respect to the Sale of Subject Shares. HNR shall promptly notify Buyer upon the receipt of any comments or other correspondence from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) regarding the Proxy Statement, including with respect to amendments or supplements to the Proxy Statement, and shall provide Buyer with copies of all correspondence between HNR and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. HNR shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements with respect to the Proxy Statement and to cause the Proxy Statement to be cleared by the SEC as promptly as reasonably practicable. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to filing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, HNR shall provide each member of the HNR Board (including any Affiliate or Representative of Buyer) and his counsel with a copy of such document or response at least five (5) Business Days in advance of such filing date, and such HNR Board member and his counsel shall provide to HNR any comments thereon as soon as reasonably practicable but in any event sufficiently in advance of the filing date to allow HNR and its counsel a reasonable opportunity to review and consider such comments in advance of any such filing date. HNR shall consider in good faith any comments to the Proxy Statement (or the applicable amendment or supplement thereto) that are timely provided by such member of the HNR Board or his counsel.

(b) Covenants of HNR with Respect to the Proxy Statement. HNR shall cause the Proxy Statement, at the date it is first mailed to the stockholders of HNR and at the time of the Stockholders’ Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, HNR shall have no obligation pursuant to this Section 6.2(b) with respect to any of the Buyer Information.

(c) Covenants of Buyer with Respect to the Proxy Statement. Buyer shall furnish to HNR all information (the “Buyer Information”) concerning Buyer reasonably requested by HNR in connection with the Proxy Statement and required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with HNR in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). The information relating to Buyer at the time supplied by it to HNR for inclusion in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Mailing of Proxy Statement; Stockholders’ Meeting. HNR shall, as promptly as practicable (and in any event within five (5) Business Days following the Proxy Statement Clearance Date), (x) by resolutions of the HNR Board establish the earliest reasonably practicable record date for a meeting of its stockholders, for the purpose of voting upon the Sale of Subject Shares pursuant to this Agreement (including any adjournment or postponement thereof, the “Stockholders’ Meeting”), (y) by resolutions of the HNR Board establish the earliest reasonably practicable date for the Stockholders’ Meeting, which date shall, except as otherwise consented to in writing by Buyer, be no more than twenty five (25) Business Days after the Proxy Statement Clearance Date. HNR shall, as promptly as practicable after the record date established for the Stockholders’ Meeting, mail to the holders of HNR Common Stock as of such record date a Proxy Statement (such date of mailing, the “Proxy Date”). HNR shall duly call, convene and hold the Stockholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that HNR may postpone, recess or adjourn the Stockholders’ Meeting: (i) with the consent of Buyer, (ii) in the absence of a quorum, to solicit additional proxies or (iii) for a single period of not more than five (5) Business Days to permit the filing and distribution of any supplemental or amended disclosure that the HNR Board has determined in good faith is required (upon the advice of outside legal counsel) pursuant to applicable Law. Once HNR has established a record date for the Stockholders’ Meeting, HNR shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Buyer, unless required to do so by applicable Law or the By-laws. Subject to the right of the HNR Board to effect a Change in Recommendation as permitted by Section 6.5(c), HNR shall use its reasonable best efforts to solicit proxies in favor of the Sale of Subject Shares pursuant to this Agreement as contemplated by Section 4.3(a) and shall ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws and all rules of NYSE. Without limiting the generality of the foregoing, HNR’s obligation to call, give notice of and hold the Stockholders’ Meeting in accordance with this Section 6.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Proposal or other Acquisition Proposal, or by any

Change in Recommendation or any other withdrawal, modification or change of the HNR Board Recommendations. Notwithstanding anything herein to the contrary, HNR shall not be required to call, convene or hold a Stockholders’ Meeting after the termination of this Agreement in accordance Section 8.1.

(e) Amendments to the Proxy Statement. If at any time prior to the Stockholders’ Meeting any event or circumstance relating to HNR or Buyer or any of HNR’s or Buyer’s Subsidiaries, or their respective officers or directors, is discovered by HNR or Buyer, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Buyer and HNR agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause each of their applicable Affiliates and Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties agrees to use its respective reasonable best efforts to (i) cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as practicable, (ii) obtain all necessary consents, approvals, orders, waivers, findings of suitability and authorizations of, actions or nonactions by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including in connection with the Venezuela Approval) (collectively, the “Governmental Approvals”) and take all reasonable steps as may be necessary to obtain an approval from, or to avoid a suit, action, proceeding or investigation by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement and (iii) execute and deliver any additional instruments necessary to consummate the transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Buyer or any of its Affiliates, or permit HNR or any of its Subsidiaries (without the prior written consent of Buyer, such consent, not to be unreasonably withheld), to (x) litigate with any Government Authority or any other Person in connection with the transactions contemplated by this Agreement, (y) agree to (A) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of the capital stock of HVDH, Buyer, Petrodelta or any of their respective Subsidiaries or of any of such entities’ businesses, assets or properties, (B) the imposition of any limitation on the ability of HVDH, Buyer, Petrodelta or any of their respective Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses, or (C) the imposition of any impediment on HVDH, Buyer, Petrodelta or any of their respective Subsidiaries under any Laws or otherwise or (z) pay any amounts or otherwise agree to provide any benefit or undertaking to be subject to any limitation or restriction to any Governmental Authority or any other Person other than in respect of customary and established filing fees and other payments required as of the date hereof by applicable Law as set forth on Section 6.3(a) of the Seller Disclosure Schedule in connection with any Governmental Approval.

(b) Without limiting the generality of the Section 6.3(a), HNR and Seller shall, as promptly as reasonably practicable, but in any event, within five (5) Business Days following the receipt of written instruction from Buyer, prepare and submit any written applications or other materials to the Ministerio del Poder Popular de Petróleo y Minería or other relevant Governmental Authorities as Buyer may reasonably request in order to obtain the Venezuela Approval for the transactions contemplated by this Agreement. Subject to the last sentence of Section 6.3(a) and the preceding provisions of this Section 6.3(b), each of HNR, Seller and Buyer agrees (i) to file all notifications, applications or other submissions required in connection with the Venezuela Approval with respect to this Agreement and the transactions contemplated hereby, as promptly as reasonably practicable, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any applicable Governmental Authority in connection with the Venezuela Approval pursuant to any applicable Law, and (iii) to use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 6.3, to cause the granting of the Venezuela Approval as promptly as reasonably practicable. Subject to the last sentence of Section 6.3(a) and the preceding provisions of Section 6.3(b), each of Buyer, on the one hand, and HNR and Seller, on the other hand, shall use reasonable best efforts in respect of the Venezuela Approval to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party. Without limiting the foregoing, none of HNR, Seller or their Affiliates or Representatives shall make any written or oral filing, notification, application or other submission to the Governmental Authorities in or of Venezuela or in connection with the Venezuela Approval without Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.3(a) and Section 6.3(b), and subject to the last sentence of Section 6.3(a), if any objections are asserted or if any suit is instituted (or threatened to be instituted) by any Governmental Authority challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated hereby, each of Buyer, HNR and Seller shall, subject to the other provisions of this Section 6.3 (including the last sentence of Section 6.3(a)), use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, to the extent not expressly prohibited by applicable Law, Buyer shall have the right to lead and control, in its sole discretion, all discussions, submissions and other communications with all Governmental Authorities in or of Venezuela with respect to the this Agreement and the transactions contemplated hereby, and without limiting the generality of the foregoing, (i) Buyer shall have the right, to the extent permitted by the applicable Governmental Authority, to conduct discussions and other communications with such Governmental Authorities without the participation of Seller or any of its Affiliates or Representatives, (ii) unless expressly permitted in writing by Buyer, Seller shall not and shall not permit any of its Affiliates or Representatives to make any submission to or to initiate or engage in any discussions or communications with respect to this Agreement and the transactions contemplated hereby with any such Governmental Authority, except to the extent required by applicable Law or requested by the applicable Governmental Authority and (iii) to the extent Seller is required by applicable Law or requested by the applicable Governmental Authority to engage in discussions or communications with such Governmental Authority with respect to the this Agreement and the transactions contemplated hereby, Seller shall (if practicable and if permitted to do so by such Governmental Authority) inform Buyer of such discussion or communications and give Buyer and its Affiliates and Representatives the opportunity to attend and participate in such discussions or communications. In connection with the actions and procedures referenced in this Section 6.3 and without limiting the rights and obligations of the immediately preceding sentence, each of HNR, Seller and Buyer shall, and shall cause its Representatives to: (x) promptly and fully inform each other of any written or material oral communication received from or given to any Governmental Authority, (y) permit each other to review any submission required to be made to any Governmental Authority, and (z) consult with each other in advance of any meeting, conference or material discussion required by any Governmental Authority, in each case, to the extent related to this Agreement and the transactions contemplated hereby.

(d) None of HNR, Seller or Buyer shall consent to any voluntary delay of the Closing at the behest of any Governmental Authority without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. Each of Buyer, HNR and Seller shall, subject to the last sentence of Section 6.3(a), use reasonable best efforts to ensure that no action taken by such party or any of its Subsidiaries, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, causes a material delay in the satisfaction of the conditions contained in Article VII.

(e) Subject to the last sentence of Section 6.3(a), each of Buyer, HNR and Seller shall give (or shall cause their respective Subsidiaries to give) any notices to Third Parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any Third Party consents (other than the Governmental Approvals) (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) disclosed in the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as applicable.

(f) Each of HNR and Buyer hereby irrevocably waives its rights and obligations pursuant to Section 6.9 of the Securities Purchase Agreement to the extent that such rights and obligations are in conflict with or would otherwise prohibit either HNR or Buyer from entering into this Agreement or the Related Agreements or consummating the Sale of Subject Shares and related transactions contemplated by this Agreement to occur at the Closing. Without limiting the foregoing, each of HNR, Seller and Buyer agrees and acknowledges that the Sale of Subject Shares constitutes a “change of control” under the HVDH Shareholders’ Agreement.

Section 6.4 Access to Information; Consultation; Confidentiality.

(a) From the date of this Agreement to the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Seller will, and will cause the HVDH Companies to, and, in the case of Petrodelta, use reasonable best efforts to provide to Buyer and its authorized Representatives (x) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by any of the Acquired Companies, upon prior written notice to Seller, to their respective officers, employees, agents, Representatives, properties, books, Tax Returns, Tax correspondence, Tax work papers, Tax advice, correspondence with Taxing Authorities (including any assessments of Tax), contracts and records as Buyer may reasonably request and (y) such financial and operating data of the Acquired Companies as Buyer may reasonably request. Notwithstanding the foregoing, Seller shall not be required to provide access to, or cause HVDH or its Subsidiaries to or, in the case of Petrodelta, use reasonable best efforts to provide access to, or disclose any information or documents which would (in the reasonable judgment of the Seller) (i) constitute a waiver of the attorney-client, attorney work-product or other privilege held by HNR, Petrodelta or any of their respective Subsidiaries, (ii) violate any applicable Laws or (iii) violate any confidentiality obligations of HVDH or any of its Subsidiaries under any existing HVDH Company Material Contract to which HVDH or any of its Subsidiaries is a party; provided, that each party shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure.

(b) Without limiting the generality of Seller’s obligations set forth in Section 6.4(a) above,

(i) promptly following the date hereof, and in any event no later than twenty (20) Business Days after the date hereof, Seller shall provide Buyer with (x) all Tax Returns, material Tax correspondence, material Tax work papers (including any material work papers related to accounting for the uncertainty of taxes under International Accounting Standard No. 12 or the equivalent thereof under applicable accounting standards), (to the extent not inconsistent with Section 6.4(a)(i) above), and correspondence with Taxing Authorities (including any assessments of Tax) relating to the HVDH Companies and (y) a schedule of the Tax Representatives of the HVDH Companies with contact information for such Representatives; and

(ii) promptly following the request of the Buyer, and in any event no later than ten (10) Business Days following such a request, Seller shall use its reasonable best efforts to organize a meeting between Buyer and any Tax Representative of the HVDH Companies.

Section 6.5 Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.5, from the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement in accordance with its terms, HNR will not, nor shall it authorize or permit any of its Subsidiaries, and will use its reasonable best efforts to cause Petrodelta, to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 6.5, engage in negotiations or discussions with, or furnish any information concerning any of the Acquired Companies, Seller or HNR to, any Third Party relating to an Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal or (iii) resolve or agree to do any of the foregoing. HNR shall, and shall cause its Affiliates and its and their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal and (ii) promptly cause to be returned or destroyed all confidential information provided by or on behalf of HNR or any of its Affiliates to any such Person.

(b) Notwithstanding anything to the contrary contained in this Agreement, in the event that HNR receives an unsolicited written Acquisition Proposal from a Third Party (which Acquisition Proposal was made after the date of this Agreement and did not result from a breach of this Section 6.5), HNR and the HNR Board Special Committee and their Representatives may, subject to compliance with this Section 6.5(b), engage in negotiations or substantive discussions with, or furnish any information and reasonable access to, any Third Party making such Acquisition Proposal and its Representatives if the HNR Board Special Committee determines in good faith, after consultation with the HNR Board Special Committee’s outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal; provided, that HNR shall give written notice to Buyer after any such determination by the HNR Board Special Committee and prior to taking any of the actions described in this Section 6.5(b) and shall comply with the provisions of Section 6.5(f); and provided, further, that (x) prior to furnishing any material nonpublic information, HNR receives from such Third Party an executed Acceptable Confidentiality Agreement and (y) any such material nonpublic information so furnished has been previously provided or made available to Buyer or is provided or made available to Buyer substantially concurrently with it being so furnished to such Third Party. Other than as provided in Section 6.5(c)(i)(C), Section 6.5(d) or Section 6.5(h), HNR shall not publicly announce the receipt of any Acquisition Proposal or any negotiations or discussions in connection with any Acquisition Proposal or otherwise publicly comment on any Acquisition Proposal.

(c) Except as otherwise provided in the last sentence of this Section 6.5(c) and Section 6.5(d), neither the HNR Board nor any committee thereof (including the HNR Board Special Committee) shall (i) (A) withdraw (or qualify or modify in any manner adverse to Buyer), or publicly propose to withdraw (or so qualify or modify), the HNR Board Recommendations, (B) take any action to exempt any Person (other than Buyer and its Affiliates) from the provisions of Section 203 of the DGCL or any other state takeover statute or the Rights Agreement, (C) fail to publicly reaffirm the HNR Board Recommendations within five (5) Business Days after Buyer so requests in writing (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto), (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) approve, adopt or recommend any Acquisition Proposal or Alternative Acquisition Agreement, or propose publicly to approve, adopt or recommend, any Acquisition Proposal or Alternative Acquisition Agreement or (F) publicly announce that an Acquisition Proposal constitutes a Superior Proposal (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) allow HNR or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any Third Party constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, HNR to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, HNR to fail to comply with this Agreement (an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, in the event a material development or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of this Agreement that was not known and not reasonably foreseeable by the HNR Board or the HNR Board Special Committee as of the date of this Agreement, the HNR Board Special Committee and the HNR Board may make a Change in Recommendation under clause (i)(A) or (C) above if the failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of HNR under applicable Law; provided, that (y) HNR has provided Buyer four (4) Business Days’ prior written notice advising Buyer that it intends to take such action and specifying, in reasonable detail, the reasons for such action (the “6.5(c) Notice”) and (z) prior to effecting any such Change in Recommendation, HNR shall, and shall direct its financial and legal advisors to, during such four (4) Business Day period, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement which would allow the HNR Board Special Committee and/or the HNR Board not to make such Change in Recommendation consistent with its fiduciary duties.

(d) At any time prior to the Closing Date, in response to an unsolicited written Acquisition Proposal made after the date of this Agreement that (i) the HNR Board Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the HNR Board Special Committee’s and the HNR Board’s fiduciary duties to the stockholders of HNR under applicable Law, Seller may terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d); provided, however, that Seller shall not terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d) unless (w) HNR has complied with its obligations under this Section 6.5, including its obligations set forth in Section 6.5(e), (x) Seller pays, or causes to be paid, to Buyer the Seller Termination Fee, the 15% Note Amount and the Additional Draw Note Amount pursuant to Section 8.3(a)(ii), (y) Seller and HNR agree to waive all rights (including rights to payment) under the Letter of Credit or any Replacement Letter of Credit pursuant to Section 8.3(b)(iii), and return the original, if any, of such Letter of Credit or Replacement Letter of Credit to Buyer or the issuer thereof, prior to or concurrently with, and as a condition to, such termination and (z) concurrently with such termination, HNR or Seller enters into an Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

(e) Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) and Section 6.5(d), (x) unless HNR shall have provided to Buyer four (4) Business Days’ prior written notice (the “6.5(e) Notice”) advising Buyer that HNR intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal) and a copy of the relevant proposed transaction agreement, and (y):

(i) during such four (4) Business Day period, if requested by Buyer, the HNR Board Special Committee shall, and shall have directed its outside legal counsel and financial advisors to, have engaged in good faith negotiations with Buyer regarding changes to the terms of this Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) the HNR Board Special Committee shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Buyer (the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the fourth (4th) Business Day of such four (4) Business Day period and the HNR Board Special Committee shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

If (A) Buyer, within four (4) Business Days following its receipt of a 6.5(e) Notice makes an offer that, as determined in good faith by the HNR Board Special Committee (after consultation with its outside legal counsel and financial advisors) results in the applicable Acquisition Proposal no longer being a Superior Proposal, then HNR shall have no right to terminate this Agreement pursuant to Section 8.1(c)(ii) and Section 6.5(d) as a result of such Acquisition Proposal, and (B) any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the HNR Board Special Committee had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal and shall in each case require HNR to deliver to Buyer a new 6.5(e) Notice and a new three (3) Business Day period shall commence thereafter.

(f) HNR shall promptly (and in any event within 24 hours) advise Buyer orally and in writing in the event that HNR receives any Acquisition Proposal or any inquiry, proposal or request for information, or engages in any discussions or negotiations that may reasonably be expected to lead to an Acquisition Proposal, and in connection with such notice, provide to Buyer the material terms and conditions (including the identity of the Third Party making any such Acquisition Proposal) of any such Acquisition Proposal. HNR shall (i) keep Buyer reasonably informed of the status and material details (including any material change to the terms thereof) of any such Acquisition Proposal (including any determination by the HNR Board Special Committee pursuant to Section 6.5(b)) and any discussions and negotiations concerning the material terms and conditions thereof and (ii) provide to Buyer as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof copies of any written amendment or any written material with respect to such Acquisition Proposal. Without limiting the foregoing, HNR shall promptly (and in any even within 24 hours) notify Buyer orally and in writing if it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(b) and shall in no event begin providing such information or engaging in such discussions until at least 24 hours after having provided such prior written notice to Buyer. HNR shall not, and shall cause its Subsidiaries not to, in any way contract with any Person subsequent to the date of this Agreement in a manner that would restrict HNR’s ability to provide information to Buyer as required under this Agreement.

(g) HNR agrees that any violations of the restrictions set forth in this Section 6.5 by its Affiliates or by any of its or its Affiliates’ Representatives (acting in such capacity), including any knowing and intentional violation by a Representative (acting in such capacity) of a direction given to a Representative pursuant to the first sentence of Section 6.5(a) shall be deemed to be a breach of this Agreement (including this Section 6.5) by HNR.

(h) Nothing contained in this Agreement shall prohibit HNR, the HNR Board Special Committee or the HNR Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to HNR’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that in all cases, any such action or disclosure shall comply with Section 6.5(c), Section 6.5(d), and Section 6.5(e); and provided further that any public disclosure relating or in response to an Acquisition Proposal other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (B) an express rejection of any applicable Acquisition Proposal or (C) an express reaffirmation of the HNR Board Recommendations shall be deemed to be a Change in Recommendation.

(i) With respect to any HNR Proposal that does not constitute an Acquisition Proposal, (A) HNR shall not enter into, and shall cause its Subsidiaries not to enter into, any definitive agreement with respect to any such HNR Proposal until after the receipt of the Requisite Stockholder Approval (or earlier termination of this Agreement in accordance with Section 8.1), (B) HNR shall not make or permit or instruct any Affiliate or Representative to make or consent to any other Person making any public disclosure regarding such HNR Proposal until after the receipt of the Requisite Stockholder Approval (or earlier termination of this Agreement in accordance with Section 8.1); provided, that HNR may make such disclosure if and to the extent required by Law or the rules of the New York Stock Exchange so long as (x) the HNR Board has determined (based on the advice of experienced and reputable outside securities counsel) that such disclosure is required, (y) Seller has provided reasonable advance notice to Buyer of the need and rationale for such disclosure and the proposed contents thereof and (z) Seller has cooperated with Buyer in limiting the extent of such disclosure, (C) HNR shall not allow the consummation of the transactions contemplated by such HNR Proposal to be consummated prior to the Closing (or earlier termination of this Agreement in accordance with Section 8.1), (D) HNR shall cause the offeror in respect any such HNR Proposal to enter into an Acceptable Confidentiality Agreement prior to furnishing to such offeror any material nonpublic information and (E) Venezuela Approval for the transactions contemplated by such HNR Proposal may not be sought by the acquiror, HNR or any of their Affiliates or Representatives prior to the Closing (or earlier termination of this Agreement in accordance with Section 8.1).

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean either an “HVDH Proposal” or an “HNR Proposal”. If an Acquisition Proposal constitutes both an HVDH Proposal and an HNR Proposal, it shall constitute an HNR Proposal and not an HVDH Proposal. An HNR Proposal that relates only to the acquisition of assets or Subsidiaries or Affiliates of HNR or Seller other than the Acquired Companies and their assets shall not constitute an Acquisition Proposal. “HVDH Proposal” shall mean, any bona fide proposal or offer (other than a proposal or offer by Buyer or any of its Subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction that, if consummated, would result in any Person other than HNR or Buyer owning, directly or indirectly, any of the Equity Interests of any of the Acquired Companies; (ii) the acquisition in any manner, directly or indirectly, by any Person of beneficial ownership of any of the Equity Interests of any of the Acquired Companies; (iii) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning any of the Equity Interests of any of the Acquired Companies, (iv) other than the disposition of assets of the HVDH Companies in accordance with Section 6.1(d)(viii), the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of any of the assets of any of the Acquired Companies; or (v) any combination of the foregoing. “HNR Proposal” shall mean any bona fide proposal or offer (other than a proposal or offer by Buyer or any of its Subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction that, if consummated, would result in any person other than HNR or Buyer owning, directly or indirectly, twenty percent (20%) or more of the Equity Interests or assets of either HNR or Seller; (ii) the acquisition in any manner, directly or indirectly, by any Person of beneficial ownership of twenty percent (20%) or more of the issued and outstanding shares of HNR Common Stock or twenty percent (20%) or more of the issued and outstanding shares of Seller or twenty percent (20%) or more of the assets of HNR or its Subsidiaries; (iii) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the issued and outstanding shares of HNR Common Stock or, directly or indirectly, twenty percent (20%) or more of the issued and outstanding shares of Seller; or (iv) any combination of the foregoing.

(ii) “Superior Proposal” shall mean an Acquisition Proposal that if consummated would result in the Third Party making such Acquisition Proposal owning, directly or indirectly (x) one hundred percent (100%) of the Equity Interests in HNR or Seller or one hundred percent (100%) or more of the assets of HNR or Seller (in each case assuming that such Acquisition Proposal is conditioned upon the termination of this Agreement), (y) 51% of the Equity Interests of HVDH or 100% of the assets of HVDH, or (z) 100% of all of the assets of all the Subsidiaries of HVDH, made by a Third Party as to which the HNR Board Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the HNR Board Special Committee considers in good faith to be appropriate (including the tax consequences), (A) is on terms that are more favorable to all holders of HNR Common Stock than the transactions contemplated by this Agreement (after giving effect to all Proposed Changed Terms) from a financial point of view, (B) is not conditioned on the receipt of financing and (C) is reasonably likely to be consummated on a timely basis.

Section 6.6 Notification of Certain Matters. From and after the date hereof until consummation of the Closing, Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, upon receiving Knowledge of (a) any notice, complaint, investigation or hearing

(or communications indicating that the same may be contemplated) of any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, (b) any written notice of any Person (other than a Governmental Authority) alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (c) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or, to such party’s Knowledge, any of its Affiliates which relate to this Agreement or the transactions contemplated hereby, (d) any fact, event or circumstance that would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein, or (e) any material change, effect or circumstance that would reasonably be expected to give rise to a failure of a condition precedent in Section 7.1, Section 7.2 (in the case of Seller) or Section 7.3 (in the case of Buyer); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereunder or the remedies available hereunder to any party; provided, further, that the failure to comply with this Section 6.6 shall not constitute a breach or noncompliance of a covenant by such party for determining the satisfaction of the conditions set forth in Section 7.2 or Section 7.3. Promptly following distribution to or receipt from any regulatory and/or law enforcement agency, civil plaintiff or HNR Stockholder, as applicable, Seller shall provide Buyer with all documents related to any communication or request for information, including any pleadings, court documents or correspondence, to or from any regulatory and/or law enforcement agency, civil plaintiff or HNR Stockholder regarding a violation or potential violation of any Law by HNR or any of its Subsidiaries or, to the extent accessible by HNR or Seller, by Petrodelta or any of its Subsidiaries, or any of their respective directors, officers, employees, or, to Seller’s Knowledge, Representatives.

Section 6.7 Public Announcements. The initial press release(s) announcing the execution of this Agreement shall be in a form mutually agreed upon by Buyer and Seller. Each party hereto agrees not to issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby without the prior written approval of the other parties, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the other parties hereto shall, to the extent practicable, be given the reasonable opportunity to review and comment on any such press release or other public announcement. Notwithstanding any other provision of this Agreement, (i) none of the parties hereto will be required to consult with the other in connection with any such press release or public announcement if the HNR Board Special Committee or the HNR Board has effected any Change in Recommendation or shall have resolved to do so and (ii) the requirements of this Section 6.7 shall not apply to any disclosure by HNR, Seller or Buyer of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement or the transactions contemplated by this Agreement.

Section 6.8 Director Resignations.

(a) At the Closing, Seller shall deliver to Buyer (i) a duly executed resignation letter, in form and substance reasonably satisfactory to Buyer, in respect of each member of each of the boards of directors (or other applicable governing body) of each HVDH Company appointed by HNR or its Subsidiaries which shall be effective as of the Closing and (ii) duly executed resignation letters, in form and substance reasonably satisfactory to Buyer, in respect of the Seller’s appointees to the Petrodelta board of directors which in each case shall be effective as of the later of (A) the Closing and (B) Buyer’s written instruction to the Seller’s appointees that such resignation shall be deemed effective.

(b) Prior to the Closing, Seller shall use its reasonable best efforts to call a meeting of Petrodelta to be held on or as promptly as practicable after the Closing Date for purposes of effecting Buyer’s nominees as a Class B Shareholder of Petrodelta to the board of directors in accordance with Articles 19 and 21 of the Petrodelta bylaws.

Section 6.9 Stockholder Litigation. Each of Seller and HNR shall use its reasonable best efforts to defend and promptly resolve any stockholder litigation against HNR and/or its directors relating to the transactions contemplated by this Agreement that could reasonably be expected to delay or impede the consummation of the transactions contemplated by this Agreement. Prior to the Closing Date, each of HNR and Seller shall give Buyer reasonable opportunity to participate, at Buyer’s expense, in the defense or settlement of any stockholder litigation against HNR and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.10 Confidentiality.

(a) From and after the Closing, Buyer shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to HNR or any of its Subsidiaries, except that the foregoing requirements of this Section 6.10(a) shall not apply to the extent that any such information (including any report, statement, testimony or other submission to a Governmental Authority) is required by applicable Law to be disclosed, provided, that Buyer has given to HNR, to the extent permitted by applicable Law, prompt written notice of such request or requirement so that HNR or its Affiliates may at their own cost seek an appropriate order or other remedy protecting the confidential material from disclosure, and Buyer reasonably cooperates (at the cost of the disclosing party) with HNR or such Affiliate to obtain such protective order or other remedy, and in any case, Buyer shall furnish only that portion of the confidential information which, in the opinion of its counsel, Buyer is legally required to disclose; and, provided, further, that Buyer provides HNR with written notice of the information to be disclosed as far in advance of its disclosure as reasonably practicable and uses reasonable best efforts (at the cost of the disclosing party) to seek confidential treatment of such information. Buyer shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

(b) From and after the Closing, Seller shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies, Buyer and CT Energia, except that the foregoing requirements of this Section 6.10(b) shall not apply to the extent that any such information (including any report, statement, testimony or other submission to a Governmental Authority) is required by applicable Law to be disclosed, provided, that Seller has given to Buyer, to the extent permitted by applicable Law, prompt written notice of such request or requirement so that Buyer or its Affiliates may at their own cost seek an appropriate order or other remedy protecting the confidential material from disclosure, and Seller reasonably cooperates (at the cost of the disclosing party) with Buyer or such Affiliate to obtain such protective order or other remedy, and in any case, Seller shall furnish only that portion of the confidential information which, in the opinion of its counsel, Seller is legally required to disclose; and, provided, further, that Seller provides Buyer with written notice of the information to be disclosed as far in advance of its disclosure as reasonably practicable and uses reasonable best efforts (at the cost of the disclosing party) to seek confidential treatment of such information. Seller shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

Section 6.11 Employee Benefit Matters.

(a) HNR shall retain and Buyer and the HVDH Companies shall neither assume nor retain any liability in connection with any right of any kind to receive shares of HNR Common Stock or benefits measured by the value of shares of HNR Common Stock, and each award of any kind consisting of shares of HNR Common Stock (including without limitation stock options, restricted stock, stock appreciation rights, restricted stock units, performance stock units and dividend equivalents).

(b) This Section 6.11 shall inure exclusively to the benefit of, and be binding solely upon, the parties to this Agreement and their respective successors, permitted assigns, executors and legal representatives. Nothing in this Section 6.11, expressed or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider, or any such Person’s alternative payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, benefits, terms of employment, or otherwise. No provision in this Agreement shall modify or amend any HVDH Company Benefit Plan unless this Agreement explicitly states that the provision “amends” such HVDH Company Benefit Plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision of this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such HVDH Company Benefit Plan.

Section 6.12 Post-Closing Access. Following the Closing, Seller shall, as may be reasonably required by Buyer, make available to Buyer and its Affiliates and Representatives such records of the Retained Companies related to the Acquired Companies (and their predecessors) held immediately prior to the Closing for so long as and to the extent required by applicable Law (but in no event less than seven years after the Closing Date). In addition, following the Closing, Seller shall make available to Buyer the employees and Representatives of the Seller and its Affiliates whose assistance, expertise, testimony, notes, recollections or presence (including participation as a witness in a deposition, hearing or trial) is necessary or appropriate to assist Buyer (i) in the defense or prosecution of any Legal Proceeding relating to the Acquired Companies, (ii) in the preparation of any Tax returns or filings or financial or accounting statements in respect of any of the Acquired Companies or Buyer or any of its other Affiliates and (iii) in the transition of the business, operations and employees of the HVDH Companies from Seller to Buyer.

Section 6.13 Ownership of HNR Stock. Prior to the earlier of the Closing Date or the termination of this Agreement pursuant to Section 8.1, none of Buyer or any Subsidiary of Buyer will acquire, directly or indirectly, beneficially or of record, any shares of HNR Common Stock or any other securities convertible into or exchangeable or exercisable for, HNR Common Stock or any other Equity Interests of HNR or any of its Subsidiaries other than in accordance with the terms of this Agreement or the Securities Purchase Agreement.

Section 6.14 Funding Commitment. Buyer shall provide to HNR the maximum amount of additional funds that Buyer is permitted to lend to HNR under Section 1.3 of the Securities Purchase Agreement and shall deliver such additional funds on each Additional Funding Date (as that term is defined in the Securities Purchase Agreement) occurring prior to the earlier of (i) the Closing Date or (ii) the termination of this Agreement pursuant to Article VIII. In the event that Closing does not occur and this Agreement is terminated, then the aggregate principal amount of the Additional Draw Note, plus accrued and unpaid interest as of the date of termination, shall be paid by HNR in accordance with the terms of the Additional Draw Note.

Section 6.15 Further Actions. Subject to the other express provisions of this Agreement, upon the request of any party hereto, the other parties hereto shall use best reasonable efforts to undertake as soon as reasonably practicable (or procure the undertaking as soon as reasonably practicable of) all acts including executing and delivering (or procuring the execution and delivery of) all such other documents, instruments and agreements as may be reasonably necessary for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the transactions contemplated by this Agreement to be consummated at the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Seller and Buyer at or prior to the Closing Date of the following conditions:

(a) the Requisite Stockholder Approval shall have been received;

(b) the Venezuela Approval shall have been obtained in writing; and

(c) there shall be no Legal Proceeding pending against HNR, Seller or any HVDH Company seeking to enjoin, and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”) that has the effect of enjoining, the consummation of the Sale of Subject Shares.

Section 7.2 Conditions to the Obligations of Buyer. In addition to the conditions set forth in Section 7.1, the obligations of Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Buyer at or prior to the Closing Date of the following further conditions:

(a) each of the representations and warranties of HNR or Seller, as applicable, (i) set forth in Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.2(d), Section 4.2(e) and Section 4.2(f) (Ownership; Capitalization), Section 4.3 (Authority Relative to Agreement), and

Section 4.12 (Brokers), (collectively, the “Fundamental Representations”) shall be true and correct in all respects at and as of the date of this Agreement and the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article IV hereof (other than the Fundamental Representations) (x) to the extent qualified as to materiality or Material Adverse Effect or other similar qualifications contained therein, shall be true and correct in all respects, and (y) to the extent not so qualified, shall be true and correct in all material respects, in each case, at and as of the date of this Agreement and the Closing Date; provided, however, that the condition set forth in this Section 7.2(a) shall be deemed to have been satisfied even if any such representations and warranties are not so true and correct if the failure of such representations and warranties to be so true and correct is the direct result of any actions or omissions of Buyer, CT Energia, or any of their respective officers, directors, shareholders or employees with respect to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Seller or any of its Subsidiaries, including the Petrodelta Companies;

(b) HNR and Seller shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) since the date of this Agreement, there shall not have occurred any Material Adverse Effect;

(d) HNR and Seller shall each have delivered to Buyer a certificate, dated the Closing Date and signed by an executive officer of HNR or Seller, as applicable, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied;

(e) there shall not have been and be continuing an Insolvency Event in respect of HNR or Seller; provided, however, that the condition set forth in this Section 7.2(e) shall be deemed to have been satisfied if a court of competent jurisdiction shall have entered an Order approving the Sale of Subject Shares following the occurrence of such Insolvency Event;

(f) since the date of this Agreement, there shall not have occurred any material adverse effect with respect to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Petrodelta;

(g) the Specified Approvals shall have been obtained; and

(h) HNR shall have delivered to Buyer the SPA Termination Agreement, dated and effective as of the Closing Date, and signed by an executive officer of HNR.

Section 7.3 Conditions to the Obligations of the Seller. In addition to the conditions set forth in Section 7.1, the obligations of Seller to consummate the transactions contemplated by this Agreement to be consummated at the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by HNR at or prior to the Closing Date of the following further conditions:

(a) each of the representations and warranties of Buyer (i) set forth in Section 5.2 (Authority Relative to Agreement) and Section 5.7 (Brokers), shall be true and correct in all respects at and as of the date of this Agreement and the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article V hereof (other than in Section 5.2 and Section 5.7), without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall be true and correct at and as of the date of this Agreement and the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (ii) for such failures to be true and correct as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement;

(b) Buyer shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Buyer shall have delivered to Seller a certificate, dated the Closing Date, and signed by an executive officer of Buyer, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) have been satisfied;

(d) Buyer shall have delivered to Seller the 15% Note and the Additional Draw Note, with full title and guarantee free from all Liens (thereon and thereunder, other than Permitted Liens thereon), for transfer by Seller to HNR for cancellation in partial satisfaction of the HNR Intercompany Note;

(e) Buyer shall have delivered to HNR the SPA Termination Agreement, dated and effective as of the Closing Date, and signed by an executive officer of Buyer;

(f) The Specified Approvals shall have been obtained; and

(g) Buyer shall have delivered to HNR a duly executed resignation letter, in form and substance reasonably satisfactory to HNR, in respect of each member of the HNR Board nominated to the HNR Board by Buyer or any of its Affiliates pursuant to the terms of the Securities Purchase Agreement.

Section 7.4 Frustration of Closing Conditions. Buyer may not rely on the failure of any conditions set forth in Section 7.2 to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of Buyer to perform any of its obligations under this Agreement. HNR and Seller may not rely on the failure of any conditions set forth in Section 7.3 to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of HNR or Seller to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated (to the extent set forth in Section 8.2) at any time prior to the Closing Date, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Buyer and Seller; or

(b) by either Buyer or Seller, if:

(i) the conditions set forth in Article VII shall not have been satisfied or duly waived by all parties entitled to the benefit of such condition by 30th calendar day following receipt of the Requisite Stockholder Approval, or such other date as is mutually agreed by written consent of each of Buyer and Seller (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if such party has breached or violated any of its covenants, agreements or other obligations hereunder and such breach or violation has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Sale of Subject Shares at the Closing set forth in Article VII prior to the Termination Date or (2) the failure of the Closing to occur by the Termination Date; or

(ii) any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Sale of Subject Shares, and such Restraint shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with its obligations under Section 6.3 to prevent, oppose or remove such Restraint; or

(iii) the Stockholders’ Meeting shall have been convened and a vote with respect to the adoption by the stockholders of HNR of a resolution authorizing the Sale of Subject Shares in accordance with Section 271 of the DGCL shall have been taken thereat (or any adjournment or postponement thereof) and the Requisite Stockholder Approval shall not have been obtained; or

(c) by Seller if:

(i) Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by Buyer on or before the earlier of (I) the Termination Date and (II) the date that is thirty (30) days following the receipt by Buyer of written notice from Seller of such breach or failure; provided, however, that Seller shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Seller or HNR is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) the HNR Board Special Committee has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by and subject to the terms and conditions of Section 6.5(d) and Section 6.5(e); provided, that, concurrently with such termination, HNR enters into such Alternative Acquisition Agreement and pays or causes to be paid the amounts set forth in Section 8.3(a)(ii); or

(d) by Buyer:

(i) if the Requisite Stockholder Approval shall not have been obtained on or before September 15, 2016; or

(ii) if either Seller or HNR shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform, individually or in the aggregate, (x) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by Seller or HNR, as applicable, on or before the earlier of (I) the Termination Date and (II) the date that is thirty (30) days following the receipt by Seller of written notice from Buyer of such breach or failure; provided, however, that Buyer shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if Buyer is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(iii) in the event that (A) a Change in Recommendation has occurred prior to the Closing Date, (B) HNR has provided Buyer with written notice of an intention to effect a Change in Recommendation under a 6.5(c) Notice or a 6.5(e) Notice, or (C) HNR shall have failed to include the HNR Board Recommendations in the Proxy Statement delivered to its stockholders; provided, however, that Buyer shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(d)(iii) once the Requisite Stockholder Approval has been obtained at the Stockholders’ Meeting.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated in accordance with Section 8.1, (w) written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and (x) this Agreement, and the obligations and rights of the parties in respect thereof, shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, that, subject to Section 8.3 (including the limitation of liability set forth therein), if (y) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (z) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all Losses as a result of such Intentional Breach; provided, further, that the provisions of Article I, Section 6.7, Article VIII and Article X (the “Surviving Provisions”) shall survive any termination of this Agreement pursuant to Section 8.1. Without limiting the foregoing, the Securities Purchase Agreement shall remain in full force and effect in accordance with its terms unless and until the SPA Termination Agreement has been duly executed and delivered by each of HNR and Buyer.

Section 8.3 Termination Fee; Escrow Amount.

(a) Termination Fee Payable. If the Agreement is terminated by:

(i) (A) either Buyer or Seller pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (B) after the date hereof HNR receives an Acquisition Proposal from a Third Party or an Acquisition Proposal shall have, in each case, become publicly known (and not withdrawn) prior to the termination pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(d)(ii), as the case may be, and (C) within twelve (12) months of such termination of this Agreement, HNR either enters into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (B)) or the HNR Board (or a committee thereof including the HNR Board Special Committee) recommends an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (B)) to the stockholders of HNR and (D) such Acquisition Proposal referred to in the foregoing clause (C), or if such Acquisition Proposal is terminated to accept another Acquisition Proposal, such other Acquisition Proposal, is subsequently consummated by HNR (it being understood that such consummation may be during or after such twelve (12)-month period), then Seller shall pay, or cause to be paid, to Buyer, concurrently with, and as a condition to consummation of an Acquisition Proposal, an amount equal to the aggregate of (i) US$4,600,000 (the “Seller Termination Fee”), (ii) the outstanding principal amount of the 15% Note plus accrued and unpaid interest and including any make-whole premium (the “15% Note Amount”) and (iii) the outstanding principal amount of the Additional Draw Note plus accrued and unpaid interest and including any make-whole premium (the “Additional Draw Note Amount”), by wire transfer of immediately available funds (it being understood that, for purposes of clause (C) of this Section 8.3(a)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.5(j)(i), except that the references “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “sixty percent (60%)”);

(ii) Seller pursuant to Section 8.1(c)(ii), then Seller shall pay, or cause to be paid, to Buyer the Seller Termination Fee, the 15% Note Amount and the Additional Draw Note Amount by wire transfer of immediately available funds concurrently with, and as a condition to, such termination; and

(iii) Buyer pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii), then Seller shall pay, or cause to be paid to Buyer the Seller Termination Fee by wire transfer not later than the second (2nd) Business Day following such termination.

(b) Escrow Amount.

(i) If the Agreement is terminated by Seller pursuant to Section 8.1(c)(i), then the Escrow Amount shall be paid to Seller, via a draw on the funds available under the Letter of Credit or any Replacement Letter of Credit (or, following an Anticipatory Draw, out of the funds previously drawn by Seller), not later than the second (2nd) Business Day following the date of such termination.

(ii) If the Agreement is terminated and, upon such termination, the conditions to Closing set forth in Article VII (except for the conditions set forth in Section 7.1(b) and those conditions that can only be satisfied by Buyer on the Closing Date) have been either satisfied or waived (to the extent permitted by Law), then the Escrow Amount shall be paid to Seller via a draw on the funds available under the Letter of Credit or any Replacement Letter of Credit (or, following an Anticipatory Draw, out of the funds previously drawn by Seller), not later than the second (2nd) Business Day following the date of such termination.

(iii) To effect a draw on the funds available under the Letter of Credit or Replacement Letter of Credit pursuant to Section 8.3(b)(i) or Section 8.3(b)(ii), Seller shall deliver to Buyer a draw notice signed by a duly authorized officer of Seller certifying that the Agreement has been terminated and that Seller is entitled to receive the Escrow Amount pursuant to Section 8.3(b)(i) or Section 8.3(b)(ii), as applicable, on the date of such termination, which a duly authorized representative of Buyer shall countersign and deliver to Seller not later than the second (2nd) Business Day following the date of such termination, at which time Seller shall deliver the signed draw notice to the Issuing Bank.

(iv) If the Agreement is terminated under circumstances other than as described in Section 8.3(b)(i) or Section 8.3(b)(ii), then HNR and Seller shall deliver to the Buyer and the Issuing Bank the original Letter of Credit (or Replacement Letter of Credit, as the case may be), together with a written waiver of all rights (including rights to payment) under the Letter of Credit or any Replacement Letter of Credit, effective as of the effective time of termination, not later than the second (2nd) Business Day following the date of such termination, and HNR and Seller shall not have any right to draw on the Letter of Credit or any Replacement Letter of Credit following the effective time of such termination. HNR and Seller covenant and agree not to draw on the Letter of Credit or any Replacement Letter of Credit other than as set forth in Section 2.1(f) and clauses (i) – (iii) above.

(c) Certain Limitations.

(i) Notwithstanding anything to the contrary contained in this Agreement: (A) in no event shall Seller be required to pay the Seller Termination Fee on more than one occasion; (B) in no event shall Seller be entitled to receive the Escrow Amount on more than one occasion; and (C) payment of the Additional Note Amount and the 15% Note Amount shall be conditioned upon and subject to receipt by Seller of the 15% Note and the Additional Draw Note, each with full title and guarantee free from all Liens (thereon and thereunder, other than Permitted Liens thereon), for transfer by Seller to HNR for cancellation in partial satisfaction of the HNR Intercompany Note.

(ii) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 10.9 (which shall not be limited by this Section 8.3(c)(ii)) Buyer’s right to receive (A) payment from Seller of the Seller Termination Fee pursuant to Section 8.3(a), (B) payment of the 15% Note Amount and the Additional Draw Note Amount pursuant to Section 8.3(a)(i) and Section 8.3(a)(ii) and (C) waiver of any and all rights of HNR and Seller under the Letter of Credit or any Replacement Letter of Credit pursuant to Section 8.3(c)(i), shall, respectively, constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Buyer and its Affiliates or any other Person against Seller and its Subsidiaries and any of their respective former, current or future, direct or indirect equityholders, general or limited partners, stockholders, members, managers, controlling persons, directors, officers, employees, agents, Affiliates or Representatives, or any of their respective successors or assigns or other representative of any of the foregoing, (collectively, the “Seller Related Parties”) in connection with the termination of this Agreement or any Losses or liabilities in connection with this Agreement or the Related Agreements, and upon payment and waiver, as applicable, of such amounts, none of the Seller Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Related Agreements or the Sale of Subject Shares (except that, to the extent any failure to consummate the Sale of Subject Shares resulted, directly or indirectly, from an Intentional Breach of this Agreement by Seller or HNR or such Intentional Breach by Seller or HNR shall cause the Closing not to occur, Buyer shall be entitled to the payment of the Seller Termination Fee (and, if applicable, the 15% Note Amount and the Additional Draw Note Amount pursuant to Section 8.3(a)(i)) and to any Losses, to the extent proven, in respect of such Intentional Breach, as reduced by the amount of the Seller Termination Fee paid to Buyer).

(iii) Notwithstanding anything to the contrary contained in this Agreement, Seller’s right to receive the Escrow Amount via a draw on the Letter of Credit or any Replacement Letter of Credit pursuant to Section 8.3(a) and Section 8.3(b) shall constitute the sole and exclusive remedy of HNR, Seller and their Affiliates or any other Person against Buyer and its Subsidiaries and any of their respective former, current or future, direct or indirect equityholders, general or limited partners, stockholders, members, managers, controlling persons, directors, officers, employees, agents, Affiliates or Representatives, or any of their respective successors or assigns or other representative of any of the foregoing, (collectively, the “Buyer Related Parties”) in connection with the termination of this Agreement or any Losses or liabilities in connection with this Agreement or the Related Agreements, and upon payment and waiver, as applicable, of such amounts, none of the Buyer Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Related Agreements or the Sale of Subject Shares (it being understood that nothing in this Section 8.3(c)(iii) shall restrict or limit in any way HNR’s or Seller’s right to specifically enforce the Surviving Provisions pursuant to Section 10.9 in the event that this Agreement is terminated).

(iv) Other than with respect to the Retained Claims, all Legal Proceedings (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (A) this Agreement, the Related Agreements or the Sale of Subject Shares, (B) the negotiation, execution or performance of this Agreement, the Related Agreements (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Related Agreements), (C) any breach of this Agreement or the Related Agreements and (D) any failure of the Sale of Subject Shares to be consummated, may be made only by or against (and are those solely of) the Persons that are expressly identified as parties hereto and thereto. No other Buyer Related Party shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute, or otherwise) for any Legal Proceedings arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D) except for Legal Proceedings that HNR or Seller may assert: (I) against any Person that is party to, and solely pursuant to the terms of, the Securities Purchase Agreement or any Related Agreement; and (II) against Buyer, solely in accordance with, and pursuant to the terms of, this Agreement (the Legal Proceedings in clauses (I) and (II) of this Section 8.3(iv), the “Retained Claims”). Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that, including in the case of any breach, whether willful and material, intentional, material, knowing or otherwise, (x) in no event will Buyer or any other Buyer Related Party have liability for monetary damages whatsoever arising under, out of, in connection with or related in any manner to the items in the preceding clauses (A) through (D) (including monetary damages in lieu of specific performance) in the aggregate in excess of the amount of the Escrow Amount, and, accordingly, the Escrow Amount shall be the maximum aggregate liability of Buyer hereunder and thereunder (and any other Buyer Related Party); and (y) in no event shall HNR, Seller, their Affiliates, their respective stockholders or Representatives or any other Person seek, directly or indirectly, to recover against any of the Buyer Related Parties, or compel any payment by any of the Buyer Related Parties of, any damages or other payments whatsoever that are, in aggregate, in excess of the Escrow Amount.

(d) Integral Part of Transaction. Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Seller Termination Fee nor the Escrow Amount is a penalty and each of the Seller Termination Fee and the Escrow Amount is a reasonable amount that will compensate Buyer and Seller, respectively, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement. If Seller fails to pay the Seller Termination Fee pursuant to this Section 8.3 when due, and, in order to obtain such payment, Buyer commences a suit that results in a judgment against such party for the Seller Termination Fee, Seller shall pay or cause to be paid to Buyer its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Seller Termination Fee from the date such payment was required to be made until the date of payment at an interest rate of eleven percent (11%) per annum.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Stockholder Approval; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the stockholders of HNR without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Extension; Waiver. At any time prior to the Closing, subject to applicable Law, any party hereto may, without limiting its rights and remedies under this Agreement, (a)

extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of the first sentence of Section 8.2, waive compliance with any agreement or condition contained herein. Notwithstanding the foregoing, no failure or delay by HNR, Seller or Buyer in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6 Expenses. Except as expressly set forth herein (including Section 8.2 and Section 8.3), all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE IX

TAX MATTERS

Section 9.1 Administration of Tax Matters for the HVDH Companies.

(a) Seller shall, at its own expense, prepare or cause to be prepared and timely file, or cause to be timely filed, any Tax Return of any HVDH Companies and any Tax Return relating to any VAT Fiscal Unity that is due (i) on or before the Closing Date if it relates to a taxable period ending on or prior to the Effective Date (taking into account all extensions properly obtained) and (ii) after the Effective Date if it relates to a VAT Fiscal Unity. Seller shall (i) prepare such Tax Returns on a basis consistent with past practices and accounting methods of Seller and the HVDH Companies except to the extent otherwise required by applicable Law, and (ii) provide a copy of such Tax Return(s) to the Buyer (with supporting documentation and computations) at least thirty (30) days prior (except, in the case of a Periodic Tax Return, ten (10) days prior) to filing such Tax Return(s). Buyer shall, within fifteen (15) days (except, in the case of a Periodic Tax Return, five (5) days) of receiving such Tax Return(s), notify the Seller in writing of any matters in such Tax Returns with which the Buyer reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters and, to the extent they are unable to reach such a solution within ten (10) days, shall resolve the dispute in accordance with Section 9.11.

(b) Buyer shall at its own expense, prepare or cause to be prepared and timely file, or cause to be timely filed (or, if applicable, Seller shall cause to be timely filed), all HVDH Company Tax Returns for taxable periods ending after the Effective Date that are due on or before the Closing Date. Buyer shall (i) prepare such Tax Returns on a basis consistent with past practices and accounting methods of the HVDH Companies except to the extent otherwise required by applicable Law, and (ii) provide a copy of such Tax Return(s) to the Seller (with supporting documentation and computations) at least thirty (30) days prior (except, in the case of a Periodic Tax Return, ten (10) days prior) to filing such Tax Return(s). Seller shall, within fifteen (15) days (except, in the case of a Periodic Tax Return, five (5) days) of receiving such Tax Return(s), notify the Buyer in writing of any matters in such Tax Returns with which the Seller reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters and, to the extent they are unable to reach such a solution within ten (10) days, shall resolve the dispute in accordance with Section 9.11.

(c) Any Tax due pursuant to any Tax Returns of the HVDH Companies shall be paid pursuant to Section 9.3.

Section 9.2 Allocation of Liability for Taxes. For purposes of allocating liability for Taxes for Section 9.1:

(a) Seller’s share of any Taxes of the HVDH Companies shall be (i) 100% of the amount of any Tax relating to any VAT Fiscal Unity to the extent such Tax would be payable or receivable by a Retained Company if no VAT Fiscal Unity were to exist, (ii) 51% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable, but without duplication of VAT covered under Section 9.2(a)(i)) for any taxable period that ends on or before the Effective Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that ends on or before the Effective Date, (iii) 100% of any Taxes arising from or in connection with any breach of any covenant contained in this Agreement, (iv) 100% of any Taxes of the Seller or any Seller Related Party imposed on any HVDH Company or on the Buyer or any Buyer Related Party (including as a result of successor liability), (v) 100% of any obligation or other liability of any HVDH Company to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to a Tax sharing or Tax allocation agreement which was in existence immediately before the Effective Date, and (vi) 100% of any Taxes imposed directly on the Buyer or any Buyer Related Party in respect of the income of any HVDH Company for any tax period prior to the Effective Date; except, in each case, for any Taxes which shall be allocated to Buyer as provided in Section 9.2(c).

(b) Buyer’s share of any Taxes of the HVDH Companies shall be 51% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable), but exclusive of Taxes described under Section 9.2(a)(i), (iii), (iv) or (v) which will be for the account of Seller, with respect to any taxable period that begins after the Effective Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that begins after the Effective Date.

(c) Notwithstanding the foregoing, Buyer shall be attributed an amount of Taxes incurred by an HVDH Company (or for which an HVDH Company is liable) with respect to any distributions on the Subject Shares that are transferred by the Seller to the Buyer under Section 2.1(a) without regard to Section 9.2(d).

(d) In the case of any Taxes that are attributable to a taxable period beginning on or before and ending after the Effective Date (a “Section 9.2 Period”), the amount of Tax that is allocable to the portion of such period that ends on the Effective Date shall be determined as follows:

(i) In the case of ad valorem, property, or franchise or similar Taxes imposed on any HVDH Company based on capital or number of shares of stock authorized,

issued or outstanding, the portion attributable to the portion of such period that ends on the Effective Date shall be the amount of such Taxes for the entire Section 9.2 Period multiplied by a fraction, the numerator of which is the number of days in such Section 9.2 Period until and including the Effective Date and the denominator of which is the number of days in the entire Section 9.2 Period;

(ii) In the case of all other Taxes, the portion attributable to the period that ends on or before the Effective Date shall be determined on the basis of an interim closing of the books of the applicable HVDH Company as of the Effective Date; provided, that any items of income, gain, loss, deduction, exemption, or allowances that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Section 9.2 Period ending on and including the Effective Date and the portion of the Section 9.2 Period beginning after the Effective Date in proportion to the number of days in each such period relative to the entire Section 9.2 Period.

(e) Any refund or credit of Taxes, or any tax benefit or reduction (including as a result of any overpayment of Taxes) that is received in cash or that reduces the amount of HVDH Company Taxes paid after the Effective Date (a “Tax Credit”) shall be attributable to a taxable period pursuant to this Section 9.2 in the same manner as the Tax to which such Tax Credit relates. With regard to the VAT Fiscal Unity, a Tax Credit shall also include a reclaim of VAT to which any HVDH Company as part of a VAT Fiscal Unity is entitled to, determined (for allocation purposes only) as if the relevant HVDH Company was not part of the VAT Fiscal Unity.

Section 9.3 Payment of Taxes, Refunds and Credits.

(a) With respect to any Taxes due (taking into account all extensions properly obtained) prior to the Closing Date, each of Buyer and Seller shall use its reasonable best efforts to cause the HVDH Companies to pay their Taxes when due (taking into account all extensions properly obtained). Notwithstanding the foregoing, Seller shall pay any VAT payable by any VAT Fiscal Unity to the relevant Taxing Authority. If the HVDH Companies do not pay their Taxes when as provided in this Section 9.3(a), either party hereto may, after fifteen (15) days’ notice to the other party hereto, pay such Taxes.

(b) Taxes shall be borne by Buyer and Seller according to the allocation of liability in Section 9.2. In furtherance of the foregoing, to the extent that either Buyer or Seller has borne more than its proportionate share of such Taxes, either indirectly (through its ownership of HVDH shares, to the extent an HVDH Company has funded such Taxes out of its own assets) or directly (pursuant to Section 9.3(a) or otherwise) (such party, the “Excess Tax Party”) the other party hereto shall reimburse the Excess Tax Party in accordance with Section 9.8 for any Taxes properly allocable to such other party under Section 9.2, in the currency in which such Tax is owed, such that each of Buyer and Seller have economically borne the appropriate amount of Tax.

(c) If a Tax Credit of an HVDH Company is available with respect to a Tax period (or portion thereof) beginning prior to the Closing Date, Buyer and Seller shall appropriately receive the benefits of such Tax Credit to the extent allocated to each of them pursuant to Section 9.2. In furtherance of the foregoing, to the extent that either Buyer or Seller has received more than its proportionate share of such Tax Credit, either indirectly (through its ownership of HVDH shares, to the extent an HVDH Company has received such Tax Credit) or directly (to the extent the Tax Credit has reduced amounts that such party otherwise would have paid directly pursuant to Section 9.3(a) or otherwise), such party shall reimburse the Excess Tax Party, or the Buyer and Seller together shall cause HVDH to reimburse the Excess Tax Party for any Tax Credit actually received that is properly allocable to the Excess Tax Party under Section 9.2, in the currency in which such Tax Credit is received (provided, that, for this purpose, a Tax credit, benefit or reduction in Tax shall be deemed to be actually received when applied to reduce cash Taxes otherwise payable).

(d) Notwithstanding any provision to the contrary in Section 9.3(c), if a VAT Fiscal Unity exists during a taxable period or portion thereof, Seller shall pay to the HVDH Company an amount equal to the amount of any VAT receivable attributable to such period or portion thereof, which shall be determined (for allocation purposes only) as if the relevant HVDH Company was not part of the VAT Fiscal Unity.

Section 9.4 Amendment of Tax Returns. Prior to the Liquidation Date, neither the Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of any HVDH Company with respect to any Tax Return described in Section 9.1 without the prior written consent of the Seller, which consent shall not be unreasonably conditioned, withheld or delayed.

Section 9.5 Tax Periods. To the extent permissible but not required pursuant to applicable Law, the parties shall cooperate to cause the HVDH Companies to take all steps as are or may be reasonably necessary (including the filing of elections or returns with applicable Taxing Authorities) to cause such period to end on the Closing Date, or as soon thereafter as is reasonably practicable.

Section 9.6 VAT Fiscal Unity. Immediately after the Closing Date, Seller shall simultaneously send a copy to Buyer and file a letter with the relevant Taxing Authority informing such Taxing Authority that the relevant HVDH Company no longer forms part of the VAT Fiscal Unity as of the Closing Date. Seller will, within ten (10) days after receipt, inform Buyer of any correspondence of the relevant Taxing Authority regarding the separation of any of the HVDH Companies from such VAT Fiscal Unity.

Section 9.7 Cooperation; Audits; Tax-Related Actions.

(a) In connection with the preparation of Tax Returns (including amended Tax Returns), audit examinations, Tax refund claims, applications for relief or ruling and any actions relating to the Tax liabilities imposed on any HVDH Company (or any successor thereof) or otherwise discussed in this Article IX, Buyer, on the one hand, and the Seller, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required and to the extent not unduly burdensome), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of actions by Taxing Authorities as to the imposition of Taxes. Seller (until the Closing Date), and Buyer (after the Closing Date), shall and to the extent practicable shall cause the HVDH Companies to (i) retain all books and records with respect to Tax matters pertinent to any HVDH Company relating to any taxable period beginning before the Closing Date until the earlier of the expiration of the applicable statute of limitations (including any extension thereof) for the respective taxable periods or the Liquidation Date, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and allow such other party to take possession of such books and records at such party’s own expense.

(b) Buyer and the Seller shall, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 9.8 Tax Claims.

(a) Any Claim for payment, reimbursement or contribution pursuant to Section 9.3 (a “Tax Claim”) shall be made pursuant to this Section 9.8. In order to assert a Claim for payment pursuant to Section 9.3, a party hereto (the “Tax Payee”) shall give prompt written notice to the party required to make payment to such Tax Payee (the “Tax Payor”). Such Tax Claim shall be made reasonably promptly after the Tax Payee determines that it intends to seek payment pursuant to Section 9.3, provided, however, that no failure to give such prompt written notice shall relieve Tax Payor of any of its obligations hereunder except to the extent that Tax Payor is materially and adversely prejudiced by such failure.

(b) Any payment pursuant to this Article IX in respect of any Tax Claim shall be (i) made net of any withholding Tax required by Law and (ii) effected by wire transfer of immediately available funds from Tax Payor or one of its Affiliates to an account designated by the applicable Tax Payee within three (3) Business Days after the determination thereof.

(c) All Tax Claims pursuant to Section 9.8 shall survive until the later of (A) six (6) months after the Closing Date and (B) the earlier of (1) the Liquidation Date and (2) the date that is ninety (90) days after the expiration of the applicable statute of limitations (at which point they will terminate) to the fullest extent permitted by law; provided, that written notice of a Tax Claim shall extend the applicable survival period for such Tax Claim until such Tax Claim is conclusively resolved.

(d) If, after negotiating in good faith, Seller and Buyer are unable to reach an agreement relating to a Tax Claim or the payment of any Tax Claim, such dispute shall be submitted to the Referee pursuant to Section 9.11.

Section 9.9 Transfer Taxes. Notwithstanding any other provision of this Article IX, all Transfer Taxes imposed by any Taxing Authority in connection with the transactions contemplated by this Agreement shall be borne by the Party with legal liability for such Transfer Tax.

Section 9.10 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving Seller and its Affiliates on the one hand, and the Acquired Companies on the other hand, shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

Section 9.11 Referee. If, after negotiating in good faith, Seller and Buyer are unable to reach an agreement relating to any Tax matter under this Article IX, the dispute shall be submitted to a mutually acceptable independent accounting firm of national repute (the “Referee”) jointly selected by Seller and Buyer within five (5) Business Days of the date on which a party makes the request to refer such dispute to an expert. Seller and Buyer shall instruct the Referee to resolve any disputed items within fifteen (15) Business Days of having such items referred to it, pursuant to such procedures as it may require. The parties shall cooperate with the Referee, provide it promptly with all information that it reasonably requires and shall promptly act to implement the decision of the Referee. The costs, fees and expenses of the Referee shall be allocated 50% to Buyer and 50% to Seller.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival. (a) The agreements of HNR, Seller and Buyer contained in Article I, Article II, Article III, Section 6.3(f), Section 6.7, Section 6.10, Section 6.11, Section 6.12, Section 6.15, Article VIII and Article IX, (b) the representations and warranties contained in Section 4.9 and Section 5.6 and (c) this Article X shall survive the Closing Date. The agreements of HNR, Seller and Buyer contained in the Surviving Provisions shall survive the termination of this Agreement. Except as set forth in this Section 10.1, no representations, warranties, covenants or agreements contained in this Agreement shall survive the Closing Date or the termination of this Agreement.

Section 10.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient); provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

if to Buyer:

CT Energy Holding SRL
Av. Principal La Castellana,
Torre Digitel, Piso 22,
Caracas, Venezuela
Attention:	Francisco Hung Vaillant
Fax:	58 212 318 9825
e-mail:	FHUNG@OCAATVE.COM

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, New York 10019
Attention:	Matthew M. Guest
Eitan S. Hoenig
Phone:	(212) 403-1341
(212) 403-1053
Fax:	(212) 403-2000
e-mail:	MGuest@wlrk.com
ESHoenig@wlrk.com

if to Seller or HNR:

Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077
Attention:	Keith Head, Vice President and General Counsel
Phone:	(281) 899-5700
Fax:	(281) 899-5702
e-mail:	khead@harvestnr.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
700 Louisiana St., Suite 3400
Houston, TX 77002
Attention:	Thomas J. Moore
Phone:	(713) 238-2664
Fax:	(713) 238-4649
e-mail:	tmoore@mayerbrown.com

Section 10.3 Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Schedule, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Schedule, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits, Schedules and Annexes and Appendices, and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. References to a Person are also to its successors and permitted assigns. The specification of any dollar amount in any representation or warranty contained in Article IV or Article V is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedule or the Buyer Disclosure Schedule is or is not material for purposes of this Agreement. Words describing the singular number shall be deemed to include the plural and vice versa, and words denoting any gender shall be deemed to include all genders.

Section 10.4 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled as originally contemplated to the fullest extent possible.

Section 10.5 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Buyer may assign its rights and delegate its obligations hereunder to one or more of its Affiliates, as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and permitted assigns.

Section 10.6 Entire Agreement. This Agreement (including the Exhibits, Schedules, Annexes and Appendices hereto and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, Escrow Agreement, Seller Disclosure Schedule and the Buyer Disclosure Schedule, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

Section 10.7 No Third-Party Beneficiaries. Except for (a) the Seller Related Parties, which are express third party beneficiaries of Section 8.3(c)(ii) and (b) the Buyer Related Parties, which are express third party beneficiaries of Section 8.3(c)(iii) and Section 8.3(c)(iv), this Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, that (i) the Deed of Transfer, (ii) all other notarial deeds executed by the Notary, and (iii) all shareholders’ resolutions / minutes of duly convened shareholders’ meetings in relation to such notarial deeds shall be exclusively governed by, and construed in accordance with the laws of The Netherlands without giving effect to any choice or conflict of laws provision or rule (whether of The Netherlands or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than The Netherlands.

Section 10.9 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, except as otherwise set forth in this Section 10.9, (i) unless this Agreement has been terminated pursuant to Article XIII, the parties acknowledge and agree that the parties hereto shall be entitled, without posting a bond, security or other indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity, and (ii) if this Agreement has been terminated pursuant to Article XIII, the parties acknowledge and agree that Seller shall be entitled, without posting a bond, security or other indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of the Surviving Provisions and to enforce specifically the terms and provisions of such Surviving Provisions.

(b) Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.9. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.9 prior or as a condition to exercising any termination right under Article VII, nor shall the commencement of any Legal Proceeding pursuant to this Section 10.9 or anything set forth in this Section 10.9 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 10.10 Consent to Jurisdiction.

(a) Each of Buyer, Seller and HNR hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle, (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

(b) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 10.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Buyer, Seller and HNR agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.12 WAIVER OF JURY TRIAL. EACH OF BUYER, SELLER AND HNR HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER, SELLER OR HNR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 10.13 The HNR Guarantee. In connection with the transactions contemplated by this Agreement, HNR hereby irrevocably, absolutely and unconditionally guarantees the due, punctual and complete performance and payment (and not merely collection) in full of all obligations and liabilities of the Seller and its Affiliates under this Agreement, as and when due and payable or required to be performed pursuant to any provisions of this Agreement, subject to the terms and conditions thereof (the “HNR Guaranteed Obligations”) and agrees that Buyer shall be entitled to enforce directly against HNR any of the HNR Guaranteed Obligations. To the fullest extent permitted by applicable Law, HNR waives presentment to, demand of payment from and protest to any other Person of any of the HNR Guaranteed Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The obligations of HNR hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the HNR Guaranteed Obligations, or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit HNR’s ability to assert any claims, defenses or other rights that the Seller or its Affiliate may have under this Agreement. In the event that HNR or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) other than as contemplated by this Agreement, transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, HNR shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 10.13.

Section 10.14 Waiver of Claims. Notwithstanding anything to the contrary contained in this Agreement and effective upon the consummation of the transactions contemplated by this Agreement, HNR does hereby, for itself and each of its Subsidiaries, their respective Affiliates, or any of their respective successors or assigns, and all Persons who at any time prior to the Closing Date have been directors, officers, agents or employees of HNR or any of its Subsidiaries (in each case, in their respective capacities as such), waive, release and forever discharge Petróleos de Venezuela S.A. (“PDVSA”) or the Bolivarian Republic of Venezuela (including any Governmental Authority thereof) and all Persons who have been or are directors, officers, agents or employees of PDVSA (in each case, in their respective capacities as such) from any and all debts, guarantees, liabilities, costs, expenses, interest and obligations whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any third Person claim), demand, action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto, whether at law or in equity, whether arising under any Contract, release or warranty, by operation of Law or otherwise, whether known or unknown, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed prior to the Closing Date in respect of the assets, operations or business of HNR and its Subsidiaries, including Seller. From and after the date hereof, unless this Agreement has been terminated pursuant to Section 8.1, neither HNR nor Seller shall, and each of HNR and Seller shall not permit any of their respective Subsidiaries, Affiliates, directors, officers, agents or employees to, commence any arbitral proceeding or other Legal Proceeding against PDVSA or the Bolivarian Republic of Venezuela (including any Governmental Authority thereof) without Buyer’s prior written consent.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Buyer, Seller and HNR have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CT ENERGY HOLDING SRL:

By:	/s/ F. Hung Vaillant
Name:	Francisco Hung Vaillant
Title:	Manager

HNR ENERGIA B.V.

By:	/s/ Keith L. Head
Name:	Keith L. Head
Title:	Attorney-in-Fact

HARVEST NATURAL RESOURCES, INC.

By:	/s/ Keith L. Head
Name:	Keith L. Head
Title:	Vice President & General Counsel

[Signature Page to SPA]

EXHIBIT A

FORM OF LETTER OF CREDIT

A-1

IF THIS LANGUAGE FOR THE STANDBY LETTER OF CREDIT IS TO BE USED THEN THE OBLIGOR/APPLICANT MUST SIGNIFY THEIR APPROVAL BY SIGNING-OFF ON THIS EXHIBIT.

APPROVED AS ISSUED

By:
	Authorized signature of Obligor / Applicant	Date

LETTER OF CREDIT TEXT SAMPLE

BENEFICIARY:

HNR ENERGIA B.V.

C/O HARVEST NATURAL RESOURCES, INC.

1177 ENCLAVE PARKWAY, SUITE 300

HOUSTON, TEXAS 77077

ATTENTION: KEITH HEAD

WE HEREBY ESTABLISH OUR IRREVOCABLE STANDBY LETTER OF CREDIT IN YOUR FAVOR AS DETAILED HEREIN SUBJECT TO ISP98:

TRANSACTION REFERENCE NUMBER:

DATE OF ISSUE:

APPLICANT:	CT ENERGY HOLDING SRL
AV. PRINCIPAL LA CASTELLANA,
TORRE DIGITEL, PISO 22,
CARACAS, VENEZUELA

DATE AND PLACE OF EXPIRY:	DECEMBER , 2016
AT OUR COUNTERS

DOCUMENTARY CREDIT AMOUNT:	USD15,000,000.00

AVAILABLE WITH:	JPMORGAN CHASE BANK, N.A.
BY PAYMENT

ADDITIONAL CONDITIONS:

THIS LETTER OF CREDIT IS AVAILABLE FOR PAYMENT WITH JPMORGAN CHASE BANK, N.A. AGAINST PRESENTATION TO JPMORGAN CHASE BANK, N.A. OF THE FOLLOWING:

(I) BENEFICIARY’S DEMAND FOR PAYMENT SIGNED BY ONE OF ITS OFFICERS IN THE FORM ATTACHED HERETO AS EXHIBIT A, OR;

(II) BENEFICIARY’S DEMAND FOR PAYMENT SIGNED BY ONE OF ITS OFFICERS IN THE FORM ATTACHED HERETO AS EXHIBIT B, ACCOMPANIED BY A COPY OF AN AIRBILL EVIDENCING THE APPLICANT AS ADDRESSEE AND A COPY OF A RECEIPT FROM THE COURIER SHOWING THE DATE OF RECEIPT BY THE APPLICANT (WHICH MUST BE NO LATER THAN THREE (3) CALENDAR DAYS PRIOR TO THE DATE OF THE DEMAND FOR PAYMENT).

THIS LETTER OF CREDIT SETS FORTH THE FULL TERMS OF OUR UNDERTAKING, AND SUCH UNDERTAKING SHALL NOT BE IN ANY EVENT CONTINGENT UPON OUR REIMBURSEMENT FROM THE APPLICANT OR ANY OTHER PERSON. REFERENCES HEREIN OR IN ANY DOCUMENTS PRESENTED HEREUNDER TO ANY AGREEMENT OR UNDERLYING TRANSACTION ARE FOR INFORMATIONAL PURPOSES ONLY AND WILL HAVE NO BEARING ON THE NEGOTIATION OF THIS LETTER OF CREDIT OR OUR OBLIGATIONS HEREUNDER.

WE HEREBY AGREE WITH YOU THAT DEMANDS UNDER AND IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT WILL BE DULY HONORED.

PARTIAL AND MULTIPLE DRAWINGS ARE PROHIBITED.

PLEASE ADDRESS ALL CORRESPONDENCE REGARDING THIS LETTER OF CREDIT TO JPMORGAN CHASE BANK, N.A., C/O JPMORGAN TREASURY SERVICES, 10420 HIGHLAND MANOR DRIVE 4TH FLOOR, TAMPA, FLORIDA 33610, ATTENTION: STANDBY LETTER OF CREDIT DEPARTMENT, INCLUDE THE LETTER OF CREDIT NUMBER MENTIONED ABOVE. FOR TELEPHONE ASSISTANCE, PLEASE CONTACT THE STANDBY CLIENT SERVICE UNIT AT 1-800-634-1969, SELECT OPTION 1, AND HAVE THIS LETTER OF CREDIT NUMBER AVAILABLE.

EXCEPT AS OTHERWISE SPECIFIED HEREIN, THE LETTER OF CREDIT IS SUBJECT TO THE INTERNATIONAL STANDBY PRACTICES (1998), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 590.

JPMORGAN CHASE BANK, N.A.

AUTHORIZED SIGNATURE

EXHIBIT A

FORM OF DEMAND FOR PAYMENT

Date: [DATE OF DRAWING]	Letter of Credit Reference Number: [●]

Issuing Bank:	Applicant:

JPMorgan Chase Bank, N.A.	CT Energy Holding SRL
Global Trade Services	Av. Principal La Castellana,
Torre Digitel, Piso 22,
Caracas, Venezuela

Beneficiary:

HNR Energia B.V.

c/o Harvest Natural Resources, Inc.

1177 Enclave Parkway, Suite 300

Houston, Texas 77077

Attention: Keith Head

This Demand for Payment is presented by HNR Energia B.V., the Beneficiary under the Standby Letter of Credit with reference number [●] (the “Letter of Credit”), for the amount of $15,000,000.00, which constitutes the full payment of the funds available to the Beneficiary under the Letter of Credit. Under this Demand for Payment, a duly authorized officer of the Beneficiary hereby certifies that:

•	The date of expiration of the Letter of Credit is [●], and the Applicant has failed to deliver a replacement standby letter of credit for the amount of $15,000,000.00 at least ten (10) business days prior to such expiration date.

•	The Beneficiary is entitled to draw the amount demanded pursuant to the Share Purchase Agreement, and the board of directors of Harvest Natural Resources, Inc. has authorized the submission of this Demand for Payment.

•	The Beneficiary requests that the amount demanded hereunder be transferred to the Beneficiary by wire transfer to the following bank account of the Beneficiary:

[NAME, ADDRESS AND ROUTING NUMBER OF BENEFICIARY’S BANK ACCOUNT]

[NAME OF BENEFICIARY’S ACCOUNT]

[NUMBER OF BENEFICIARY’S ACCOUNT].

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Beneficiary has executed and delivered this Demand for Payment as of the date hereof.

HNR ENERGIA B.V.

By
Name:
Title:

EXHIBIT B

FORM OF DEMAND FOR PAYMENT

Date: [DATE OF DRAWING]	Letter of Credit Reference Number: [●]

Issuing Bank:	Applicant:

JPMorgan Chase Bank, N.A.	CT Energy Holding SRL
Global Trade Services	Av. Principal La Castellana,
Torre Digitel, Piso 22,
Caracas, Venezuela

Beneficiary:

HNR Energia B.V. c/o Harvest Natural Resources, Inc. 1177 Enclave Parkway, Suite 300 Houston, Texas 77077 Attention: Keith Head

This Demand for Payment is presented by HNR Energia B.V., the Beneficiary under the Standby Letter of Credit with reference number [●] (the “Letter of Credit”), for the amount of $15,000,000.00, which constitutes the full payment of the funds available to the Beneficiary under the Letter of Credit.

Under this Demand for Payment, a duly authorized officer of the Beneficiary hereby certifies that:

•	The Share Purchase Agreement, has been terminated.

•	The Beneficiary is entitled to draw the amount demanded pursuant to the Share Purchase Agreement.

•	The Beneficiary hereby certifies that we complied with the Share Purchase Agreement and have sent a copy of this demand for payment to the Applicant. Attached hereto is a COPY OF AN AIRBILL EVIDENCING THE APPLICANT AS ADDRESSEE AND A COPY OF A RECEIPT FROM THE COURIER SHOWING THE DATE OF RECEIPT BY THE APPLICANT (WHICH MUST BE NO LATER THAN THREE (3) CALENDAR DAYS PRIOR TO THE DATE OF THE DEMAND FOR PAYMENT). We further certify that CT Energy Holding SRL has signed the copy and sent either the signed original or an electronic version back to the Beneficiary.

[NAME, ADDRESS AND ROUTING NUMBER OF BENEFICIARY’S BANK ACCOUNT]

[NAME OF BENEFICIARY’S ACCOUNT]

[NUMBER OF BENEFICIARY’S ACCOUNT].

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Beneficiary has executed and delivered this Demand for Payment as of the date hereof.

HNR ENERGIA B.V.

By
Name:
Title:

EXHIBIT B

FORM OF BUYER PROMISSORY NOTE

B-1

EXHIBIT B

[BUYER OR BUYER DESIGNEE]

11% PROMISSORY NOTE DUE [●], 2017

US$12,000,000	[●]

FOR VALUE RECEIVED, [Buyer or Buyer Designee], a Barbados society with restricted liability (the “Company”), hereby promises to pay to the order of HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (“Holder”), in New York, New York, at such address or pursuant to such wire instructions as Holder shall notify Company of in writing, on or before the Maturity Date (as defined below), in lawful money of the United States of America, the principal amount of TWELVE MILLION AND 00/100 DOLLARS ($12,000,000.00), together with interest on the unpaid balance of said principal amount from time to time remaining outstanding, from the date hereof until maturity (howsoever such maturity shall occur), as follows:

1. Purchase Agreement. This Note is issued pursuant to the Share Purchase Agreement, dated as of June 29, 2016, among CT Energy Holding SRL, Holder and Harvest Natural Resources, Inc., a Delaware corporation (“HNR”) (as from time to time amended, the “Purchase Agreement”).

2. Definitions. The following terms, when used herein, shall have the meaning set forth below:

“Applicable Law” shall mean the law in effect from time to time and applicable to the transactions between the parties hereto pursuant hereto which lawfully permits the charging and collection of the highest permissible lawful non usurious rate of interest on such transactions, including laws of the State of New York, and to the extent controlling and providing for a higher lawful rate of interest, laws of the United States of America.

“Bankruptcy Law” means Title 11, United States Code, or any Federal, state or foreign bankruptcy, insolvency, receivership or similar law for the relief of debtors.

“Business Day” means any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York and Houston, Texas are authorized or obligated by Law or executive order to close.

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator, conservator, custodian or similar official under any Bankruptcy Law.

“Governmental Authority” means any supranational, United States (federal, state or local), or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau, commission or similar authority.

“Guarantor” means Mr. Oswaldo Cisneros.

“Indebtedness” means, with respect to any Person, without duplication: (a) any obligations for borrowed money, (b) any obligations evidenced by bonds, notes,

debentures, letters of credit or similar instruments, (c) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including “earn-out” payments), (d) any capital lease obligations, (e) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements, and (f) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person.

“Maturity Date” means [six (6) months following the Closing Date].

“Maximum Rate” means the maximum lawful non usurious rate of interest, if any, which under Applicable Law Holder is permitted to charge the Company on the obligations evidenced by this Note from time to time. If, however, during any period interest accruing on this Note is not limited to any maximum lawful non usurious rate of interest under Applicable Law, then during each such period the “Maximum Rate” shall be equal to a per annum rate of 2% plus the rate of interest expressly provided for in this Note as in effect immediately following the date hereof.

“Person” means an individual, a corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (itself or together with any other Subsidiary or Subsidiaries), (i) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (ii) otherwise controls, directly, or indirectly through one or more intermediaries, or both, such corporation or other legal entity.

3. Payments. All outstanding principal and accrued interest on this Note shall be due and payable on the Maturity Date. The unpaid principal balance of this Note shall bear interest (computed on the basis of a year of 365 or 366 days, as applicable, and the actual number of days elapsed), from the date hereof until such principal is paid, compounded quarterly, at the rate of 11.00% per annum. All such interest shall be due and payable upon maturity, howsoever such maturity may occur (whether by acceleration or otherwise), or upon the repayment of this Note as provided herein. During the continuance of an Event of Default, the outstanding principal amount of this Note shall bear interest at a rate that is 2.00% per annum higher than the rate of interest otherwise applicable hereto. All payments on this Note shall be made in lawful money of the United States of America by wire transfer to an account or accounts as directed by Holder, or as otherwise agreed by Holder and the Company.

4. Prepayment. The Company shall be entitled at its own option at any time or from time to time to prepay all or a portion of the outstanding principal amount of this Note,

and/or interest accrued thereon, upon not less than one day’s written notice, any such prepayment of principal to be paid together with all interest accrued and unpaid thereon. Prepayment may be made by such wire transfer instructions as Holder may provide, or otherwise by check delivered to Holder’s address for notices set forth in the Purchase Agreement. Any prepayment may, at the Company’s discretion, be subject to one or more conditions precedent stated in the notice of prepayment.

5. Guaranteed Obligations. The payment by the Company of the principal of, and interest on, this Note shall be fully and unconditionally guaranteed by the Guarantor to the extent set forth in the guaranty executed and delivered by Guarantor of even date herewith.

6. Events of Default; Remedies.

a. Each of the following is an “Event of Default”:

i. default in the payment of the principal of or any interest on this Note when due;

ii. failure by the Company to comply with any agreements contained in the Purchase Agreement for 30 days after the earlier of (i) written notice from Holder and (ii) the time at which the Guarantor or any officer of the Company first has knowledge of the failure;

iii. the Company or any of its Subsidiaries fails to pay any Indebtedness, other than Indebtedness owed to the Company or a Subsidiary of the Company, whether such Indebtedness or guaranty now exists or is created after the date of this Note, within any applicable grace period after final maturity or acceleration of any such Indebtedness following a default in respect thereof, in each case if the unpaid principal amount of any such Indebtedness, together with the unpaid principal amount of any other such Indebtedness, constitutes more than $3,000,000 in the aggregate at any one time;

iv. the Company or the Guarantor, pursuant to or within the meaning of any Bankruptcy Law:

a) commences a voluntary case or insolvency proceeding;

b) consents to the entry of an order for relief against it or him in an involuntary case or insolvency proceeding or consents to its dissolution or winding-up;

c) consents to the appointment of a Custodian of it or him or for any substantial part of its or his property;

d) makes a general assignment for the benefit of its or his creditors; or

e) takes any comparable action under any foreign laws relating to insolvency.

v. a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

a) is for relief against the Company, any Subsidiary of the Company or the Guarantor;

b) appoints a Custodian of the Company, any Subsidiary of the Company or the Guarantor for any substantial part of its, his or their property; or

c) orders the winding up or liquidation of the Company or any Subsidiary of the Company;

or any similar relief is granted under any foreign laws and, in any case, such order or decree remains unstayed and in effect for 60 days; or

vi. failure by the Company, any Subsidiary of the Company or the Guarantor to pay when due final judgments aggregating in excess of $10,000,000 (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, bonded, discharged or stayed for a period of 60 consecutive days following the entry of such judgment or decree.

b. If an Event of Default (other than an Event of Default specified in Sections 6(a)(iv) or (v)) occurs and is continuing, Holder may declare, by sending written notice to the Company, the principal of and accrued and unpaid interest, if any, on this Note to be due and payable. Upon sending such a notice of acceleration, such principal and accrued and unpaid interest shall be due and payable immediately. In the event of the acceleration of this Note because an Event of Default described in Section 6(a)(iii) has occurred and is continuing, the acceleration of the Indebtedness evidenced by this Note shall be automatically annulled if the Event of Default or payment default triggering such Event of Default pursuant to Section 6(a)(iii) shall be remedied or cured by the Company, a Subsidiary of the Company or the Guarantor or waived by Holder within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of this Note would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal or interest on this Note that became due solely because of the acceleration of this Note, have been cured or waived in writing. If an Event of Default specified in Sections 6(a)(iv) or (v) with respect to the Company occurs and is continuing, the principal of and accrued and unpaid interest on this Note shall ipso facto become and be immediately due and payable without any declaration or other act on the part of Holder. Holder may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent default or impair any right consequent thereto.

7. Usury Savings Clause. It is the intent of the parties to the Purchase Agreement in the execution and performance thereof and hereof to remain in strict compliance with Applicable Law from time to time in effect. In furtherance thereof, the Company and Holder, by acceptance of this Note, stipulate and agree that none of the terms and provisions contained in the Purchase Agreement or this Convertible Note shall ever be construed to create a contract to pay for the use, forbearance or detention of money with interest at a rate or in an amount in excess of the Maximum Rate, or to pay an amount of interest in excess of that permitted to be charged under Applicable Law.

8. Waiver of Defenses. The Company and all sureties, endorsers and guarantors of this Note waive demand, presentment for payment, notice of nonpayment, protest, notice of protest, notice of intent to accelerate maturity, notice of acceleration of maturity and all other notice, filing of suit and diligence in collecting this Note or enforcing any of the security herefor, and agree to any substitution, exchange or release of any such security, the release of any party primarily or secondarily liable hereon and further agree that it will not be necessary for any holder hereof, to enforce payment of this Note, to first institute suit or exhaust its remedies against any security herefor, and consent to any one or more extensions or postponements of time of payment of this Note on any terms or any other indulgences with respect hereto, without notice thereof to any of them.

9. Costs and Expenses. The Company shall, upon demand by Holder, promptly pay to Holder any and all costs and expenses, including legal expenses, collections costs and attorneys’ fees (whether or not legal proceedings are instituted including, without limitation, legal expenses and reasonable attorneys’ fees in connection with any bankruptcy proceedings), incurred or paid by Holder in enforcing Holder’s rights hereunder. Without limiting the generality of the foregoing, if this Note is collected by suit or through the bankruptcy court, or any judicial proceeding, or if this Note is not paid at maturity, however such maturity may be brought about, and it is placed in the hands of an attorney for collection (whether or not legal proceedings are instituted), then the Company agrees to pay, in addition to all other amounts owing hereunder, the collection costs and reasonable attorneys’ fees of any holder hereof.

10. Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient); provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

if to the Company:

CT Energy Holding SRL
Calle Londres
Torre Dayco, PH
Las Mercedes, Caracas-Venezuela,
Attention:
Phone:
Fax:
e-mail:

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Matthew M. Guest
Eitan S. Hoenig
Phone:	(212) 403-1341
(212) 403-1053
Fax:	(212) 403-2000
e-mail:	MGuest@wlrk.com
ESHoenig@wlrk.com

if to Seller:

c/o Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077
Phone: (281) 899-5700
Attention: Keith Head, Vice President and General Counsel
Fax: (281) 899-5702
e-mail: khead@harvestnr.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
700 Louisiana St., Suite 3400
Houston, TX 77002
Attention: Thomas J. Moore
Phone: (713) 238-2664
Fax: (713) 238-4649
e-mail: tmoore@mayerbrown.com

11. Successors and Assigns. This Note is binding upon the Company and its successors and assigns and inures to the benefit of Holder and its successors and assigns. The Company may not assign or otherwise transfer any of its obligations under this Note without the prior written consent of Holder. Holder may assign or otherwise transfer its rights under this

Note to any Affiliate of Holder, but may not otherwise assign or transfer this Note. For purposes of this Note, an “Affiliate” of Holder means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Holder.

12. Business Days. If any payment of principal or interest on this Note shall become due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest in connection with such payment.

13. Headings. Headings, subheadings and captions shall not be used to construe the meaning or intent hereof, and are intended for the convenience of the parties only.

14. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered on and as of the day and year first written above.

[Buyer or Buyer Designee]

By:
Name:
Title:

[Signature Page to Note]

EXHIBIT C

FORM OF GUARANTY

C-1

AGREED FORM

GUARANTY AGREEMENT

This GUARANTY AGREEMENT (this “Guaranty”), dated as of [●], is made by Oswaldo Cisneros Fajardo, an individual (the “Guarantor”), in favor of HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (the “Seller”), for the benefit of the Seller and the other Guaranteed Parties (as defined below).

RECITALS

WHEREAS, pursuant to the terms of the Share Purchase Agreement dated as of June 29, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”), by and among CT Energy Holding SRL, a Barbados Society with Restricted Liability [(the “Company”)], the Seller and Harvest Natural Resources, Inc., a Delaware corporation (“HNR”), [which has been assigned in part to [Buyer Designee] (the “Company”)], the Seller has agreed to sell to the Company, and the Company has agreed to acquire from the Seller, the Subject Shares (as defined in the Purchase Agreement) for consideration consisting partially of an 11% Promissory Note Due [●], 2017, dated as of even date herewith (the “Note”), upon the terms and subject to the conditions set forth therein;

WHEREAS, the Guarantor an Affiliate of the Company, and the Seller’s sale of the Subject Shares to the Company under the Purchase Agreement will inure, directly or indirectly, to the benefit of the Guarantor; and

WHEREAS, the Guarantor’s execution and delivery of this Guaranty to the Seller is a condition precedent to the Seller’s obligation to sell the Subject Shares to the Company under the Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, and to induce the Seller to sell the Subject Shares to the Company under the Purchase Agreement, the Guarantor hereby agrees with the Seller, for the benefit of the Seller and the other Guaranteed Parties, as follows:

ARTICLE I

DEFINED TERMS

SECTION 1.1 Definitions. Capitalized terms used but not otherwise defined in this Guaranty have the meanings given thereto in the Note. The following terms, when used in this Guaranty, have the meanings assigned to them below:

“Affiliated Entity” means the Company, CT Energia Holding, Ltd., a company organized under the laws of Malta, and any other entity that is controlled by the Guarantor or his affiliates.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Document” means this Guaranty, the Note, the Purchase Agreement and any document or agreement delivered or executed in connection with this Guaranty, the Note or the Purchase Agreement.

“Guaranteed Parties” means (i) the Seller, (ii) any other permitted holder of the Note, and (iii) their respective permitted successors and assigns.

“Lien” means liens (statutory or other), claims, mortgages, encumbrances, pledges, security interests (including, in respect of shares, depositary receipts for such shares having been issued), easements, rights-of-way, claims, covenants, conditions, restrictions (including transfer restrictions), options, rights of first offer or refusal, third-party rights, limitations on voting rights, encroachments, title defects or charges of any kind or nature whatsoever, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

ARTICLE II

GUARANTY

SECTION 2.1 Guaranty. The Guarantor hereby absolutely, irrevocably and unconditionally guarantees as a primary obligor and not merely as a surety, to the Guaranteed Parties, the prompt payment and performance of all obligations, including all principal, interest and reimbursement obligations, arising under the Note (the “Guaranteed Obligations”), whether primary or secondary (whether by way of endorsement or otherwise), whether now existing or hereafter arising, whether or not from time to time reduced or extinguished (except by payment thereof) or hereafter increased or incurred, whether enforceable or unenforceable, whether or not discharged (other than by payment), stayed or otherwise affected by any Debtor Relief Law or proceeding thereunder, whether created directly with a Guaranteed Party or acquired by such Guaranteed Party through assignment or endorsement or otherwise, whether matured or unmatured, whether joint or several, as and when the same becomes due and payable (whether at maturity or earlier, by reason of acceleration, mandatory repayment or otherwise), in accordance with the terms of the Note and all renewals, extensions or modifications thereof.

SECTION 2.2 Bankruptcy Limitations on Guarantor. Notwithstanding anything to the contrary contained in Section 2.1, it is the intention of the Guarantor and the Seller that, in any proceeding involving the bankruptcy, adjustment of debts, relief of debtors or insolvency or any similar proceeding with respect to the Guarantor or his assets, the amount of the Guarantor’s obligations with respect to the Guaranteed Obligations (or any other obligations of the Guarantor to the Guaranteed Parties) shall be equal to, but not in excess of, the maximum amount thereof not subject to avoidance or recovery by operation of Debtor Relief Laws. To that end, but only in the event and to the extent that the Guarantor’s obligations with respect to the Guaranteed Obligations (or any other obligations of the Guarantor to the Guaranteed Parties) or any payment made pursuant to such Guaranteed Obligations (or any other obligations of the Guarantor to the

Guaranteed Parties) would, but for the operation of the first sentence of this Section 2.2, be subject to avoidance or recovery in any such proceeding under Debtor Relief Laws, the amount of the Guarantor’s obligations with respect to the Guaranteed Obligations (or any other obligations of the Guarantor to the Guaranteed Parties) shall be limited to the largest amount which, after giving effect thereto, would not, under Debtor Relief Laws, render the Guarantor’s obligations with respect to the Guaranteed Obligations (or any other obligations of the Guarantor to the Guaranteed Parties) unenforceable or avoidable or otherwise subject to recovery under Debtor Relief Laws. To the extent any payment actually made pursuant to the Guaranteed Obligations exceeds the limitation of the first sentence of this Section 2.2 and is otherwise subject to avoidance and recovery in any such proceeding under Debtor Relief Laws, the amount subject to avoidance shall in all events be limited to the amount by which such actual payment exceeds such limitation and the Guaranteed Obligations as limited by the first sentence of this Section 2.2 shall in all events remain in full force and effect and be fully enforceable against the Guarantor until payment in full of the Guaranteed Obligations. The first sentence of this Section 2.2 is intended solely to preserve the rights of the Guaranteed Parties hereunder against the Guarantor in such proceeding to the maximum extent permitted by Debtor Relief Laws and neither the Guarantor nor any other Person shall have any right or claim under such sentence that would not otherwise be available under Debtor Relief Laws in such proceeding.

SECTION 2.3 No Subrogation. Notwithstanding any payment or payments by the Guarantor hereunder, or any setoff or application of funds of the Guarantor by any Guaranteed Party, or the receipt of any amounts by any Guaranteed Party with respect to any of the Guaranteed Obligations, the Guarantor shall not be entitled to be subrogated to any of the rights of any Guaranteed Party or against any collateral security held by any Guaranteed Party for the payment of the Guaranteed Obligations, until all amounts owing to the Guaranteed Parties on account of the Guaranteed Obligations are paid in full in cash. If any amount shall be paid to the Guarantor on account of such subrogation, reimbursement or contribution rights at any time when all of such Guaranteed Obligations shall not have been paid in full, such amount shall be held by the Guarantor in trust for the Guaranteed Parties, segregated from other funds of the Guarantor, and shall, forthwith be turned over to the Guaranteed Parties in the exact form received by the Guarantor (duly endorsed by the Guarantor to the applicable Guaranteed Party, if required) to be applied against the Guaranteed Obligations, whether matured or unmatured.

SECTION 2.4 Nature of Guaranty.

(a) The Guarantor agrees that this Guaranty is a continuing, unconditional guaranty of payment and performance and not of collection, and that his obligations under this Guaranty shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(i) the genuineness, legality, validity, regularity, enforceability or any future amendment or modification of, or change in, or supplement to, the Purchase Agreement, any other Document or any other agreement, document or instrument to which the Guarantor or any Affiliated Entity is or may become a party;

(ii) any action under or in respect of the Purchase Agreement or any other Document, any exercise of any remedy, power or privilege contained therein or available to any party thereto at law, in equity or otherwise, or waiver or refraining from exercising any such remedies, power or privileges (including any manner of application of any sums by whomever paid or however realized to any Guaranteed Obligations owing by the Company, the Guarantor, any other guarantor or any other Person to any Guaranteed Party in such manner as any Guaranteed Party shall determine in its reasonable discretion);

(iii) the absence of any action to enforce this Guaranty, the Purchase Agreement or any other Document or the waiver or consent by any Guaranteed Party or any other Person with respect to any of the provisions of the Purchase Agreement or any other Document;

(iv) the existence, value or condition of, or failure of any Guaranteed Party to perfect its lien against, any security for or other guaranty of the Guaranteed Obligations or any action, or the absence of any action, by any Guaranteed Party or any other secured party in respect of such security or guaranty (including, without limitation, the release of any such security or guaranty);

(v) any structural change in, restructuring of or other similar organization change of any Affiliated Entity; or

(vi) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (other than payment of the Guaranteed Obligations);

it being agreed by the Guarantor that, subject to the first sentence of Section 2.2, his obligations under this Guaranty shall not be discharged until the final payment and performance, in full, of the Guaranteed Obligations.

(b) The Guarantor agrees that the Guaranteed Obligations and his obligations under this Guaranty are not and shall not be subject to any counterclaims, offsets or defenses of any kind (other than the defense of payment) against any Guaranteed Party whether now existing or which may arise in the future.

(c) The Guarantor hereby agrees and acknowledges that the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon this Guaranty.

SECTION 2.5 Waivers. To the extent permitted by Applicable Law, the Guarantor expressly waives all of the following rights and defenses (and agrees not to take advantage of or assert any such right or defense):

(a) any rights he may now or in the future have under any statute, or at law or in equity, or otherwise, to compel any Guaranteed Party or any other secured party to proceed in respect of the Guaranteed Obligations against the Company or any other Person or against any security for or other guaranty of the payment and performance of the Guaranteed Obligations before proceeding against, or as a condition to proceeding against, the Guarantor;

(b) any defense based upon the failure of any Guaranteed Party or any other secured party to commence an action in respect of the Guaranteed Obligations against any other guarantor or any other Person or any security for the payment and performance of the Guaranteed Obligations;

(c) any right to insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshalling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by the Guarantor of his obligations under, or the enforcement by any Guaranteed Party or any other secured party of, this Guaranty;

(d) any right of diligence, presentment, demand, protest and notice (except as specifically required in this Guaranty or in the other Documents) of whatever kind or nature with respect to any of the Guaranteed Obligations or any requirement that any secured party protect, secure, perfect or insure any lien or any property subject thereto and waives, to the fullest extent permitted by Applicable Law, the benefit of all provisions of Applicable Law which are or might be in conflict with the terms of this Guaranty;

(e) any and all right to notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Guaranteed Party or any other secured party upon, or acceptance of, this Guaranty; and

(f) any right of setoff or recoupment or counterclaim against or in respect of the Guaranteed Obligations.

The foregoing waivers are of the essence of the transaction contemplated by the Purchase Agreement and the other Documents and, but for this Guaranty and such waivers, the Seller would decline to enter into the Purchase Agreement and the other Documents.

SECTION 2.6 Modification of Documents, etc. Neither any Guaranteed Party nor any other secured party shall incur any liability to the Guarantor as a result of any of the following, and none of the following shall impair or release this Guaranty or any of the obligations of the Guarantor under this Guaranty:

(a) any change or extension of the manner, place or terms of payment of, or renewal or alteration of all or any portion of, the Guaranteed Obligations;

(b) any action under or in respect of the Purchase Agreement or any other Document in the exercise of any remedy, power or privilege contained therein or available to any of them at law, in equity or otherwise, or waiver or refraining from exercising any such remedies, powers or privileges;

(c) any amendment to, or modification of, in any manner whatsoever, any Document;

(d) any extension or waiver of the time for performance by the Guarantor, any other guarantor or any other Person of, or compliance with, any term, covenant or agreement on his or its part to be performed or observed under a Document, or waiver of such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) the taking and holding of security or collateral for the payment of the Guaranteed Obligations or the sale, exchange, release, disposal of, or other dealing with, any property pledged, mortgaged or conveyed, or in which any Guaranteed Party or any other secured party has been granted a lien, to secure any indebtedness of the Guarantor, any other guarantor or any other Person to any Guaranteed Party;

(f) the release of anyone who may be liable in any manner for the payment of any amounts owed by the Guarantor, any other guarantor or any other Person to any Guaranteed Party or any other secured party;

(g) any modification or termination of the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of the Guarantor, any other guarantor or any other Person are subordinated to the claims of any Guaranteed Party or any other secured party; or

(h) any application of any sums by whomever paid or however realized to any Guaranteed Obligations owing by the Guarantor, any other guarantor or any other Person to any Guaranteed Party or any other secured party in such manner as any Guaranteed Party or any other secured party shall determine in its reasonable discretion.

SECTION 2.7 Demand by Guaranteed Party. In addition to the terms set forth in this Article II and in no manner imposing any limitation on such terms, if all or any portion of the then outstanding Guaranteed Obligations are declared to be immediately due and payable, then the Guarantor shall, upon demand in writing therefor by any Guaranteed Party to the Guarantor, pay all or such portion of the outstanding Guaranteed Obligations due hereunder then declared due and payable.

SECTION 2.8 Remedies. Upon the occurrence and during the continuance of any Event of Default, any Guaranteed Party may enforce against the Guarantor his obligations and liabilities hereunder and exercise such other rights and remedies as may be available to the Guaranteed Parties hereunder, or otherwise, in each case in accordance with the provisions of the Note.

SECTION 2.9 Benefits of Guaranty. The provisions of this Guaranty are for the benefit of the Guaranteed Parties, and nothing contained in this Guaranty shall impair, as between the Company and its Affiliates and any Guaranteed Party, the obligations of the Company under the Documents.

SECTION 2.10 Termination; Reinstatement.

(a) Subject to clause (c) below, this Guaranty shall remain in full force and effect until all the Guaranteed Obligations and all the obligations of the Guarantor shall have been paid in full in cash.

(b) No payment made by the Guarantor, any other guarantor or any other Person received or collected by any Guaranteed Party by virtue of any action or proceeding or any setoff or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranteed Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of the Guarantor hereunder (other than to the extent of such payment), which shall, notwithstanding any such payment, remain liable for the obligations of the Guarantor up to the maximum liability of the Guarantor hereunder until the Guaranteed Obligations and all the obligations of the Guarantor shall have been paid in full in cash.

(c) The Guarantor agrees that, if any payment made by any Person applied to the Guaranteed Obligations is at any time avoided, annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or is repaid in whole or in part pursuant to a good faith settlement of a pending or threatened avoidance claim, or the proceeds of any collateral are required to be refunded by any Guaranteed party or any other secured party to the Company, its estate, trustee, receiver or any other Person, including, without limitation, the Guarantor, under any Applicable Law or equitable cause, then, to the extent of such payment or repayment, the Guarantor’s liability hereunder (and any lien or collateral securing such liability) shall be and remain in full force and effect, as fully as if such payment had never been made, and, if prior thereto, this Guaranty shall have been canceled or surrendered, this Guaranty shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Guarantor in respect of the amount of such payment.

SECTION 2.11 Payments. Any payments by the Guarantor hereunder shall be made to the Guaranteed Parties, to be credited and applied to the Guaranteed Obligations in such order or manner as the Guaranteed Parties may reasonably determine, in immediately available United States dollars to an account designated in writing by the Guaranteed Parties or at any other address that may be specified in writing from time to time by the Guaranteed Parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Guarantor hereby represents and warrants to the Guaranteed Parties as follows:

SECTION 3.1 Enforceability; No Violation.

(a) Upon and after execution and delivery by the Guarantor, this Guaranty shall be a legally valid and binding obligation of the Guarantor and enforceable against him in accordance with its terms, except for (a) the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and (b) limitations imposed by equitable principles on the specific enforceability of any remedies, covenants or other provisions or on the availability of injunctive relief or other equitable remedies.

(b) Neither the execution, delivery or performance of this Guaranty nor the compliance with the Guarantor’s obligations under this Guaranty, nor the consummation of the transactions contemplated under this Guaranty or any other Document shall:

(i) violate any statute or law to which the Guarantor or his assets may be subject;

(ii) violate, or constitute a default under, or permit the termination of, or require the consent of any Person under, or result in the creation or imposition of any Lien on any property of the Guarantor under, any mortgage, indenture, loan agreement, note, debenture, agreement for borrowed money or any other agreement to which the Guarantor is a party or by which the Guarantor (or his assets) may be bound, other than such violations, conflicts, defaults, terminations and Liens, or such failures to obtain consents, which could not reasonably be expected to result in a material adverse effect.

SECTION 3.2 Third Party Consents. Neither the execution and delivery of this Guaranty nor the performance by the Guarantor of his other obligations under this Guaranty, or the consummation of the transactions described in this Guaranty, as the case may be, is such as to require a consent, approval or authorization of, or notice to, or filing, registration or qualification with, any Governmental Authority or other Person on the part of the Guarantor as a condition to the execution and delivery of this Guaranty.

SECTION 3.3 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Guarantor, threatened or contemplated, at Law, in equity, in arbitration or before any Governmental Authority, by or against the Guarantor or against any of his assets that purport to affect or pertain to this Guaranty.

ARTICLE IV

MISCELLANEOUS

SECTION 4.1 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient); provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.1):

if to the Guarantor or the Company:

[ ]
Attention:
Phone:
Fax:
e-mail:

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Matthew M. Guest
Eitan S. Hoenig
Phone:	(212) 403-1341
(212) 403-1053
Fax:	(212) 403-2000
e-mail:	MGuest@wlrk.com
ESHoenig@wlrk.com

if to Seller:

c/o Harvest Natural Resources, Inc.

1177 Enclave Parkway, Suite 300

Houston, Texas 77077

Attention: Keith Head, Vice President and General Counsel

Phone: (281) 899-5700

Fax: (281) 899-5702

e-mail: khead@harvestnr.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

700 Louisiana St., Suite 3400

Houston, TX 77002

Attention: Thomas J. Moore

Phone: (713) 238-2664

Fax: (713) 238-4649

e-mail: tmoore@mayerbrown.com

SECTION 4.2 Amendments, Waivers and Consents. None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified, nor any consent be given, except upon prior written agreement of the parties hereto and HNR.

SECTION 4.3 Governing Law; Jurisdiction; Venue; Service of Process.

(a) Governing Law. This Guaranty and all issues hereunder shall be governed by and construed in accordance with the laws of the State of New York (excluding choice-of-law principles of the laws of such State that would permit the application of the laws of a jurisdiction other than such State).

(b) Submission to Jurisdiction. The Guarantor agrees that any suit or proceeding arising in respect of this Guaranty or any of the other Documents will be tried in the U.S. District Court for the Southern District of New York or in any state court located in the City and County of New York, and the Guarantor agrees to submit to the jurisdiction of, and to venue in, such courts. The Guarantor consents to process being served by or on behalf of any Guaranteed Party in any suit, action or proceeding of the nature referred to in this Section 4.3(b) by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, return receipt requested, to him at his address specified in Section 4.1 of this Guaranty. The Guarantor agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon him in any such suit, action or proceeding, and (ii) shall, to the fullest extent permitted by Applicable law, be taken and held to be valid personal service upon and personal delivery to him. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service. Nothing in this Guaranty shall affect the right of any Guaranteed Party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the Guarantor in any other jurisdiction.

(c) Appointment of Company as Agent for the Guarantor. The Guarantor hereby irrevocably appoints and authorizes the Company to act as his agent for service of process and notices required to be delivered under this Guaranty or under the other Documents, it being understood and agreed that receipt by the Company of any summons, notice or other similar item shall be deemed effective receipt by the Guarantor.

SECTION 4.4 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT OR HE MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT OR HE AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY AND THE OTHER DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.4.

SECTION 4.5 No Waiver by Course of Conduct, Cumulative Remedies. No course of dealing between the Guarantor, any Guaranteed Party or any other secured party or their respective agents or employees shall be effective to change, modify or discharge any provision of this Guaranty or any other Document or to constitute a waiver of any default or Event of Default. The enumeration of the rights and remedies of the Guaranteed Parties set forth in this Guaranty is not intended to be exhaustive and the exercise by any Guaranteed Party of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative, and shall be in addition to any other right or remedy given hereunder or under the other Documents or that may now or hereafter exist at law or in equity or by suit or otherwise. Neither any Guaranteed Party nor any other secured party shall by any act, delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Event of Default. No delay or failure to take action on the part of any Guaranteed Party or any other secured party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege or shall be construed to be a waiver of any Event of Default. A waiver by any Guaranteed Party or any other secured party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which such Guaranteed Party or such secured party would otherwise have on any future occasion.

SECTION 4.6 Successors and Assigns. The provisions of this Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; except that the Guarantor may not assign or otherwise transfer any of his rights or obligations under this Guaranty without the prior written consent of the Guaranteed Parties and HNR.

SECTION 4.7 Severability of Provisions. Any provision of this Guaranty or any other Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remainder of such provision or the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 4.8 Counterparts. This Guaranty may be executed in any number of counterparts (and by different parties hereto in separate counterparts), each of which shall constitute an original, but all of which taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Guaranty or any document or instrument delivered in connection herewith by facsimile or in electronic (i.e., “pdf” or “tif”) form shall be effective as delivery of a manually executed counterpart of this Guaranty or such other document or instrument, as applicable.

SECTION 4.9 Integration. This Guaranty and the other Documents, and any separate letter agreements with respect to fees, constitute the entire contract of the parties relating to the subject matter hereof and supersede all previous agreements and understandings, written or oral, relating to the subject matter hereof.

SECTION 4.10 Acknowledgements. The Guarantor hereby acknowledges that:

(a) he has received a copy of the Purchase Agreement, the Note and the other Documents and has reviewed and understands the same;

(b) neither any Guaranteed Party nor any other secured party has any fiduciary relationship with or duty to the Guarantor arising out of or in connection with this Guaranty or any of the other Documents, and the relationship between the Guarantor, on the one hand, and the Seller and the other Guaranteed Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c) no joint venture is created hereby or by the other Documents or otherwise exists by virtue of the transactions contemplated hereby or thereby among the Guarantor or any Affiliated Entity and the Guaranteed Parties.

SECTION 4.11 Release. At such time as the Guaranteed Obligations (other than contingent indemnification obligations if any) shall have been paid in full in cash, this Guaranty and all obligations (other than those expressly stated to survive such termination or as may be reinstated after such termination) of the Seller and the Guarantor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party.

[Signature Pages to Follow]

IN WITNESS WHEREOF, each of the Company and the Guarantor has duly executed and delivered this Guaranty as of the day and year first above written.

COMPANY:

[Buyer or Buyer Designee]

By:
Name:
Title:

GUARANTOR:

Oswaldo Cisneros Fajardo

Acknowledged as of the day and year first written above:

SELLER

HNR ENERGIA B.V.

By:
Name:
Title:

[Signature Page to Guaranty Agreement]

EXHIBIT D

FORM OF RELEASE

D-1

Exhibit D

FORM OF RELEASE

Dated: [●], 2016

WHEREAS:

A. Pursuant to that certain Share Purchase Agreement (the “Share Purchase Agreement”), dated June 29, 2016, HNR Energia B.V. (“Seller”), a wholly owned Subsidiary of Harvest Natural Resources, Inc. (“HNR”), intends to sell all of the Subject Shares to CT Energy Holding SRL (“Buyer”);

B. Pursuant to the Share Purchase Agreement, Seller is required to deliver to Buyer a general release in the favor of the Acquired Companies of any claims that any of the Retained Companies may have against the Acquired Companies; and

C. The Retained Companies will benefit substantially as a result of the completion of the transactions contemplated under the Share Purchase Agreement, and therefore, in consideration of such substantial benefit, have agreed to execute and deliver this Release on the Closing.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by HNR), HNR hereby agrees, on behalf of itself and the other Retained Companies, as follows:

1.	HNR, for itself and for each Retained Company, and its and their respective successors and assigns, as applicable (collectively, the “Releasors”), DOES HEREBY REMISE, RELEASE AND FOREVER DISCHARGE the Acquired Companies and their respective directors, officers, trustees, employees, agents, servants, successors and assigns, as applicable (collectively, the “Releasees”) of and from any and all manner of actions, causes of action, suits, complaints, debts, accounts, due accounts, bonds, covenants, contracts, claims, demands, damages, costs, fines, penalties, expenses and any and all legal obligations and compensation of whatsoever kind and howsoever arising, in law or in equity, whether known or unknown, suspected or unsuspected (collectively, the “Claims”), including without limitation any Claims whether authorized or provided for by by-law, resolution, contract or otherwise, which the Releasors or any of them have had, now have or hereafter can, will or may have against the Releasees or any of them in respect of any matter or thing arising at or before the Closing Date; provided, that, for the avoidance of doubt, nothing contained herein shall operate to release Buyer or Buyer Guarantor from any Claims arising under the Share Purchase Agreement, the Letter of Credit, the Buyer Promissory Note, the Cisneros Guaranty, or any of the transactions contemplated thereunder.

2.	HNR further covenants and agrees not to, and to cause each other Releasor not to, directly or indirectly, join, assist, aid or act in concert in any manner whatsoever with any other person in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Releasees or any of them with respect to the Claims released or discharged pursuant to this Release.

3.	HNR hereby represents, warrants and covenants that the Releasors have not assigned and will not assign to any other person any of the Claims that the Releasors are releasing herein.

4.	The facts in respect of which this Release is made may prove to be other than or different from the facts now known by any of the Releasors or Releasees or believed by any of them to be true. HNR expressly accepts and assumes the risk of the facts being different and agree that all of the terms of this Release will be in all respects effective and not subject to termination or rescission by any discovery of any difference in facts.

5.	If any provision of this Release or any part of any provision of this Release is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) such invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Release. Each provision of this Release is separable from every other provision of this Release, and each provision of this Release is separable from every other part of such provision.

6.	Capitalized terms used but not defined herein shall have the meaning given to them in the Share Purchase Agreement.

7.	This Release and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Release shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

The Releasors irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle, (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Release and each of the Releasors irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the Releasors (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Release, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 7 shall affect

2

the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this Release or the transactions contemplated by this Release, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Release or the transactions contemplated by this Release in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the Releasors agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.	Delivery of an executed counterpart of this Release by electronic means, including by facsimile transmission or by electronic delivery in portable document format (“.pdf”), will be equally effective as delivery of a manually executed counterpart hereof.

[Remainder of page intentionally left blank – signature page, to follow]

3

IN WITNESS WHEREOF, the undersigned has duly executed this Release as of the day and year first written above.

HARVEST NATURAL RESOURCES, INC.

By:
Name:
Title:

[Signature Page to Release]

EXHIBIT E

FORM OF DEED OF TRANSFER

E-1

EXHIBIT E

DEED OF SALE, PURCHASE AND TRANSFER1

(Harvest-Vinccler Dutch Holding B.V.)

On the [●] day of [●]

two thousand and sixteen, appearing before me,

[●], a civil-law notary in [Amsterdam], the Netherlands:

[employee of [●]], with office address [●], the Netherlands, in this respect acting as authorised representative of]:

I.	HNR Energia B.V., a private limited liability company (besloten vennootschap), existing under the laws of Curaçao, with its corporate seat in Curaçao and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, the Netherlands, registered with the Dutch trade register under number 34311729

(Seller);

II.	[●], a [●], existing under the laws of the Netherlands, with its corporate seat in [●] (The Netherlands) and its place of business at [●], registered with the trade register under number [●]

(Buyer); and

III.	Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 14037775

(Company).

Powers of Attorney

The authorisation of the person appearing is evidenced by three (3) written powers of attorney, copies of which shall be attached to this deed (Annexes I).

The person appearing declared the following:

WHEREAS:

A.	Shares

Seller is the holder of twelve thousand seven hundred fifty (12,750) ordinary Class A Shares in the capital of the Company, numbered A7,251 up to and including A20,000, each ordinary Class A share having a par value of one euro (EUR 1) (Shares), constituting fifty-one per cent (51%) of the issued and outstanding capital of the Company.

B.	Share Purchase Agreement

As evidenced by a share purchase agreement dated the twenty-ninth day of June two thousand and sixteen by and among Seller, CT Energy Holding SRL, a Barbados Society with Restricted Liability, and Harvest Natural Resources, Inc. (“Share Purchase Agreement”), Seller agreed to sell and transfer the Subject Shares to Buyer and Buyer agreed to purchase and accept the Subject Shares from Seller.

C.	In complying with the obligations pursuant to the Share Purchase Agreement, Seller hereby wishes to sell and transfer the Shares to Buyer, and Buyer hereby wishes to purchase and accept the Shares from Seller. A copy of the Share Purchase Agreement is annexed to the present deed (Annex II).

[1]	NTD: To be conformed to the Notary’s form requirements.

SELLER AND THE BUYER HAVE AGREED AS FOLLOWS:

Article 1. Conditions

1.1	Seller and Buyer declare that the conditions precedent (opschortende voorwaarden) for the Closing (as defined in the Share Purchase Agreement) to occur, have been satisfied or waived prior to the execution of this deed.

Article 2. Sale and transfer

2.1	Seller sells and transfers the Shares to the Buyer, and the Buyer purchases and accepts the Shares from the Seller, all on the terms set out in this deed.

Article 3. Purchase Consideration

3.1	The purchase price for the Shares is known to the Seller and the Buyer and sufficiently described in Section 2.1(b) of the Share Purchase Agreement (Purchase Consideration), consisting of (a) $80,000,000 United States Dollars (US$ 80,000,000) (Cash Consideration), (b) Buyer 11% Non-Convertible Senior Promissory Note due [●] in the principal amount of $12,000,000 United States Dollars and the Buyer Guarantee, delivery of 15% Note (as defined in the Share Purchase Agreement) and the Additional Draw Note (as defined in the Share Purchase Agreement) to Seller for cancellation, delivery of 8,667,597 shares of Harvest Natural Resources, Inc. common stock to Seller; and delivery of HNR Warrant exercisable for 34,070,820 shares of Harvest Natural Resources, Inc. common stock to Seller.

3.2	The Cash Consideration has been delivered by the Buyer to the notarial escrow account in the name of [●] with number [●] of [●], in accordance with Section 2.1 (b) of the Share Purchase Agreement and the Seller and the Buyer have agreed in writing that the obligation of the Buyer to fulfill the remaining part of the Purchase Consideration as set out in Section 2.1(b) of the Share Purchase Agreement has been duly delivered by the Buyer to the Seller, as evidenced by the written completion letters dated on or around the date hereof by the Seller and the Buyer (Annexes III).

3.3	Seller hereby discharges Buyer from the obligation to pay the Purchase Consideration.

Article 4. Warranties of Seller

4.1	The Seller warrants to the Purchaser that:

a.	the Seller has a complete and unencumbered right to the Shares;

b.	with respect to the full title and guarantee of the Shares and the authority of Seller to transfer the Shares free from all Liens (as defined in the Share Purchase Agreement), reference is made to inter alia Sections 2.1 (a), 4.2 and 4.3 of the Share Purchase Agreement, which information on this day is still accurate and correct;

c.	by the transfer of the Shares to the Buyer, the full and unencumbered ownership of the Shares is transferred to the Purchaser

Article 5. Share Purchase Agreement

5.1	To the extent not expressly otherwise provided in this deed, the provisions of the Share Purchase Agreement remain in full force and effect between the parties.

Article 6. Acquisition of the Subject Shares

6.1	Seller declares that Seller acquired inter alia the Subject Shares by deed executed on the fourth day of October two thousand and eleven before Pieter Gerard van Druten, a civil-law notary in Amsterdam, the Netherlands.

Article 7. Restrictions on transfer

7.1	With respect to compliance with the restrictions on the transfer of shares in the Company’s articles of association, Seller declares that as appears from a shareholders’ resolution dated the [●] day of [●] two thousand and sixteen, a copy of which is attached to this deed, the general meeting of the Company has approved the transfer of the Shares.

Article 8. Representation of Seller and Buyer

8.1	[Seller and Buyer declare that neither the legal act(s) included in this deed nor the title(s) of such act(s) conflict with Chapter 5 of the Competition Act (Mededingingswet).]

Article 9. Company’s representation

9.1	The Company hereby declares that it acknowledges the transfer of the Shares and undertakes to enter the transfer of the Shares in the shareholders’ register of the Company.

Article 10. Civil-law notary

10.1	The parties hereby acknowledge that [●] the civil law notary (notaris) before whom this deed is executed (gepasseerd), is associated with [●], a firm of civil-law notaries and lawyers that advises and represents [Buyer][Seller] in connection with this deed and other matters. With reference to the Regulation establishing the Professional Rules of Conduct of the Dutch Royal Notarial Society (Koninklijke Notariële Beroepsorganisatie), [Buyer][Seller] and the Company hereby (i) acknowledge and agree that [Seller][Buyer] is being advised and/or represented by civil-law notaries and/or lawyers of [●] in connection with this deed and other matters, and (ii) agree that [Seller][Buyer] may request lawyers of [●] to represent [Seller][Buyer] in any dispute arising out of this deed against [Seller][Buyer] and/or the Company.

Article 11. Rescission

11.1	The parties shall not be entitled, on any grounds whatsoever, to rescind the Share Purchase Agreement and agreement laid down in this deed.

Article 12. Applicable law and jurisdiction

12.1	The transactions (rechtshandelingen) contemplated by this deed shall be governed exclusively by Dutch law.

12.2	Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this deed and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

12.3

Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this deed, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Article 12.3 shall affect the right of any party to serve legal process in any other manner permitted by law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this deed or the transactions contemplated by this deed, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this deed or the transactions contemplated by this deed in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

CONCLUSION

The person[s] appearing in connection with this deed are known to me, civil-law notary.

THIS DEED

is executed in [Amsterdam], the Netherlands on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the persons appearing, who have expressly taken cognisance of its contents and have agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the person[s] appearing and by me, civil-law notary.